8/31

04036656

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Promise

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 02 2004
THOMSON FINANCIAL

FILE NO. 82- 4837

FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 9/2/04

FILE NO. 82-4837

PROMISE

AR/S
3-31-04

>>The True PROMISE

Annual Report 2004 Year ended March 31, 2004

The True PROMISE

Consumer loan demand—which has maintained an upward trend since Promise went public—has entered a correction phase.

The Promise Group views this change as a major turning point. With the support of our firm business foundation, built principally on unsecured loans to individuals, we are shoring up our position in the market, and continuing to pursue possibilities with potential to support sustained growth.

In doing so, we will operate our business in such a way as to have each of customers say "Consumer finance means Promise." Unhampered by precedent, we will implement business strategies with a medium-to-long-term view of the market. This is our promise to you.

Contents

Cautionary Information with Respect to Forward-Looking Statements

In addition to historical facts regarding Promise's past performance, this annual report contains forward-looking statements, including plans and strategies that are based on the management's current assumptions and beliefs in light of currently available information. Forward-looking statements involve inherent risks and uncertainties, including, without limitation, risks associated with changes in the general economic conditions and business environment in Japan as well as changes to Japanese laws and regulations.

>>Consolidated Financial Highlights

Promise Co., Ltd. and Consolidated Subsidiaries
Years ended March 31, 2004 and 2003

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
For the Year:			
Total operating income	**¥ 390,981**	¥ 410,619	**$ 3,701,067**
Operating profit	**87,869**	106,958	**831,781**
Income before income taxes	**79,138**	105,806	**749,129**
Net income	**41,576**	60,716	**393,567**
Credit losses including provision for uncollectible loans	**146,413**	124,810	**1,385,958**
At Year-end:			
Total assets	**1,718,721**	1,855,353	**16,269,607**
Consumer loans receivable: Principal	**1,529,055**	1,614,524	**14,474,200**
Total shareholders' equity	**636,667**	618,110	**6,026,763**
Interest-bearing debt	**1,004,033**	1,154,086	**9,504,288**
Allowance for credit losses	**133,877**	115,398	**1,267,293**
Amount per Share (Yen/U.S. Dollars):			
Net income, basic*	**¥ 342.19**	¥ 483.62	**$ 3.25**
Cash dividends	**100.00**	100.00	**0.95**
Shareholders' equity	**5,260.21**	4,952.12	**49.79**

* Based on Japanese accounting standards

Note: U.S. dollar amounts in this annual report are translated from yen, for convenience only, at the rate of ¥105.64 to U.S.$1, the approximate exchange rate at March 31, 2004.


Total Operating Income
(¥ billion)
500
400
300
200
100
0
00
01
02
03
04


Net Income
(¥ billion)
80
60
40
20
0
00
01
02
03
04


Consumer Loans Receivable: Principal
(¥ billion)
2,000
1,500
1,000
500
0
00
01
02
03
04


Net Income per Share
(¥)
600
500
400
300
200
100
0
00
01
02
03
04

An Interview with President Jinnai



Hiroki Jinnai,
President and Representative Director

>>To begin with, would you please summarize Promise's consolidated performance in the fiscal year ended March 2004?

In the past fiscal year, total operating income amounted to ¥391.0 billion, which represents a 4.8% decline year on year. One of the main reasons for this decrease was the exclusion of two previously consolidated subsidiaries—GC and MITSUWAKAI—from our performance due to their divestment in August 2003. For the same reason, the consumer loans outstanding on a consolidated basis at the end of the fiscal year declined 5.3%, to ¥1,529.1 billion. Even ignoring the impact of excluding GC and MITSUWAKAI from consolidation, both total operating income and the consumer loans outstanding decreased slightly, which was a disappointment to us all.

Profitability also fell across the board. We posted operating profit of ¥87.9 billion, a drop of 17.8%, while recurring profit fell 16.8%, to ¥89.9 billion. Net income declined the most, down 31.5%, to ¥41.6 billion. Reduced earnings coupled with no decline in operating expenses, which at ¥303.1 billion were almost the same as last year, were the main reasons behind the deterioration in profitability. In particular, credit losses including provision for uncollectible loans, at ¥146.4 billion, accounted for almost half of operating expenses. Nevertheless, we did succeed in cutting operating expenses other than credit losses by 12.4% year on year thanks to thorough cost reduction efforts.

As you may have noticed, the percentage decline in net income was substantially more than the percentage decreases in other profitability figures—even though we recorded extraordinary income of ¥12.9 billion on sales of shares of GC and MITSUWAKAI. The higher percentage decline in net income resulted from an ¥18.7 billion extraordinary loss in special retirement payments booked because of our implementation of a voluntary retirement plan.

>>A full 10 years have passed since the Company listed its shares publicly in September 1993. In terms of that past decade, how do you rate the fiscal year ended March 2004?

From the year we went public through the fiscal year ended March 2001, we chalked up growth in revenues and profits every year. In the following two years, we had to settle for growth in revenues but declines in profits. Mounting credit losses are behind our deteriorating profitability; if you compare credit losses for the year ended March 2001 with the year ended March 2004, they have gone from 25% to about 50% of operating expenses.

Operating Expenses and Credit Losses



(¥ billion)
400
300
200
100
0
(%)
50
40
30
20
10
0
00
01
02
03
04
Credit losses
Credit losses as proportion of operating expenses

10-Year Summary of Net Income



(¥ billion)
80
60
40
20
0
95
96
97
98
99
00
01
02
03
04

Looking back on that 10-year period, in addition to the profitability decline posted in the year ended March 2003, our first drop in operating income since going public recorded in the year ended March 2004 stands out as a significant turning point. Clearly, rising loan losses and a decline in new customer numbers that began in the fiscal year ended March 2002 are behind the decrease in the consumer loans outstanding. And this, in turn, has led to the drop in operating income. It is my view that we have entered a correction phase for demand, which has shown steady growth over the past 10 years.

>> From what you have said, it seems that credit losses is the management index that has moved the most during the past 10 years. Can you please explain the background to this shift?

The prolonged stagnation in the Japanese economy is, of course, a factor, but if you look at the trends in Japan's consumer finance industry, they indicate a more important aspect—that changes in the legal system have made it easier for individual debtors to file for personal bankruptcy or debt restructuring. For example, since the ban was lifted on advertising by lawyers in October 2000, advertisements encouraging personal bankruptcy and debt restructuring can be found in trains, taxis, and other public transport as well as on lawyers' websites. And, with the revision of the Civil Rehabilitation Law, individuals have been able to file for protection under this law as well since April 2001.

As a result, the number of applications for personal bankruptcy nationwide jumped by 24.1% in the fiscal year ended March 2002 and by 30.4% in the following fiscal year. The rate of growth slowed to 5.7% in the fiscal year ended March 2004, showing signs of finally starting to level out. It seems that we have reached the end of a period of rapid growth in this figure. We anticipate that the number of personal bankruptcies will not vary significantly from its current level in the future.

Number of Applications for Personal Bankruptcy



(%)
250,000
200,000
150,000
100,000
50,000
0
40
30
20
10
0
00
01
02
03
04
Personal bankruptcy
Year-on-year growth

Source: The Supreme Court

>>In the fiscal year ended March 2004, the Company's consumer loans outstanding declined for the first time since going public. Are there any measures you can take to reestablish loan growth?



Realizing that there is a correction occurring in demand, we expect consumer loans outstanding in the current fiscal year to be approximately the same as in the past fiscal year. To increase the consumer loans outstanding, we have to acquire new customers and prevent any deterioration in our loan portfolio. These are the eternal issues faced by companies in the consumer finance industry, and I don't think anyone has a simple answer to how to deal with these issues. However, a new television commercial that we first aired in November 2003 has helped to slow the decline in new customers, and we are forecasting our first growth in four years in new customer numbers this fiscal year.

To improve the quality of our loan portfolio, we have been using our "navigation system." While our credit provision system mainly looks at the grouping of customers—in other words, a statistical analysis of their age, family structure, annual earnings, and other factors—our "navigation system" gives greater weight than in the past to information on individual customers, such as the history of their past transactions. Using this system, we are attempting to improve the accuracy of our credit provision.

I see the current fiscal year not as a year in which we have to "step on the gas" to power through our present problems, but as a year in which we will bring our falling total operating income into check and reduce our expenses, effecting a recovery in profitability. In particular, we expect to reduce credit losses by being able to control growth in our loan losses written off. We should also be able to cut personnel costs, the next biggest component of operating expenses after credit losses, thanks to the voluntary retirement plan introduced at the end of the past fiscal year.

>>Promise was the first in Japan's consumer finance industry to introduce a large-scale voluntary retirement plan. Can you please tell us something about its purpose and significance?

Age Distribution of Promise Workforce (Non-consolidated)



5,000
4,000
3,000
2,000
1,000
0
Dec. 31, 03
Mar. 31, 04
55 or over
50 – 54
45 – 49
40 – 44
35 – 39
30 – 34
25 – 29
Under 25

Revising the age distribution of our workforce is the foremost objective of the plan. Before initiating the plan, approximately 30% of our employees were 40 years old or over. From 1982 to 1984, companies in the consumer finance industry, including Promise, rapidly expanded their sales networks and hired many people. The employees hired during that period formed a significant bulge in the age distribution of our workforce. Continuing to employ them not only placed a large burden on our cost structure, but it could have potentially dampened the motivation of our younger staff. Friction between these generations of workers is not good for the 40-and-over group either. With that in mind, we decided that, for those older employees who still have the ability to go out and start a new career, the introduction of a voluntary retirement would be advantageous for them as well as for the Company.

Employees 36 years old or over who had worked at least 10 years for Promise were eligible to apply for the plan. Our original estimate was that about 500 people would opt for the plan, but in the end we received 734 applications, and they all retired at the end of the past fiscal year. As a result, the number of employees aged 40 or over fell by almost half, declining to 20% of the age distribution of our workforce. Employees between the ages of 25 and 35 now comprise 60% of the overall workforce, giving us an ideal age distribution.

Because a large number of managers retired under the plan, we appointed about 120 new managers in a reassignment of personnel carried out soon after. This action clearly impressed on employees that if they achieve results, they will be rewarded appropriately. I am hoping that this will boost the motivation of our young employees.

With the sale of the Company's sales finance subsidiaries, GC and MITSUWAKAI, it would seem that Promise is concentrating its efforts even more on the consumer finance industry. What is your business strategy for the overall Promise Group?



Our full-line interest rate strategy, which addresses the cash needs of a wide range of customers, continues to hold the top spot among our business strategies. The core of this strategy is the 17.8% to 25.55% interest rate products offered by parent company Promise, for which we have consumer loans outstanding totaling ¥1.35 trillion at the end of March 2004. Subsidiaries, Plat and Sun Life, handle slightly higher risk customers, supplying products with a maximum legal interest rate of 29.2%. At the other end of the spectrum, MOBIT, our joint venture with UFJ Bank and another company, serves the needs of lower risk customers, providing loans with interest rates at 15% and 18%. The balances of outstanding loans for our Plat and Sun Life operations and for MOBIT are approximately ¥160.0 billion and ¥170.0 billion, respectively. While these balances are only about one-tenth that of the parent company's loan portfolio, I believe that they continue to have strong growth potential.

I am frequently asked whether our strategy of offering a full lineup of interest rates results in Group companies competing for each other's customers. To be honest, I think this question misses the mark. For example, many credit card and installment sales finance companies offer the same 15% to 18% loans that MOBIT does. As some Promise customers are likely to be also using such companies outside the Promise Group for this range of products, I think that, conversely, using MOBIT as the sole conduit for this type of loan allows us to maximize the number of customers of the Promise Group.

Getting back to GC and MITSUWAKAI, we divested the companies based on our assessment that their current business scale was too small to cope with the capital investment



Respond to a Wide Range of Consumer Needs
Market
PROMISE
MOBIT
A joint venture with UFJ Bank and another company
Plat, Sun Life
M&A subsidiaries
Loan interest rate ranges
15% –
18% –
25.55% –
29.2%

required for growth. Specifically, we made the decision to sell after considering the substantial capital investment needed to install an IC card compatible system. Although, with the sale of GC, we no longer have a credit card issuer in the Promise Group, this should not be a problem. We will continue our business tie-up with GC and issue credit cards through that company. But now we have the option of forming alliances with other companies to issue our credit cards. We always believed that credit cards are only customer development tools, and we have never thought that the credit card business itself could contribute significantly to profit growth.

>>PROMISE (HONG KONG), in particular, appears to be performing well. How is the Company's international business doing as a whole?

Credit losses have dropped substantially at PROMISE (HONG KONG), driving up recurring profit more than 10 times during the past fiscal year and lifting the company to record profit levels. In contrast to Japan, it has become more difficult for people in Hong Kong to take advantage of the personal bankruptcy system, and it is no longer easy to go bankrupt. That is one reason for the lower credit losses. The maximum legal interest rate in Hong Kong is 48%, and PROMISE (HONG KONG)'s overall yield on its loan is just slightly over 40%. The company's sales areas are currently limited to Hong Kong, but we have our sights set on a move to the mainland. This is an issue for the future, and we are going to do our homework thoroughly on the prospects of such a move.

>>There have been several cases recently in Japan of leaks of large volumes of personal information about customers from companies in business sectors other than your own. After the leaks were discovered, the news impacted very negatively on those companies' performances. Promise also manages a large volume of sensitive personal information. Is it at risk of a similar incident?



Because of the special nature of our business, many of our employees have access to the personal information of customers. Therefore, I cannot say that there is "zero" risk. However, we consistently revise our rules and systems, being careful to ensure that the risk is minimized. For example, whenever the personal information of a customer is printed out, it must be disposed of without fail on the same day. If the information must be retained until the following day, we ensure that it is kept in a fireproof safe overnight.

To protect data, our systems are set up so that employees cannot download customer data to their computers; they can only view it. In addition, storage media, such as optical disks, cannot be used. Personal-use computers, camera phones, and other such devices are banned in the workplace. We have also set our IT division to work on developing a system that can monitor customer data access in real time and automatically lock out access deemed suspect.

Of course, no matter how many rules or obstacles you put in place, as long as people are involved there are no absolutes. In the end, we will have to rely on the heightened awareness of each of our employees of compliance and its importance. And, compliance does account for the lion's share of our employee training programs.

On June 21, 2004, Promise announced a strategic alliance with Sumitomo Mitsui Financial Group (SMFG). Would you please explain your reasons for taking this action?

I am convinced that a strategic alliance with SMFG is essential if Promise is to become the number one company in the consumer finance industry in Japan. I have already mentioned that consumer loan demand has entered a correction phase. In considering how to expand our consumer loans outstanding under these circumstances, the brand power, branch network, and customer base of Sumitomo Mitsui Banking Corporation (SMBC) were extremely appealing. For its part, SMFG was very interested in entering the consumer finance business, a growing market. As both sides had the same goal in mind, we went ahead with the deal.

The details of the agreement will be settled over the next few months. At this point, we have agreed that:

1. SMBC and Promise will offer 8% to 12% loans through SMBC's sales channels,
2. SMBC and Promise will jointly finance and set up a new consumer finance company that will supply 15% to 18% loans to the market, and
3. SMBC will take a 15% stake in Promise for the time being, but eventually SMBC will raise that to 20%.

With the implementation of these terms, Promise will come close to completing the full-line interest rate strategy it has been pursuing over the years.

Even if SMBC increases its stake in Promise, the Company will retain its management autonomy; both sides are in agreement on that point. In our joint development of the consumer finance business, Promise—with its superior know-how—will hold the reins. And, as evidence that both sides are equal partners, we have also agreed that profits from businesses covered by the agreement shall be split down the middle.

Major Points of Business Alliance with SMFG

- **SMBC and Promise will offer 8% to 12% loans through SMBC's sales channels.**
- **SMBC and Promise will jointly finance and set up a new consumer finance company that will supply 15% to 18% loans to the market.**
- **SMFG's subsidiary, The Japan Net Bank Limited (JNB), and Promise will work on concluding a comprehensive business tie-up that will include JNB's loan business.**
- **SMBC and Promise will undertake joint research on setting up a finance business targeting the small company market.**
- **SMFG and the Promise Group will carry out an exchange of personnel at all business levels.**
- **SMFG and Promise will plan further expansion of the scope of the alliance, including cooperation among SMFG members Sumitomo Mitsui Card Co., Ltd., and SAKURA CARD CO., Ltd., and Promise.**

>>In closing, do you have a special message for shareholders and investors?

In the fiscal year ended March 2004, Promise posted its first decline in the consumer loans outstanding since going public as well as another drop in total operating income. I have a strong feeling that Promise and the consumer finance industry as a whole have reached a major turning point. In the past fiscal year, we took several decisive steps in recognition of this turning point, such as divesting GC and MIT-SUWAKAI and implementing a large-scale voluntary retirement plan. Having completed significant cost reduction measures, we are now initiating measures to boost sales. Our strategic alliance with SMFG is the first step in that process. We will continue to not allow ourselves to be hampered by precedent and will implement business strategies with a medium-to-long-term view of the market. In doing so, we are committed to fulfilling the expectations of our shareholders and investors.

[illegible] 2004



Hiroki Jinnai,

President and Representative Director




プロミス
plat

As a trusted corporate citizen, the Promise Group seeks to cooperate with society to realize mutual harmony and benefit. We know that, to establish a corporate governance organization that is sound and transparent and to control business risk, it is essential to achieve thorough compliance with laws and regulations as well as with our own corporate rules. To that end, we are working to strengthen and improve our related organizations and systems.


プロミス

Corporate Governance Organization

In June 2002, Promise introduced an executive officer system to speed up decision making by clarifying the roles of its management and operations officers. In day-to-day business activities, our executive officers now have the final say in the operations of the departments and divisions that they are responsible for. On the other hand, business proposals that run across divisional lines or will have a significant impact outside the Company are discussed and decided by the board of directors. Comprising only six directors, including several with civil service and financial services backgrounds, the Company's board of directors is structured to consider business proposals from diverse points of view to ensure that no single faction of the management team becomes out of hand or makes careless or nearsighted decisions.

To oversee management performance, we make use of our corporate auditor system, which comprises four auditors, two of whom are outside auditors. Monitoring the effectiveness of our internal control system and business execution is the role of our Inspection Department, which carries out scheduled internal inspections of all sections. With the cooperation of our corporate auditors, the Inspection Departments of each of the companies in the Promise Group are strengthening their ties, working to establish a Groupwide internal control system. To ensure that risks directly related to our management and other important information are quickly reported, we are steadily strengthening our organization.

In addition, under the direct guidance of the president, we carry out energetic investor relations activities at home and abroad, actively promoting understanding of our corporate activities.

Promise's Compliance Strategy


No. 1 Support of Customer—
A company that fulfills its social responsibility and creates enterprise value
Making risk management more sophisticated
Nurturing human resources
(Management principles and compliance education)
Implementing of Companywide compliance measures

Achieving Thorough Compliance

With incidents of corporate leakage of personal information occurring one after the other in Japan, the compliance systems of companies and even the morality of their officers and employees are being called into question by consumers. These incidents have also drawn attention from a legal aspect because of revisions in the Money-Lending Business Control and Regulation Law and the Capital Subscription Law, which govern the consumer finance industry, and the recent enforcement of Japan's law protecting personal information. Against this backdrop, the Company is stressing the necessity within the Promise Group of giving high priority to and adhering to compliance more than ever before. Using its corporate ethics as a foundation, Promise is sophisticating its risk management and promoting thorough adherence to its compliance system throughout the Company.

Until now, Promise has worked to infuse awareness of the compliance system Companywide by producing a code of ethics, holding in-house training sessions, and introducing other initiatives. However, to further heighten the awareness of individual employees, we are taking steps to increase employees' understanding of compliance, centered on our Compliance Department, which was established in October 2001. These measures include an active educational program and the use of our internal publications.

For example, by focusing on compliance education as the core of our human resource nurturing efforts, we are encouraging employees to become qualified in this area by taking the Compliance Officer Certification Examination (Consumer Finance Course), which has been sponsored by Kinzai Institute for Financial Affairs, Inc., since 2003. As of June 2003, 1,171 of our employees have passed this examination. Through this and other measures, the concept of compliance is steadily becoming part of our corporate culture.

Moreover, a total of 121 compliance managers and 590 compliance administrators have been positioned in each section and department of Group companies. Our compliance staff check to make certain that rules are adhered to in each of our places of business.


PROMISE
Promise Code of Ethics Guidebook

Promise Group's Business Indicators

1. Number of Unsecured Loan Branches


2,000
1,500
1,000
500
0
00
01
02
03
04
Unstaffed branches
Staffed branches

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Number of unsecured loan branches	1,352	1,755	1,785	1,711	**1,644**
Staffed branches	470	637	630	570	**544**
Unstaffed branches	882	1,118	1,155	1,141	**1,100**
Number of ATMs and CDs	1,909	2,182	2,208	2,105	**1,782**
Number of automated contract machines	1,297	1,645	1,651	1,556	**1,503**
Number of loan processing machines	—	—	—	—	**123**

2. Number of Accounts


(Thousands)
4,000
3,000
2,000
1,000
0
00
01
02
03
04
Secured loans
Unsecured loans

(Thousands)

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Number of accounts	2,588	3,129	3,233	3,227	**2,941**
Year-on-year growth (%)	—	*20.9*	*3.3*	*–0.2*	***–8.9***
Individual customers	2,588	3,129	3,233	3,227	**2,941**
Unsecured loans	2,585	3,126	3,230	3,225	**2,939**
Secured loans	2	2	2	2	**2**
Corporate customers	0	0	0	0	**—**
Unsecured loans	—	—	—	0	**—**
Secured loans	0	0	0	—	**—**

3. Number of Employees


6,000
5,000
4,000
3,000
2,000
1,000
0
00
01
02
03
04

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Number of employees	4,372	5,376	5,723	5,773	**4,599**

4. Consumer Loans Outstanding


(¥ billion)
2,000
1,500
1,000
500
0
00
01
02
03
04
Secured loans
Unsecured loans

(¥ million)

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Consumer loans outstanding	1,159,253	1,418,656	1,543,288	1,614,524	**1,529,055**
Year-on-year growth (%)	—	*22.4*	*8.8*	*4.6*	***–5.3***
Individual customers	1,155,154	1,414,999	1,540,288	1,613,500	**1,529,055**
Unsecured loans	1,147,310	1,406,327	1,532,578	1,607,121	**1,523,667**
Secured loans	7,843	8,671	7,710	6,378	**5,387**
Corporate customers	4,098	3,656	3,000	1,023	**—**
Unsecured loans	—	—	—	1,023	**—**
Secured loans	4,098	3,656	3,000	—	**—**

5. Unsecured Loans Outstanding, by Area

(As of March 31, 2004)



1.0%
4.5%
10.6%
10.1%
8.7%
16.6%
34.7%
13.8%
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu
Overseas

(¥ million)

	2000/3	2001/3	2002/3	2003/3	2004/3
Unsecured loans outstanding	1,147,310	1,406,327	1,532,578	1,608,145	**1,523,667**
Domestic	1,139,233	1,393,576	1,514,506	1,592,396	**1,507,734**
Hokkaido	53,072	70,779	73,831	75,114	**68,663**
Tohoku	123,369	146,932	152,743	160,028	**153,446**
Kanto	379,436	474,849	526,717	565,624	**528,783**
Chubu	158,265	184,857	198,731	212,390	**210,530**
Kinki	208,861	253,076	267,302	273,141	**252,723**
Chugoku, Shikoku	82,930	105,151	132,012	136,285	**132,112**
Kyushu	133,297	157,930	163,167	169,812	**161,474**
Overseas	8,077	12,750	18,071	15,748	**15,932**
Hong Kong	8,077	12,750	18,071	15,748	**15,932**

6. Secured Loans Outstanding, by Area

(As of March 31, 2004)



3.1%
7.5%
10.6%
14.5%
14.3%
7.9%
42.1%
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu

(¥ million)

	2000/3	2001/3	2002/3	2003/3	2004/3
Secured loans outstanding	11,942	12,328	10,710	6,378	**5,387**
Hokkaido	152	205	254	232	**167**
Tohoku	953	924	793	648	**572**
Kanto	5,564	4,339	3,980	784	**768**
Chubu	747	754	617	542	**423**
Kinki	3,800	4,036	3,469	2,810	**2,270**
Chugoku, Shikoku	681	1,692	1,093	910	**783**
Kyushu	42	374	501	450	**402**

7. Loan Losses



(¥ billion)
2,000
1,500
1,000
500
0
(%)
10
8
6
4
2
0
00
01
02
03
04
Loan losses
Consumer loans outstanding
Loan loss ratio

(¥ million)

	2000/3	2001/3	2002/3	2003/3	2004/3
Consumer loans outstanding	1,159,253	1,418,656	1,543,288	1,614,524	**1,529,055**
Loan losses	34,088	48,789	72,324	96,608	**119,571**
Loan loss ratio (%)	2.94	3.44	4.69	5.98	**7.82**
Credit losses	40,030	55,990	96,996	124,810	**146,413**
Provision for uncollectible loans	40,030	55,990	86,215	114,733	**136,525**
Additional expense for loan losses	—	—	10,780	10,077	**9,887**
Collection of written-off loans	6,957	8,518	7,920	6,537	**5,384**

8. Nonperforming Loans



(¥ billion)
80
60
40
20
0
(%)
5
4
3
2
1
0
00
01
02
03
04
Nonperforming loans
Nonperforming loans ratio

(¥ million)

	2000/3	2001/3	2002/3	2003/3	2004/3
Consumer loans outstanding	1,159,253	1,418,656	1,543,288	1,614,524	**1,529,055**
Nonperforming loans	25,387	38,992	50,625	65,402	**74,007**
Nonperforming loans ratio (%)	2.19	2.75	3.28	4.05	**4.84**
Credits of bankrupt borrowers	129	109	2,648	4,437	**1,694**
Delinquent loans	118	171	706	699	**601**
Delinquent loans three months or more past the due date	5,517	7,924	9,842	13,849	**13,858**
Restructured loans	19,623	30,788	37,429	46,417	**57,854**

Promise Group's Fund Procurement

9. Fund Procurement



(¥ billion)
1,200
1,000
800
600
400
200
0
(%)
100
80
60
40
20
0
Short-term fund procurement
Long-term fund procurement
Actual fixed ratio
00
01
02
03
04

The Company procures long-term borrowings at fixed interest rates, taking into account market interest rates. At March 31, 2004, the Company's actual fixed ratio stood at 96.7%, including corporate bonds.

(¥ million)

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Total fund procurement (interest-bearing debt)	970,598	1,094,274	1,164,873	1,154,086	**1,004,033**
Short-term fund procurement	29,846	29,158	24,855	26,990	**17,392**
Ratio of short-term fund procurement (%)	3.1	2.7	2.1	2.3	**1.7**
Short-term borrowings	23,216	24,090	19,835	24,395	**15,423**
Commercial paper (CP)	6,630	5,068	5,020	2,595	**1,969**
Long-term fund procurement	940,752	1,065,117	1,140,017	1,127,096	**986,641**
Ratio of long-term fund procurement (%)	96.9	97.3	97.9	97.7	**98.3**
Long-term borrowings	755,752	808,117	828,017	805,096	**681,641**
Fixed interest rate	477,197	512,990	572,877	581,308	**513,917**
Variable interest rate	278,555	295,127	255,140	223,787	**167,724**
Of which, interest rate swaps and caps	142,907	162,806	168,509	161,419	**171,562**
Straight bonds	185,000	257,000	312,000	322,000	**305,000**
Of which, floating rate notes	10,000	20,000	20,000	20,000	**20,000**
Convertible bonds	—	—	—	—	**—**
Actual fixed ratio (%)	81.9	83.4	88.7	90.5	**96.7**
Average interest rate on fund procurement	2.49	2.43	2.09	2.01	**1.80**

Notes: 1. Actual fixed ratio = (long-term borrowings at fixed interest rates + long-term borrowings with interest rate swaps and caps + straight bonds + convertible bonds) ÷ total fund procurement
2. Figures include interest on bonds and commercial paper but exclude commission payments on interest rate swaps and caps.

10. Fund Procurement, by Category

(As of March 31, 2004)



30.6%
10.4%
18.4%
City banks
Regional banks
Long-term credit banks
Trust banks
Life insurance companies
Non-life insurance companies
Other
Corporate bonds and other

Since 1996, the Company has issued corporate bonds and commercial paper to diversify its fund procurement sources. At March 31, 2004, corporate bonds and CP as a percentage of total fund procurement was 30.6%.

(¥ million)

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Total fund procurement (interest-bearing debt)	970,598	1,094,274	1,164,873	1,154,086	**1,004,033**
Total borrowings	778,968	832,207	847,852	829,491	**697,064**
City banks	28,653	35,019	44,120	48,340	**37,500**
Regional banks	36,962	38,934	61,403	70,127	**54,790**
Long-term credit banks	115,022	114,874	117,010	114,843	**104,540**
Trust banks	229,463	229,003	216,219	203,120	**185,168**
Non-Japanese banks	12,846	38,676	64,074	59,370	**16,201**
Credit associations	1,520	4,128	7,252	11,691	**10,957**
Prefectural credit federations of agricultural cooperatives	—	—	3,000	4,442	**5,873**
Life insurance companies	282,933	271,962	273,513	265,107	**241,651**
Non-life insurance companies	51,344	46,200	43,609	40,048	**33,802**
Leasing, finance, and other companies	20,225	53,411	17,653	12,399	**6,581**
Corporate bonds and other	191,630	262,068	317,020	324,595	**306,969**
Straight bonds	185,000	257,000	312,000	322,000	**305,000**
Convertible bonds	—	—	—	—	**—**
Commercial paper (CP)	6,630	5,068	5,020	2,595	**1,969**

Subsidiaries and Affiliate

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Consolidated subsidiaries	7	9	11	10	**8**
Affiliate accounted for under the equity method	—	1	1	1	**1**

For more information about consolidated subsidiaries and equity-method affiliate company, please refer to page 56.

Reference

As of March 31, 2001
- April 2000 Acquired Shinkou Co., Ltd.
- May 2000 Acquired Rich Co., Ltd.
- December 2000 Liquidated PAL Research Center Co., Ltd.
- January 2001 Made TOWA Co., Ltd., a wholly owned subsidiary

As of March 31, 2002
- December 2001 Acquired Sun Life Co., Ltd.
- Included System Trinity Co., Ltd., in consolidation from fiscal 2002.

As of March 31, 2003
- April 2002 Established Plat Corporation through the merger of Rich, Shinkou, and TOWA.
  Acquired MITSUWAKAI Co., Ltd., by GC Co., Ltd.

As of March 31, 2004
- July 2003 In Taiwan, Liang Jing Co., Ltd. and Yuukei Co., Ltd. were merged with Liang Jing as the continuing company.
- August 2003 GC and MITSUWAKAI were excluded from consolidation, when the Company sold all stocks of GC to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.).
- Included PAL Servicer Co., Ltd., in consolidation from fiscal 2004.

>>Data Section (Non-Consolidated Basis)

Promise's Business Indicators

11. Number of Unsecured Loan Branches



2,000
1,500
1,000
500
0
00
01
02
03
04
Unstaffed branches
Staffed branches

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Number of unsecured loan branches	1,299	1,507	1,510	1,541	**1,478**
Staffed branches	451	466	457	455	**430**
Unstaffed branches	848	1,041	1,053	1,086	**1,048**
Number of automated contract machines	1,258	1,458	1,462	1,493	**1,440**
Number of loan processing machines	—	—	—	—	**123**

12. Number of Unsecured Loan Branches, by Area

(As of March 31, 2004)



4.7%
12.8%
9.5%
9.2%
17.0%
30.1%
16.7%
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Number of unsecured loan branches	1,299	1,507	1,510	1,541	**1,478**
Hokkaido	63	67	69	71	**69**
Tohoku	132	148	148	148	**141**
Kanto	399	463	459	471	**445**
Chubu	200	259	243	249	**247**
Kinki	238	249	263	267	**251**
Chugoku, Shikoku	117	140	140	140	**136**
Kyushu	150	181	188	195	**189**

13. Number of Channels



100,000
80,000
60,000
40,000
20,000
0
00
01
02
03
04
Promise ATMs
Tie-up CDs and ATMs
Commercial finance institutions
Sales finance (shinpan) companies
Distributor-affiliated credit card companies
Other

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Number of channels	24,843	36,865	54,491	86,326	**98,554**
Promise ATMs	1,590	1,777	1,808	1,839	**1,725**
Tie-up CDs and ATMs	23,253	35,088	52,683	84,487	**96,829**
Commercial finance institutions	16,715	28,507	46,545	78,701	**91,414**
Sales finance (*shinpan*) companies	1,729	1,632	1,581	1,321	**1,437**
Distributor-affiliated credit card companies	4,048	4,207	3,875	3,693	**3,341**
Other	761	742	682	772	**637**
Intermediaries:					
Convenience stores*	5,532	5,798	14,069	14,300	**14,614**

* Started tie-ups with FamilyMart Co., Ltd., on September 21, 1998; with Lawson, Inc., on August 27, 2001; and with Three F Co., Ltd., on March 4, 2002.

14. Number of Customers



(Thousands)
3,000
2,000
1,000
0
00
01
02
03
04
Secured loans
Unsecured loans

(Thousands)

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Number of customers	2,384	2,544	2,583	2,538	**2,441**
Year-on-year growth (%)	*6.3*	*6.7*	*1.5*	*−1.7*	***−3.8***
Unsecured loans	2,381	2,541	2,581	2,536	**2,439**
Secured loans	2	2	2	2	**1**

15. Number of Unsecured Loan Customers, by Gender

(As of March 31, 2004)

(Thousands)


All customers
27.7%
26.5%
73.5%
72.3%
New customers
Male
Female

	2000/3	2001/3	2002/3	2003/3	**2004/3**
All customers	2,381	2,541	2,581	2,536	**2,439**
Male	1,712	1,823	1,850	1,824	**1,763**
Female	669	718	730	712	**675**
New customers	430	473	410	339	**300**
Male	311	336	295	246	**220**
Female	119	136	115	92	**79**

16. Number of Unsecured Loan Customers, by Age

(As of March 31, 2004)

(Thousands)


3.4%
All customers
10.5%
21.7%
11.8%
19.2%
15.6%
44.6%
24.6%
20.4%
28.2%
New customers
Age 20–29
Age 30–39
Age 40–49
Age 50–59
Age 60 or older

	2000/3	2001/3	2002/3	2003/3	**2004/3**
All customers	2,381	2,541	2,581	2,536	**2,439**
Age 20–29	619	642	624	581	**529**
Age 30–39	622	673	695	699	**688**
Age 40–49	518	535	533	519	**497**
Age 50–59	424	468	485	484	**467**
Age 60 or older	196	221	242	252	**256**
New customers	430	473	410	339	**300**
Age 20–29	195	202	176	147	**134**
Age 30–39	95	104	92	80	**73**
Age 40–49	73	81	67	54	**46**
Age 50–59	52	65	56	43	**35**
Age 60 or older	14	20	17	13	**10**

17. Number of Unsecured Loan New Customers, by Annual Income

(As of March 31, 2004)

(Thousands)


6.7%
5.4%
15.0%
8.1%
23.7%
15.7%
25.4%
Less than ¥2 million
¥2 million to less than ¥3 million
¥3 million to less than ¥4 million
¥4 million to less than ¥5 million
¥5 million to less than ¥6 million
¥6 million to less than ¥7 million
¥7 million or more

	2000/3	2001/3	2002/3	2003/3	**2004/3**
New customers	430	473	410	339	**300**
Less than ¥2 million	50	60	57	50	**45**
¥2 million to less than ¥3 million	94	104	92	78	**71**
¥3 million to less than ¥4 million	107	115	100	84	**76**
¥4 million to less than ¥5 million	73	78	65	53	**47**
¥5 million to less than ¥6 million	40	44	36	28	**24**
¥6 million to less than ¥7 million	27	29	24	19	**16**
¥7 million or more	36	39	32	24	**20**

Customers with annual incomes of up to ¥7 million accounted for slightly more than 90% of all new customers. Of the 44.7 million private-sector wage earners in Japan, approximately 37.9 million fall into this income range (National Tax Agency data, 2002), indicating substantial latent demand.

18. Consumer Loans Outstanding

(¥ million)


(¥ billion)
1,500
1,000
500
0
00
01
02
03
04
Secured loans
Unsecured loans

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Consumer loans outstanding	1,100,546	1,228,026	1,324,663	1,375,693	**1,352,847**
Year-on-year growth (%)	*12.7*	*11.6*	*7.9*	*3.9*	***–1.7***
Unsecured loans	1,093,725	1,220,447	1,317,203	1,369,570	**1,347,657**
Year-on-year growth (%)	*13.0*	*11.6*	*7.9*	*4.0*	***–1.6***
Secured loans	6,820	7,578	7,460	6,122	**5,189**
Year-on-year growth (%)	*–21.9*	*11.1*	*–1.6*	*–17.9*	***–15.2***

19. Unsecured Loans Outstanding, by Amount of Account



(¥ billion)
1,500
1,000
500
0
12.1%
47.9%
26.2%
13.8%
9.1%
35.5%
24.6%
30.8%
00
04
Less than ¥300,000
¥300,000 to less than ¥500,000
¥500,000 to less than ¥1,000,000
¥1,000,000 to less than ¥3,000,000

(¥ million)

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Unsecured loans outstanding	1,093,725	1,220,447	1,317,203	1,369,570	**1,347,657**
Less than ¥300,000	132,653	136,012	129,644	127,998	**122,504**
¥300,000 to less than ¥500,000	523,353	534,997	526,743	491,887	**478,650**
¥500,000 to less than ¥1,000,000	286,740	335,458	387,484	353,592	**331,288**
¥1,000,000 to less than ¥3,000,000	150,977	213,978	273,330	396,092	**415,213**

The percentage of accounts with outstanding balances greater than ¥1,000,000 has risen over the years due to an increase in the number of customers with superior credit ratings who have been provided with comparatively high credit lines.

20. Unsecured Loans Outstanding, by Interest Rate



(¥ billion)
1,500
1,000
500
0
8.8%
69.3%
18.1%
3.7%
2.4%
52.3%
44.1%
1.2%
00
04
27.000–29.200%
25.550%
25.000% or less
Loan balance-linked rates

(¥ million)

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Unsecured loans outstanding	1,093,725	1,220,447	1,317,203	1,369,570	**1,347,657**
Flat rates					
*29.200%	72,475	55,745	43,126	32,934	**25,622**
*27.000%	23,628	17,093	12,679	9,240	**7,027**
25.550%	758,304	807,886	803,079	739,727	**704,373**
25.000%	2,676	21,246	46,439	51,158	**55,191**
24.500%	—	14,006	40,078	61,313	**73,465**
23.900%	29,324	39,406	51,830	70,626	**80,390**
23.500%	—	6,455	18,121	35,407	**36,725**
22.995%	115,310	137,179	156,558	171,073	**158,026**
14.600–22.500%	51,055	88,091	118,435	177,936	**189,042**
Less than 13.500%	—	—	—	—	**1,680**
Loan balance-linked rates					
*23.200–29.200%	14,023	10,715	8,530	6,523	**5,268**
*23.725–25.550%	13,880	11,804	9,629	7,075	**5,633**
*22.675–25.550%	11,847	9,849	7,934	5,918	**4,707**
Other	1,200	968	760	634	**502**

Notes: 1. * refers to discontinued products.
2. Loan balance-linked rates are applied to unsecured loans according to the amount of the loan outstanding.

21. Unsecured Loans Outstanding, by Area

(As of March 31, 2004)



4.2%
10.8%
10.5%
7.4%
17.3%
35.2%
14.6%
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu

(¥ million)

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Unsecured loans outstanding	1,093,725	1,220,447	1,317,203	1,369,570	**1,347,657**
Hokkaido	53,072	56,157	58,823	60,220	**57,156**
Tohoku	115,759	129,422	136,177	140,225	**141,064**
Kanto	347,844	396,192	442,074	472,986	**473,993**
Chubu	156,795	173,218	188,281	198,086	**196,658**
Kinki	204,026	228,954	242,275	244,682	**233,509**
Chugoku, Shikoku	82,930	93,377	100,812	103,125	**99,940**
Kyushu	133,297	143,125	148,757	150,243	**145,334**

22. Secured Loans Outstanding, by Area

(As of March 31, 2004)



3.2%
7.8%
11.0%
14.7%
11.4%
8.2%
43.7%
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu

(¥ million)

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Secured loans outstanding	6,820	7,578	7,460	6,122	**5,189**
Hokkaido	152	205	254	232	**167**
Tohoku	953	924	793	648	**572**
Kanto	1,119	918	787	639	**591**
Chubu	747	754	617	482	**423**
Kinki	3,123	3,607	3,469	2,794	**2,270**
Chugoku, Shikoku	681	792	1,036	875	**762**
Kyushu	42	374	501	450	**402**

23. Unsecured Loans Outstanding per Customer



(¥ thousand)
600
500
400
300
200
100
0
00
01
02
03
04

(¥ thousand)

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Unsecured loans outstanding per customer	459	480	510	539	**552**

Note: Unsecured loans outstanding per customer = unsecured loans outstanding (year-end) ÷ the number of customers (year-end)

24. Unsecured Loans Outstanding per Branch



(¥ million)
1,000
800
600
400
200
0
00
01
02
03
04

(¥ million)

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Unsecured loans outstanding per branch	841	809	872	888	**911**

Note: Unsecured loans outstanding per branch = unsecured loans outstanding (year-end) ÷ the number of unsecured loan branches (year-end)

25. Per Employee Data



(¥ thousand)
20,000
15,000
10,000
5,000
0
00
01
02
03
04
Net income per employee

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Number of employees	3,847	3,844	3,979	4,075	**3,323**
Male	2,205	2,198	2,249	2,322	**1,778**
Female	1,642	1,646	1,730	1,753	**1,545**
Loans outstanding per employee (¥ million)	286	319	332	337	**407**
Net income per employee (¥ thousand)	14,878	16,524	15,393	15,070	**14,841**

Notes: 1. Part-time, temporary, and seconded employees are not included in the above figures.
2. Loans outstanding per employee = consumer loans outstanding (year-end) ÷ number of employees (year-end)
3. Net income per employee = non-consolidated net income ÷ number of employees (year-end)

At March 31, 2004, the average age of employees was 31.8 years (35.1 for males and 28.0 for females), while the average period of continuous service was 8.0 years (10.7 for males and 4.9 for females).

26. Actual Average Yield of Unsecured Loans


(%)
30
20
10
0
00
01
02
03
04

(%)

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Actual average yield of unsecured loans	24.63	24.24	23.83	23.41	**22.87**

27. Ratio of Expenses to Actual Average Yield


(%)
30
20
10
0
00
01
02
03
04
Operating profit
Financing expenses
Credit losses
Other operating expenses
Actual average yield

(%)

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Actual average yield	24.57	24.18	23.78	23.37	**22.84**
Operating expenses	16.09	15.61	16.88	16.69	**17.90**
Financing expenses	2.51	2.39	2.09	2.05	**1.94**
Credit losses	3.35	3.75	5.94	6.57	**8.39**
Other operating expenses	10.23	9.47	8.85	8.07	**7.57**
Operating profit	8.47	8.57	6.89	6.67	**4.94**

28. Loan Losses


(¥ billion)
1,500
1,000
500
0
(%)
10
8
6
4
2
0
00
01
02
03
04
Loan losses
Consumer loans outstanding
Loan loss ratio

(¥ million)

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Consumer loans outstanding	1,100,546	1,228,026	1,324,663	1,375,693	**1,352,847**
Loan losses	29,815	36,437	55,126	70,462	**93,955**
Unsecured loans	29,801	36,390	54,948	69,984	**93,585**
Secured loans	13	47	178	478	**369**
Loan loss ratio (%)	2.71	2.97	4.16	5.12	**6.95**
Credit losses	34,866	43,827	76,627	89,463	**115,255**
Provision for uncollectible loans	34,866	43,827	67,726	86,815	**108,017**
Additional expense for loan losses	—	—	8,900	2,647	**7,237**
Collection of written-off loans	6,299	7,173	6,419	5,376	**4,522**

29. Nonperforming loans


(¥ billion)
80
60
40
20
0
(%)
5
4
3
2
1
0
00
01
02
03
04
Nonperforming loans
Nonperforming loans ratio

(¥ million)

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Consumer loans outstanding	1,100,546	1,228,026	1,324,663	1,375,693	**1,352,847**
Nonperforming loans	23,245	27,689	37,441	50,296	**59,681**
Nonperforming loans ratio (%)	2.11	2.25	2.83	3.66	**4.41**
Credits of bankrupt borrowers	—	—	1,195	2,579	**1,135**
Delinquent loans	—	—	151	127	**160**
Delinquent loans three months or more past the due date	5,054	6,085	7,610	10,583	**11,132**
Restructured loans	18,190	21,603	28,485	37,006	**47,254**

Promise's Fund Procurement

30. Fund Procurement



(¥ billion)
1,200
1,000
800
600
400
200
0
(%)
100
80
60
40
20
0
00
01
02
03
04
Short-term fund procurement
Long-term fund procurement
Actual fixed ratio

The Company procures long-term borrowings at fixed interest rates, taking into account market interest rates. At March 31, 2004, the Company's actual fixed ratio stood at 99.3%, including corporate bonds.

(¥ million)

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Total fund procurement (interest-bearing debt)	869,676	952,354	1,042,619	1,039,912	**971,632**
Short-term fund procurement	6,400	4,900	1,300	1,000	**—**
Ratio of short-term fund procurement (%)	0.7	0.5	0.1	0.1	**—**
Short-term borrowings	6,400	4,900	1,300	1,000	**—**
Commercial paper (CP)	—	—	—	—	**—**
Long-term fund procurement	863,276	947,454	1,041,319	1,038,912	**971,632**
Ratio of long-term fund procurement (%)	99.3	99.5	99.9	99.9	**100.0**
Long-term borrowings	678,276	692,454	731,318	718,912	**666,632**
Fixed interest rate	436,504	454,462	520,303	533,903	**513,917**
Variable interest rate	241,772	237,992	211,015	185,008	**152,714**
Of which, interest rate swaps and caps	141,720	160,600	158,000	154,000	**165,934**
Straight bonds	185,000	255,000	310,000	320,000	**305,000**
Of which, floating rate notes	10,000	20,000	20,000	20,000	**20,000**
Convertible bonds	—	—	—	—	**—**
Actual fixed ratio (%)	86.6	89.3	92.9	95.0	**99.3**
Average interest rate on fund procurement	2.40	2.24	1.94	1.90	**1.76**

Notes: 1. Actual fixed ratio = (long-term borrowings at fixed interest rates + long-term borrowings with interest rate swaps and caps + straight bonds + convertible bonds) ÷ total fund procurement

2. Figures include interest on bonds and commercial paper but exclude commission payments on interest rate swaps and caps.

31. Fund Procurement, by Category

(As of March 31, 2004)



31.4%
9.7%
18.6%
City banks
Regional banks
Long-term credit banks
Trust banks
Life insurance companies
Non-life insurance companies
Other
Corporate bonds and other

Since 1996, the Company has issued corporate bonds and commercial paper to diversify its fund procurement sources. At March 31, 2004, corporate bonds and CP as a percentage of total fund procurement was 31.4%.

(¥ million)

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Total fund procurement (interest-bearing debt)	869,676	952,354	1,042,619	1,039,912	**971,632**
Total borrowings	684,676	697,354	732,618	719,912	**666,632**
City banks	15,460	18,719	28,362	33,409	**36,327**
Regional banks	33,104	34,575	50,909	58,775	**50,763**
Long-term credit banks	105,204	105,204	106,832	94,665	**94,540**
Trust banks	214,783	209,308	198,093	187,141	**180,681**
Non-Japanese banks	2,260	23,940	22,200	24,000	**7,000**
Credit associations	1,520	2,620	5,500	9,125	**9,413**
Prefectural credit federations of agricultural cooperatives	—	—	3,000	4,442	**5,873**
Life insurance companies	263,327	256,390	263,553	258,326	**241,651**
Non-life insurance companies	46,678	43,578	43,233	40,048	**33,802**
Leasing, finance, and other companies	2,340	3,020	10,936	9,980	**6,581**
Corporate bonds and other	185,000	255,000	310,000	320,000	**305,000**
Straight bonds	185,000	255,000	310,000	320,000	**305,000**
Convertible bonds	—	—	—	—	**—**
Commercial paper (CP)	—	—	—	—	**—**

Promise's Bond Issues (As of March 31, 2004)

Type	Date Issued	Face Amount (¥ million)	Maturity Date	Coupon Rate (%)	Rating	Purpose
Straight bonds	May 12, 1999	20,000	May 12, 2004	2.03	A+ (R&I)	Tax funding
Straight bonds	May 26, 1999	10,000	May 26, 2004	1.79	A+ (R&I)	Tax funding and other
Straight bonds	Jul. 7, 1999	10,000	Jul. 7, 2005	2.27	A+ (R&I)	Consumer loans funding
Straight bonds	Jul. 28, 1999	20,000	Jul. 28, 2006	2.51	A+ (R&I)	Consumer loans funding
Straight bonds	Nov. 10, 1999	10,000	Nov. 10, 2009	2.95	A (R&I)	Consumer loans funding
Straight bonds	Feb. 15, 2000	15,000	Feb. 15, 2010	2.56	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Mar. 22, 2000	10,000	Mar. 22, 2005	Floating rate note (Six-month yen LIBOR+0.5%)	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Apr. 26, 2000	10,000	Apr. 25, 2008	2.27	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	May 31, 2000	10,000	Jun. 1, 2012	2.90	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Jun. 14, 2000	20,000	Jun. 14, 2007	2.04	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Oct. 6, 2000	10,000	Oct. 6, 2005	2.08	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Nov. 21, 2000	10,000	Nov. 21, 2005	Floating rate note (Six-month yen LIBOR+0.75%)	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds (Retail)	Feb. 1, 2001	10,000	Feb. 1, 2005	1.75	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Apr. 25, 2001	10,000	Apr. 25, 2006	1.70	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Jun. 13, 2001	10,000	Jun. 13, 2008	1.74	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds (Retail)	Aug. 10, 2001	15,000	Aug. 10, 2006	1.20	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Sep. 26, 2001	10,000	Sep. 26, 2008	1.63	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Oct. 23, 2001	20,000	Oct. 23, 2007	1.40	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds (Retail)	Dec. 11, 2001	20,000	Dec. 9, 2005	0.92	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	May 29, 2002	10,000	May 29, 2007	1.47	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Jun. 24, 2002	10,000	Jun. 24, 2009	2.05	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Jul. 31, 2002	10,000	Jul. 30, 2010	2.29	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds (Retail)	Dec. 4, 2002	10,000	Dec. 4, 2006	1.00	A+ (JCR) A (R&I)	Consumer loans funding
Straight bonds	Jun. 4, 2003	15,000	Jun. 4, 2013	1.37	A+ (JCR) A (R&I)	Consumer loans funding

Note: Ratings are those published by JCR (Japan Credit Rating Agency, Ltd.) and R&I (Rating and Investment Information, Inc.) and are as of the respective date issued.

Ratings of Promise (As of March 31, 2004)

	Long-Term Bond	Short-Term Bond
Japan Credit Rating Agency, Ltd.	A+	J-1
Rating and Investment Information, Inc.	A	a-1
Moody's Investors Service, Inc.	Baa1	—
Standard & Poor's Corporation	BBB+	A-2

New Consumer Credit, by Type of Lender

(¥100 million / %)

	1998/12	YOY	1999/12	YOY	2000/12	YOY	2001/12	YOY	**2002/12**	**YOY**
Consumer credit	760,811	*–0.6*	731,252	*–3.9*	735,868	*0.6*	740,963	*0.7*	**728,225**	***–1.7***
Sales on credit	330,469	*0.0*	332,667	*0.7*	346,490	*4.2*	355,015	*2.5*	**363,459**	***2.4***
Consumer finance	430,342	*–1.0*	398,585	*–7.4*	389,378	*–2.3*	385,948	*–0.9*	**364,766**	***–5.5***
Of which, consumer loans	232,100	*0.9*	228,669	*–1.5*	236,050	*3.2*	246,716	*4.5*	**244,656**	***–0.8***
Commercial finance institutions	49,343	*–11.1*	39,788	*–19.4*	41,126	*3.4*	39,858	*–3.1*	**40,448**	***1.5***
Consumer finance companies (including Promise)	91,404	*9.4*	94,966	*3.9*	99,811	*5.1*	106,327	*6.5*	**101,917**	***–4.1***
Sales finance (*shinpan*) companies	37,285	*–5.7*	38,733	*3.9*	39,768	*2.7*	42,444	*6.7*	**43,353**	***2.1***
Bank-affiliated credit card companies	31,294	*4.6*	31,614	*1.0*	31,526	*–0.3*	32,456	*2.9*	**32,087**	***–1.1***
Distributor-affiliated credit card companies	12,849	*9.2*	13,609	*5.9*	13,823	*1.6*	15,820	*14.4*	**17,025**	***7.6***
Others	9,925	*1.6*	9,959	*0.3*	9,996	*0.4*	9,811	*–1.9*	**9,826**	***0.2***

Note: "YOY" stands for year-on-year percentage increase or decrease.
Source: Japan Credit Industry Association, *Japan Credit Industry Statistics 2004*

Consumer Credit Outstanding, by Type of Lender

(¥100 million / %)

	1998/12	YOY	1999/12	YOY	2000/12	YOY	2001/12	YOY	**2002/12**	**YOY**
Consumer credit	709,823	*–4.5*	668,243	*–5.9*	652,247	*–2.4*	635,927	*–2.5*	**607,750**	***–4.4***
Sales on credit	171,535	*–6.1*	163,518	*–4.7*	159,639	*–2.4*	153,683	*–3.7*	**148,353**	***–3.5***
Consumer finance	538,288	*–4.0*	504,725	*–6.2*	492,608	*–2.4*	482,244	*–2.1*	**459,397**	***–4.7***
Of which, consumer loans	355,959	*–4.5*	351,211	*–1.3*	356,620	*1.5*	358,517	*0.5*	**352,849**	***–1.6***
Commercial finance institutions	231,478	*–8.1*	217,957	*–5.8*	210,091	*–3.6*	199,793	*–4.9*	**185,566**	***–7.1***
Consumer finance companies (including Promise)	71,371	*9.5*	78,586	*10.1*	88,489	*12.6*	96,918	*9.5*	**102,357**	***5.6***
Sales finance (*shinpan*) companies	33,387	*–10.4*	33,995	*1.8*	36,317	*6.8*	38,350	*5.6*	**40,140**	***4.7***
Bank-affiliated credit card companies	7,848	*5.0*	8,335	*6.2*	8,730	*4.7*	9,103	*4.3*	**9,434**	***3.6***
Distributor-affiliated credit card companies	6,953	*12.6*	7,433	*6.9*	8,342	*12.2*	9,199	*10.3*	**9,860**	***7.2***
Others	4,922	*1.2*	4,905	*–0.3*	4,651	*–5.2*	5,154	*10.8*	**5,492**	***6.6***

Note: "YOY" stands for year-on-year percentage increase or decrease.
Source: Japan Credit Industry Association, *Japan Credit Industry Statistics 2004*

New Consumer Credit, by Type of Lender


(¥ trillion)
40
30
20
10
0
98
99
00
01
02
Others
Distributor-affiliated credit card companies
Bank-affiliated credit card companies
Sales finance (shinpan) companies
Consumer finance companies (including Promise)
Commercial finance institutions

Consumer Credit Outstanding, by Type of Lender


(¥ trillion)
40
30
20
10
0
98
99
00
01
02
Others
Distributor-affiliated credit card companies
Bank-affiliated credit card companies
Sales finance (shinpan) companies
Consumer finance companies (including Promise)
Commercial finance institutions

Number of Salary Earners, by Annual Income

(Thousands / %)

	1998/12	%	1999/12	%	2000/12	%	2001/12	%	**2002/12**	**%**
¥2 million or less	7,933	*17.5*	8,037	*17.9*	8,247	*18.4*	8,615	*19.1*	**8,530**	***19.1***
¥3 million or less	6,783	*14.9*	6,875	*15.3*	6,821	*15.2*	6,878	*15.3*	**7,063**	***15.8***
¥4 million or less	8,118	*17.9*	8,046	*17.9*	7,817	*17.4*	7,875	*17.5*	**7,996**	***17.9***
¥5 million or less	6,587	*14.5*	6,600	*14.7*	6,640	*14.8*	6,600	*14.6*	**6,495**	***14.5***
¥6 million or less	4,796	*10.6*	4,788	*10.6*	4,787	*10.7*	4,830	*10.7*	**4,724**	***10.6***
¥7 million or less	3,485	*7.7*	3,210	*7.1*	3,225	*7.2*	3,153	*7.0*	**3,090**	***6.9***
More than ¥7 million	7,744	*17.0*	7,427	*16.5*	7,403	*16.5*	7,144	*15.8*	**6,828**	***15.3***
Total	45,446	*100.0*	44,984	*100.0*	44,939	*100.0*	45,097	*100.0*	**44,724**	***100.0***

Note: "%" figures stands for percentage distribution
Source: National Tax Agency.

Applications for Personal Bankruptcy (Nationwide)

(%)

	2000/3	*YOY*	2001/3	*YOY*	2002/3	*YOY*	2003/3	*YOY*	**2004/3**	***YOY***
April	10,492	*21.4*	11,120	*6.0*	12,362	*11.2*	17,899	*44.8*	**22,126**	***23.6***
May	8,844	*12.7*	10,963	*24.0*	12,707	*15.9*	17,739	*39.6*	**21,310**	***20.1***
June	11,332	*23.5*	12,389	*9.3*	13,779	*11.2*	17,274	*25.4*	**21,789**	***26.1***
July	10,631	*13.8*	11,073	*4.2*	13,727	*24.0*	20,472	*49.1*	**22,991**	***12.3***
August	9,874	*22.1*	11,566	*17.1*	13,528	*17.0*	16,902	*24.9*	**18,162**	***7.5***
September	10,141	*15.5*	11,309	*11.5*	13,376	*18.3*	17,586	*31.5*	**19,589**	***11.4***
October	10,763	*3.5*	12,125	*12.7*	16,095	*32.7*	20,597	*28.0*	**20,851**	***1.2***
November	10,840	*17.8*	12,248	*13.0*	15,917	*30.0*	19,445	*22.2*	**17,207**	***–11.5***
December	12,096	*6.6*	15,421	*27.5*	17,319	*12.3*	21,900	*26.5*	**21,682**	***–1.0***
January	7,691	*9.9*	7,449	*–3.1*	11,983	*60.9*	15,296	*27.6*	**14,000**	***–8.5***
February	10,826	*15.5*	11,088	*2.4*	15,524	*40.0*	19,511	*25.7*	**17,926**	***–8.1***
March	12,550	*10.5*	13,110	*4.5*	17,313	*32.1*	21,863	*26.3*	**21,818**	***–0.2***
Total	126,080	*14.0*	139,861	*10.9*	173,630	*24.1*	226,484	*30.4*	**239,451**	***5.7***

Note: "YOY" stands for year-on-year percentage increase or decrease.
Source: The Supreme Court

Applications by Individuals for Civil Rehabilitation (Nationwide)

(%)

	2002/3	*YOY*	2003/3	*YOY*	**2004/3**	***YOY***
April	336	—	1,059	*215.2*	**1,912**	***80.5***
May	465	—	1,035	*122.6*	**1,952**	***88.6***
June	631	—	1,034	*63.9*	**2,132**	***106.2***
July	683	—	1,190	*74.2*	**2,258**	***89.7***
August	663	—	1,091	*64.6*	**1,927**	***76.6***
September	668	—	1,198	*79.3*	**2,072**	***73.0***
October	854	—	1,432	*67.7*	**2,343**	***63.6***
November	902	—	1,472	*63.2*	**2,021**	***37.3***
December	1,008	—	1,649	*63.6*	**2,568**	***55.7***
January	570	—	1,192	*109.1*	**1,583**	***32.8***
February	762	—	1,460	*91.6*	**2,099**	***43.8***
March	915	—	1,774	*93.9*	**2,449**	***38.0***
Total	8,457	—	15,586	*84.3*	**25,316**	***62.4***

Note: "YOY" stands for year-on-year percentage increase or decrease.
Source: The Supreme Court

Overview

+3.2%

During the fiscal year ended March 31, 2004, Japan's gross domestic product (GDP) grew 3.2% in real terms, exceeding government projections. The economy—mired in prolonged stagnation because of the bad debt problem in the financial sector, the extended period of deflation, and the lack of direction in the U.S. economy—began to show signs of recovery. The driving forces behind the recovery were steadily rising private-sector capital investment and a robust export market. The economic improvement had little impact on employment conditions or personal incomes. However, among other indicators, personal consumption started to increase, as the base of the recovery broadened throughout the economy.

239,451 applications for bankruptcy

Although the Japanese economy began to regain some of its strength, conditions remained difficult in the consumer finance industry. Against a backdrop of poor employment conditions and stagnant personal income, the number of applications for personal bankruptcy in the period from April 2003 to March 2004 rose to a record high of 239,451. One of the reasons behind this high figure was a growing awareness of personal bankruptcy among debtors due to a lifting of the ban on advertising by lawyers.

Promise Co., Ltd., and its consolidated subsidiaries (the "Promise Group") worked to bolster their operations under these difficult conditions to achieve continued growth. However, total operating income declined 4.8% from the previous fiscal year, to ¥391.0 billion, and net income fell 31.5%, to ¥41.6 billion.

Results of Operations

-4.8%

Consolidated total operating income in the fiscal year under review decreased 4.8%, to ¥391.0 billion. One of the main factors contributing to this decrease was the Company's August 2003 sale of two consolidated subsidiaries, GC Co., Ltd., and MITSUWAKAI Co., Ltd., and their subsequent removal from the scope of consolidation. Nevertheless, even ignoring this factor, the Promise Group recorded its first decline in total operating income since going public in 1993.

Consumer loans outstanding at fiscal year-end decreased 5.3%, to ¥1,529.1 billion. As with total operating income, even after eliminating the effect of the removal of the two previously mentioned companies from the scope of consolidation, consumer loans outstanding were still down slightly from the previous fiscal year-end. The Promise Group will continue striving to achieve growth in consumer loans outstanding by meeting the needs of a broad base of consumers through its full-line interest rate strategy.

Promise offers loans within an interest rate band of 17.8% to 25.5%, while subsidiaries Plat Corporation and Sun Life Co., Ltd., supply loans with interest rates up to the legal ceiling of 29.2%. On the other hand, MOBIT CO., LTD., which is accounted for by the equity method, provides loans at 15.0% and 18.0%. Consequently, the Group can offer interest rates over the wide range of 15.0% to 29.2%.

The Company sees the decrease in consumer loans outstanding—despite its full lineup of interest rate products—as a correction in demand brought about by the previously mentioned economic conditions.

Total Operating Income
(Years ended March 31)



(¥ billion)
500
400
300
200
100
0
00
01
02
03
04

Net Income
(Years ended March 31)



(¥ billion)
70
60
50
40
30
20
10
0
00
01
02
03
04

Consumer Loans Outstanding
(Years ended March 31)



(¥ billion)
2,000
1,500
1,000
500
0
00
01
02
03
04

6.95%

More specifically, the decline in consumer loans outstanding during the fiscal year under review can be attributed to an increase in the loan loss ratio and a decrease in the number of new customers. The Company wrote off ¥94.0 billion in loan losses in the fiscal year under review, amounting to 6.95% of its consumer loans outstanding. This represents an increase of 1.83 percentage points from 5.12% recorded in the previous fiscal year. The number of new customers was down 39 thousand, or 11.5% year on year, to 300 thousand customers.

Operating Expenses

-0.2%

Consolidated total operating expenses edged down 0.2%, to ¥303.1 billion. Among the major components of operating expenses, financial expenses dropped 13.7% year on year, to ¥21.4 billion. As a proportion of total operating expenses, financial expenses declined to 7.1%, from 8.2% in the previous fiscal year. Another major expense, personnel costs, fell 11.9% year on year, to ¥42.1 billion. As a proportion of total operating expenses, personnel costs decreased to 13.9%, from 15.7%.

48.3%

Accounting for the highest proportion of operating expenses, credit losses including provision for uncollectible loans rose 17.3% year on year, to ¥146.4 billion. As a proportion of total operating expenses, credit losses grew to 48.3%, from 41.1% in the previous fiscal year. The increase in credit losses means an increase in loan loss write-offs. Behind those higher write-offs lies the higher number of personal bankruptcies. Over the past few years, the number of applications for personal bankruptcy has risen to new record levels annually, climbing 24.1% in the fiscal year ended March 2002, 30.4% in the fiscal year ended March 2003, and 5.7% in the fiscal year ended March 2004. Increasing numbers of personal bankruptcies have been triggered not only by the impact of Japan's economic stagnation on consumers' job opportunities and personal income but also by greater awareness of the possibility of personal bankruptcy among debtors.

734 employees

Promise was the first company in the consumer finance industry to introduce a comprehensive voluntary retirement plan. During the first half of the 1980s, the Company rapidly expanded its sales networks and hired many people. Because of this expansion, a significant proportion of the Company's workforce is now 40 years old or over. Promise implemented its voluntary retirement plan with the aim of changing the age distribution of its workforce. A total of 734 employees applied for the plan, which targeted employees aged 36 or over with at least 10 years' work experience with Promise. All applicants retired at the end of the fiscal year under review. As a result, total personnel costs approximately fell ¥3.0 billion due to a ¥700 million decrease in the provision for bonuses and a ¥2.3 billion decline in severance indemnities. In addition, the burden of the salaries of these 734 employees has been eliminated for the fiscal year ending March 2005.

Profit

-31.5%

As a result of the previously mentioned factors, operating profit was down 17.8% year on year, to ¥87.9 billion. As in past years, recurring profit was about level with operating profit, falling 16.8% year on year, to ¥89.9 billion. Due to equity in net gain of affiliated company MOBIT, which moved into the black in the fiscal year ended March 2003, a ¥37 million loss on investment recorded in the previous fiscal year became a ¥95 million gain on investment in the fiscal year under review.

Net income amounted to ¥41.6 billion, down 31.5% from the previous fiscal year. The Company recorded an extraordinary income of ¥13.4 billion on the sale of GC and MITSUWAKAI. Extraordinary losses climbed to ¥24.1 billion, primarily because of

Total Assets
(Years ended March 31)



(¥ billion)
2,000
1,500
1,000
500
0
00
01
02
03
04
Current assets
Fixed assets

Total Assets Turnover
(Years ended March 31)



(Times)
0.4
0.3
0.2
0.1
0
00
01
02
03
04

ROA
(Years ended March 31)



(%)
6
5
4
3
2
1
0
00
01
02
03
04

special retirement payments related to the voluntary retirement plan. Overall, there was a net extraordinary loss of approximately ¥10.0 billion. This amount was the principle reason for the substantially larger percentage decrease in net income compared with the percentage declines in operating and recurring profit.

Financial Condition

37.0%

Total assets of the Promise Group contracted 7.4% from the previous fiscal year-end, to ¥1,718.7 billion. The principal factor in this contraction was the previously mentioned decrease in consumer loans outstanding, which accounted for 89.0% of total assets. Notably, notes and accounts receivable dropped ¥53.6 billion, to ¥7.4 billion. However, this decrease resulted from the removal of GC and MITSUWAKAI from the scope of consolidation. As a result, current assets declined 9.4%, to ¥1,573.6 billion. Fixed assets increased 23.2%, to ¥145.2 billion. Land rose ¥39.0 billion, to ¥52.1 billion, because of the purchase of Promise's head office. The head office building, which is used as offices by the Promise Group, was securitized three years ago, and Promise has been making lease payments to a special purpose company. On redemption of its investment, the Company determined that it would be advantageous to purchase the building.

Along with the decline in consumer loans outstanding, short-term borrowings and long-term debt decreased. Current liabilities fell 11.8%, to ¥323.2 million, and long-term liabilities dropped 12.9%, to ¥758.8 million. On the other hand, shareholders' equity rose 3.0%, to ¥636.7 billion, thanks to continued growth in retained earnings. The shareholders' equity ratio improved to 37.0%, indicating that the Group is continuing to maintain a sound capital structure.

Fund Raising

96.7%

Accompanying the contraction in consumer loans outstanding, interest-bearing debt at fiscal year-end declined 13.0%, to ¥1,004.0 billion. At ¥697.1 billion, short-term and long-term debt accounted for 69.4% of this amount, with the remaining ¥307.0 billion taken up by bonds and commercial paper. Looking at maturities, short-term funding amounted to ¥17.4 billion, or 1.7% of total interest-bearing debt. The remaining 98.3% was long-term funding. The Promise Group's basic policy is to raise funds on a long-term and stable basis.

The Promise Group intends to minimize the market interest rate risk on funds by increasing the proportion of fixed interest rate funds within its total financing. Through the aggressive use of fixed interest rates on loan agreements, derivatives, and fixed rate coupons on its corporate bonds, the Group has achieved fixed interest rates on 96.7% of its financing. This places the Group in a strong position in the event of movement in market interest rates. The average funding rate declined to 1.80%, versus 2.01% for the previous year, contributing to reduced financial expenses.

Cash Flows

-¥5.1 billion

At the end of the fiscal year under review, cash and cash equivalents amounted to ¥101.1 billion, ¥4.7 billion lower than at the beginning of the fiscal year. Net cash outflow from operating, investing, and financing activities totaled ¥5.1 billion. However, due to the effect of an increase in the scope of consolidated subsidiaries, actual net cash outflow was ¥4.7 billion. The decline in consumer loans outstanding and sales of the stocks of two consolidated companies resulted in large changes in cash flows from operating and investing activities. However, these changes were

ROE
(Years ended March 31)


(%)
20
15
10
5
0
00
01
02
03
04

Shareholders' Equity/Equity Ratio
(Years ended March 31)


(¥ billion)
800
600
400
200
0
(%)
40
30
20
10
0
00
01
02
03
04
Shareholders' equity
Equity ratio (%)

Interest-Bearing Debt/Debt-to-Equity Ratio
(Years ended March 31)


(¥ billion)
1,200
1,000
800
600
400
200
0
(Times)
5
4
3
2
1
0
00
01
02
03
04
Interest-bearing debt
Debt-to-equity ratio (Times)

covered by planned and systematic funding through financing activities. As a result, the Group held the net decrease in cash and cash equivalents to a small amount.

Net cash provided by operating activities totaled ¥94.0 billion in the fiscal year under review, compared with ¥9.2 billion in the previous fiscal year, up by a factor of 10. This jump can be attributed to a ¥101.4 billion difference between the ¥71.8 billion increase in consumer loans outstanding booked in the previous fiscal year and the ¥29.6 billion decrease booked in the fiscal year under review—representing an improvement in cash. In addition, the booking of special retirement payments and decreases in sales receivables and other accounts due to the removal of GC and MITSUWAKAI from the scope of consolidation also contributed to the improvement in cash.

Net cash provided by investing activities amounted to ¥29.0 billion, compared with net cash used of ¥818 million in the previous year, representing a ¥29.8 billion improvement in cash. The main factors contributing to this improvement were ¥25.2 billion in proceeds from sales of the stocks of GC and MITSUWAKAI and the recovery of ¥41.8 billion in loans to these companies. On the other hand, there was a ¥44.4 billion payment for purchase of property and equipment related to the previously mentioned purchase of the Company's head office.

Net cash used in financing activities totaled ¥128.0 billion, approximately ¥100.0 billion more than the ¥26.9 billion used in the previous fiscal year. Cash outlay increased due to ¥255.1 billion in repayments of long-term debt and ¥32.0 billion in redemption of bonds. Proceeds from short-term borrowings, long-term debt, and issuance of bonds were held to a minimum due to the drop in consumer loans outstanding, resulting in the net cash outflow. An active ¥14.3 billion increase in treasury stock also contributed to growth in net cash used.

Business Outlook

-1.2%

In the fiscal year ending March 2005, the Company forecasts a 1.2% decline in consumer loans outstanding, to ¥1,511.4 billion. There is no doubt that the business environment for the Promise Group is improving; the Japanese economy is on the rebound and the rate of increase in the number of applications for personal bankruptcy has leveled off. Nevertheless, the Company believes that demand will remain in a correction phase during the fiscal year ending March 31, 2005, and intends to be careful in its extension of credit provision and to work on controlling its loan losses.

+44.3%

Based on the projected small decrease in consumer loans outstanding, the Company expects that total operating income will decline 5.5%, to ¥369.3 billion. The reasons for total operating income falling at a higher rate than the rate of decrease in consumer loans outstanding are that the Company expects the yield on loans to edge down slightly and that GC and MITSUWAKAI will not be contributing revenues in the fiscal year ending March 31, 2005. Regarding costs, the Company anticipates that operating expenses will decrease due to the fall in credit losses predicted in accordance with a drop in the loan loss ratio and to the lower personnel costs resulting from the elimination of the salaries of employees who voluntarily retired. Consequently, operating profit is expected to increase 16.7%, to ¥102.5 billion, and recurring profit to rise 15.5%, to ¥103.8 billion. Net income is projected to surge 44.3%, to ¥60.0 billion, thanks to the absence of special retirement payments.

These forecasts are judgments prepared by the Promise Group based on information available at the time these estimates were made and are subject to latent risks and uncertainties. Accordingly, if the various factors that are the basis for these forecasts differ from the assumptions made by the Group, actual performance may differ substantially from these predictions.

Cash Dividends per Share
(Years ended March 31)



(¥)
100
80
60
40
20
0
00
01
02
03
04

Net Income per Share
(Years ended March 31)



(¥)
600
500
400
300
200
100
0
00
01
02
03
04

Shareholders' Equity per Share
(Years ended March 31)



(¥)
6,000
5,000
4,000
3,000
2,000
1,000
0
00
01
02
03
04

Management

(As of June 23, 2004)

Directors

Chairman	Masaaki Uchino	
President	Hiroki Jinnai	Chief Executive Officer
Directors	Shunji Kosugi	Senior Managing Executive Officer
	Teruaki Watanabe	Senior Managing Executive Officer
	Isao Takeuchi	Managing Executive Officer
	Tsutomu Kasori	Managing Executive Officer

Corporate Auditors

Kazuyuki Furukawa
Hidetsugu Iriyama
Hiroaki Mori
Kazuo Nagasawa

Executive Officers

Chief Executive Officer	Hiroki Jinnai	
Senior Managing Executive Officers	Shunji Kosugi	Administration and Industry-Related Activities
	Teruaki Watanabe	Marketing Div., Credit Control Dept.
Managing Executive Officers	Isao Takeuchi	Treasury Dept., Accounting Dept., Compliance Dept.
	Yukio Yoshida	Personnel Dept., Staff Training Dept., General Affairs Dept., Legal Dept., Customer Relationship Dept.
	Hiroshi Obata	Marketing Div., IT Operation Dept.
	Yasuhisa Ichikawa	Marketing Div.
	Tsutomu Kasori	Corporate Planning Dept., Affiliated Business Dept.
Executive Officers	Nobuo Kato	Marketing Development Dept., Marketing Operation Dept.
	Takeshi Hirai	Kinki Block
	Masayuki Fujihara	Accounting Dept.
	Naohisa Tonami	General Affairs Dept.
	Yukihiro Suzuki	Shutoken Block
	Yasuyuki Ishida	Internet Business Development Dept.
	Tetsu Suzuki	Treasury Dept.
	Yoshiyuki Tateishi	Corporate Communications Dept.
	Toshio Shinohara	Marketing Planning Dept.

Organization Chart

(As of April 1, 2004)


General Meeting of Shareholders
Board of Auditors
Board of Directors
Chairman
President
Marketing Div.
Customer Relationship Dept.
Legal Dept.
Inspection Dept.
Compliance Dept.
General Affairs Dept.
Kyushu Okinawa
Chugoku Shikoku
Kinki
Chubu Hokuriku
Shutoken
Kanetsu Koshin
Hokkaido Tohoku
Blocks
Customer Relationship Center
Legal Center
ST Center
Areas
Branches
Marketing Administration Dept.
Marketing Operation Dept.
Channel Development Dept.
Marketing Development Dept.
Marketing System Dept.
Marketing Planning Dept.
Internet Business Development Dept.
General Service Center
Western Area Promise Call Center
Eastern Area Promise Call Center
Western Area CR Center
Eastern Area CR Center
Accounting Dept.
Treasury Dept.
Staff Training Dept.
Personnel Dept.
IT Operation Dept.
Corporate Communications Dept.
Credit Control Dept.
Affiliated Business Dept.
Corporate Planning Dept.

ST= Strategic Terminal (Automated contract machine)
CR= Collection & Research

Financial Section

Contents

Promise Co., Ltd. and Consolidated Subsidiaries
Years ended March 31

	Millions of Yen					
	2004	2003	2002	2001	2000	1999
Results of operations:						
Interest on consumer loans	**¥ 368,663**	¥ 381,126	¥ 362,760	¥ 327,821	¥ 271,743	¥ 244,570
Other operating income	**14,119**	19,624	19,449	19,199	15,202	11,513
Total operating income	**390,981**	410,619	394,495	359,641	300,724	271,054
Financial expenses	**21,399**	24,802	24,868	26,714	23,932	23,108
General and administrative expenses	**128,148**	145,509	147,493	138,407	118,073	106,914
Credit losses including provision for uncollectible loans	**146,413**	124,810	96,996	55,990	40,483	40,764
Total operating expenses	**303,112**	303,661	279,977	232,223	194,697	183,700
Operating profit	**87,869**	106,958	114,518	127,418	106,027	87,354
Income before income taxes	**79,138**	105,806	112,308	107,392	103,201	84,561
Net income	**41,576**	60,716	62,941	64,845	58,572	40,632
Financial position:						
Consumer loans receivable: Principal	**¥1,529,055**	¥1,614,524	¥1,543,288	¥1,418,656	¥1,159,253	¥1,025,452
Allowance for credit losses (current assets)	**133,393**	114,550	86,667	61,138	44,411	39,112
Total current assets	**1,573,563**	1,737,506	1,703,180	1,565,165	1,354,961	1,234,842
Total investments and advances	**55,322**	65,249	70,304	54,644	48,288	38,897
Property and equipment, net	**79,637**	39,008	45,371	44,354	59,907	61,042
Fixed leasehold deposits	**10,199**	13,590	14,922	15,231	13,166	13,509
Total assets	**1,718,721**	1,855,353	1,833,777	1,679,394	1,477,849	1,350,496
Short-term borrowings and current portion of long-term debt	**264,390**	305,745	265,958	305,114	287,781	316,953
Total current liabilities	**323,226**	366,319	340,165	354,540	339,370	365,035
Long-term debt	**739,643**	848,341	898,915	789,160	682,817	599,635
Total long-term liabilities	**758,828**	870,924	918,746	807,350	700,388	616,849
Total shareholders' equity	**636,667**	618,110	574,866	517,504	438,091	364,315
Other financial data and indicators:						
Depreciation and amortization	**¥ 6,768**	¥ 8,714	¥ 8,611	¥ 9,266	¥ 9,547	¥ 8,523
Ratio of consolidated to non-consolidated operating income (Times)	**1.21**	1.25	1.24	1.22	1.13	1.13
Ratio of consolidated to non-consolidated net income (Times)	**0.84**	0.98	1.02	1.02	1.02	1.01
Return on equity (ROE) (%)	**6.62**	10.17	11.52	13.57	14.59	12.83
Return on assets (ROA) (%)	**2.32**	3.29	3.58	4.10	4.14	3.18
Amount per share (Yen):						
Net income, basic	**¥ 342.19**	¥ 483.62	¥ 504.78	¥ 525.02	¥ 486.92	¥ 346.59
Cash dividends	**100.00**	100.00	100.00	90.00	80.00	65.00

1. Depreciation and amortization on the consolidated statements of cash flows excludes new common stock issue expense and amortization expenses.
2. Net income, basic, per share has been restated to conform with International Accounting Standards' Accounting Principles Board Opinion No. 15 (APB-15), "Earnings per Share".

>>Six-Year Summary (Non-Consolidated Basis)

Promise Co., Ltd.
Years ended March 31

	Millions of Yen					
	2004	2003	2002	2001	2000	1999
Results of operations:						
Interest on consumer loans	**¥ 314,682**	¥ 318,068	¥ 306,847	¥ 282,664	¥ 256,414	¥ 230,583
Other operating income	**7,486**	8,488	9,400	10,110	8,585	7,740
Total operating income	**322,168**	326,556	316,247	292,774	264,999	238,323
Financial expenses	**20,137**	21,817	21,179	22,069	21,298	20,882
General and administrative expenses	**104,041**	109,857	114,276	110,700	106,496	96,853
Credit losses including provision for uncollectible loans	**115,255**	89,463	76,627	43,827	34,866	35,874
Total operating expenses	**239,433**	221,137	212,082	176,596	162,660	153,609
Operating profit	**82,735**	105,419	104,165	116,178	102,339	84,714
Income before income taxes	**85,124**	106,005	106,423	101,853	100,303	82,971
Net income	**49,319**	61,412	61,250	63,521	57,238	40,175
Financial position:						
Consumer loans receivable: Principal	**¥1,352,847**	¥1,375,693	¥1,324,663	¥1,228,026	¥1,100,546	¥ 976,614
Allowance for credit losses (current assets)	**108,300**	87,000	68,000	46,500	39,110	35,170
Total current assets	**1,502,382**	1,567,424	1,529,481	1,381,819	1,228,030	1,132,240
Total investments and advances	**87,948**	94,422	98,302	77,582	54,522	42,269
Property and equipment, net	**68,567**	26,433	30,305	31,886	58,220	59,496
Fixed leasehold deposits	**9,237**	12,201	12,393	12,632	12,344	12,491
Total assets	**1,668,134**	1,700,480	1,670,481	1,503,919	1,354,079	1,248,422
Short-term borrowings and current portion of long-term debt	**239,555**	245,435	221,217	245,107	231,414	267,924
Total current liabilities	**295,199**	289,908	279,035	279,881	269,247	305,872
Long-term debt	**732,077**	794,477	821,402	707,247	638,262	566,124
Total long-term liabilities	**748,924**	813,308	838,557	722,706	654,575	583,236
Total shareholders' equity	**624,011**	597,264	552,889	501,332	430,257	359,314
Other financial data and indicators:						
Credit losses written off	**¥ 93,955**	¥ 70,462	¥ 55,126	¥ 36,437	¥ 29,815	¥ 27,644
Return on equity (ROE) (%)	**8.07**	10.67	11.62	13.63	14.50	12.87
Return on assets (ROA) (%)	**2.92**	3.64	3.85	4.44	4.40	3.40
Amount per share (Yen):						
Net income, basic	**¥ 406.05**	¥ 488.87	¥ 491.09	¥ 513.24	¥ 475.84	¥ 342.69
Shareholders' equity	**5,155.72**	4,780.81	4,401.48	4,019.80	3,538.37	3,003.91
Payout ratio (%)	**24.62**	20.46	20.40	17.55	16.91	19.35

Net income, basic, per share has been restated to conform with International Accounting Standards' Accounting Principles Board Opinion No. 15 (APB-15), "Earnings per Share".

>>Consolidated Balance Sheets

Promise Co., Ltd. and Consolidated Subsidiaries
March 31, 2004 and 2003

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2004	2003	2004
ASSETS			
Current assets:			
Cash and cash equivalents (Note 4)	¥ 101,111	¥ 105,761	$ 957,125
Time deposits (Note 11)	88	4,163	831
Receivables and consumer loans:			
Notes and accounts receivable (Note 11)	7,439	60,997	70,421
Consumer loans receivable (Notes 5 and 11):			
Principal	1,529,055	1,614,524	14,474,200
Accrued interest income	15,011	15,674	142,095
Less: Allowance for credit losses (Note 6)	(133,393)	(114,550)	(1,262,711)
	1,418,112	1,576,645	13,424,005
Prepaid expenses	2,818	2,836	26,674
Deferred tax assets (Note 19)	40,338	37,702	381,840
Other current assets	11,096	10,399	105,045
Total current assets	1,573,563	1,737,506	14,895,520
Investments and advances:			
Investments in securities (Note 7)	26,962	20,571	255,226
Investments in and advances to unconsolidated subsidiaries and affiliates	7,781	8,018	73,652
Investments in equity other than capital stock	1,155	1,667	10,932
Long-term prepaid expenses	1,037	1,076	9,813
Excess investment cost over net assets of consolidated subsidiaries acquired, net	5,650	5,775	53,479
Deferred tax assets (Note 19)	3,933	7,573	37,234
Other investments and advances	9,288	21,417	87,935
Less: Allowance for credit losses (Note 6)	(484)	(848)	(4,582)
Total investments and advances	55,322	65,249	523,689
Property and equipment, net (Notes 9 and 11)	79,637	39,008	753,851
Fixed leasehold deposits (Note 10)	10,199	13,590	96,547
Total assets	¥1,718,721	¥1,855,353	$16,269,607

The accompanying notes are an integral part of these statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2004	2003	2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings (Note 11)	¥ 17,392	¥ 26,990	$ 164,632
Current portion of long-term debt (Note 11)	246,998	278,755	2,338,114
Accounts payable:			
Trade	190	1,737	1,797
Other	32,418	6,590	306,873
	32,608	8,327	308,670
Accrued income taxes (Note 19)	15,740	31,809	148,995
Accruals for debt guarantees (Note 2 (11))	70	—	663
Accrued expenses	7,617	7,919	72,108
Other current liabilities	2,801	12,519	26,514
Total current liabilities	323,226	366,319	3,059,696
Long-term liabilities:			
Long-term debt (Note 11)	739,643	848,341	7,001,542
Non-current accounts payable	968	2,855	9,164
Accrued severance indemnities (Note 12)	13,695	18,111	129,642
Accruals for loss guarantees (Note 2 (12))	2,700	—	25,559
Other long-term liabilities	1,822	1,617	17,241
Total long-term liabilities	758,828	870,924	7,183,148
Commitments and contingent liabilities (Notes 5, 11, 13 and 14)			
Shareholders' equity (Note 15):			
Common stock:			
Authorized—300,000,000 shares			
Issued—125,966,665 shares at March 31, 2004	49, 054	—	464,348
—125,966,665 shares at March 31, 2003	—	49,054	—
Additional paid-in capital	92,288	92,288	873,604
Retained earnings	512,784	483,972	4,854,080
Net unrealized gain (loss) on securities	4,151	(404)	39,292
Foreign currency translation adjustments	(814)	(229)	(7,705)
Less: Treasury stock—4,948,249 shares at March 31, 2004	(20,796)	—	(196,856)
—1,169,933 shares at March 31, 2003	—	(6,571)	—
Total shareholders' equity	636,667	618,110	6,026,763
Total liabilities and shareholders' equity	¥1,718,721	¥1,855,353	$16,269,607

>>Consolidated Statements of Income

Promise Co., Ltd. and Consolidated Subsidiaries
For the years ended March 31, 2004 and 2003

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2004	2003	**2004**
Operating income:			
Interest on consumer loans	**¥368,663**	¥381,126	**$3,489,803**
Sales	**8,199**	9,869	**77,613**
Other operating income (Note 16)	**14,119**	19,624	**133,651**
Total operating income	**390,981**	410,619	**3,701,067**
Operating expenses:			
Financial expenses (Note 17)	**21,399**	24,802	**202,563**
Cost of sales	**7,152**	8,540	**67,699**
General and administrative expenses (Note 18)	**128,148**	145,509	**1,213,066**
Credit losses including provision for uncollectible loans (Note 6)	**146,413**	124,810	**1,385,958**
Total operating expenses	**303,112**	303,661	**2,869,286**
Operating profit	**87,869**	106,958	**831,781**
Other income (expenses):			
Interest and dividend income on investments	**1,559**	786	**14,760**
Interest expense	**(193)**	(329)	**(1,823)**
Equity in earnings of Tokumei Kumiai	**691**	974	**6,543**
Net gain (loss) on sales of investments in securities (Note 7)	**442**	(5)	**4,182**
Loss on valuation of investments in securities (Note 7)	**—**	(512)	**—**
Net loss on sales or disposal of property and equipment	**(1,862)**	(1,374)	**(17,629)**
Gain on sales of investments in subsidiaries	**12,869**	—	**121,817**
Loss on valuation of investments in subsidiaries	**(189)**	—	**(1,793)**
Provision for loss guarantees (Note 2 (12))	**(2,700)**	—	**(25,559)**
Special retirement payments (Note 12)	**(18,746)**	—	**(177,450)**
Equity in net gain (loss) of affiliated companies	**95**	(37)	**896**
Expense for relocation of offices	**(346)**	(624)	**(3,276)**
Gain on sales of golf club membership	**—**	36	**—**
Impairment loss on deposits for golf club membership	**(66)**	(43)	**(629)**
Other, net	**(285)**	(24)	**(2,691)**
Total other expenses, net	**(8,731)**	(1,152)	**(82,652)**
Income before income taxes	**79,138**	105,806	**749,129**
Income taxes (Note 19):			
Current	**41,284**	53,212	**390,798**
Deferred	**(3,722)**	(8,122)	**(35,236)**
	37,562	45,090	**355,562**
Net income	**¥ 41,576**	¥ 60,716	**$ 393,567**

	Yen		U.S. Dollars (Note 3)
Amount per share (Note 21):			
Net income:			
Basic	**¥342.19**	¥483.62	**$3.25**
Diluted	**—**	—	**—**
Cash dividends	**100.00**	100.00	**0.95**
Weighted average number of shares (Thousands):			
Basic	**121,256**	125,339	
Diluted	**—**	—	

The accompanying notes are an integral part of these statements.

>>Consolidated Statements of Shareholders' Equity

Promise Co., Ltd. and Consolidated Subsidiaries
For the years ended March 31, 2004 and 2003

		Millions of Yen					
	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gain (loss) on securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2002	125,966,665	¥49,054	¥92,288	¥436,003	¥ 1,058	¥ 172	¥ (3,709)
Net income	—	—	—	60,716	—	—	—
Cash dividends paid	—	—	—	(12,550)	—	—	—
Bonuses to directors and corporate auditors	—	—	—	(197)	—	—	—
Decrease due to valuation of securities, net of tax	—	—	—	—	(1,462)	—	—
Adjustments on foreign currency financial statement translation	—	—	—	—	—	(401)	—
Increase in treasury stock	—	—	—	—	—	—	(2,862)
Balance at March 31, 2003	125,966,665	¥49,054	¥92,288	¥483,972	¥ (404)	¥(229)	¥ (6,571)
Net income	—	—	—	**41,576**	—	—	—
Cash dividends paid	—	—	—	**(12,291)**	—	—	—
Bonuses to directors and corporate auditors	—	—	—	**(100)**	—	—	—
Loss on sales of treasury stock	—	—	—	**(34)**	—	—	—
Decrease due to inclusion of a company in consolidation	—	—	—	**(339)**	—	—	—
Increase due to valuation of securities, net of tax	—	—	—	—	**4,555**	—	—
Adjustments on foreign currency financial statement translation	—	—	—	—	—	**(585)**	—
Increase in treasury stock	—	—	—	—	—	—	**(14,225)**
Balance at March 31, 2004	**125,966,665**	**¥49,054**	**¥92,288**	**¥512,784**	**¥ 4,151**	**¥(814)**	**¥(20,796)**

	Thousands of U.S. Dollars (Note 3)					
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gain (loss) on securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2003	$464,348	$873,604	$4,581,339	$ (3,824)	$(2,165)	$ (62,205)
Net income	—	—	**393,567**	—	—	—
Cash dividends paid	—	—	**(116,350)**	—	—	—
Bonuses to directors and corporate auditors	—	—	**(949)**	—	—	—
Loss on sales of treasury stock	—	—	**(319)**	—	—	—
Decrease due to inclusion of a company in consolidation	—	—	**(3,208)**	—	—	—
Increase due to valuation of securities, net of tax	—	—	—	**43,116**	—	—
Adjustments on foreign currency financial statement translation	—	—	—	—	**(5,540)**	—
Increase in treasury stock	—	—	—	—	—	**(134,651)**
Balance at March 31, 2004	**$464,348**	**$873,604**	**$4,854,080**	**$39,292**	**$(7,705)**	**$(196,856)**

The accompanying notes are an integral part of these statements.

>>Consolidated Statements of Cash Flows

Promise Co., Ltd. and Consolidated Subsidiaries
For the years ended March 31, 2004 and 2003

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2004	2003	2004
Operating activities:			
Income before income taxes	¥ 79,138	¥ 105,806	$ 749,129
Adjustments for:			
Depreciation and amortization	6,768	8,714	64,067
Increase in allowance for credit losses	26,856	28,444	254,224
Increase (decrease) in accrued severance indemnities	(4,118)	2,999	(38,977)
Equity in earnings of Tokumei Kumiai	(691)	(974)	(6,543)
Net loss (gain) on sales of investments in securities	(442)	5	(4,182)
Net loss on sales or disposal of property and equipment	1,862	1,374	17,629
Equity in net loss (gain) of affiliated companies	(95)	37	(896)
Gain on sales of investments in subsidiaries	(12,869)	—	(121,817)
Increase in accruals for debt guarantees	70	—	662
Increase in accruals for loss guarantees	2,700	—	25,559
Impairment loss on deposits for golf club membership	66	43	629
Special retirement payments	18,746	—	177,450
Decrease (increase) in consumer loans receivable: Principal	29,573	(71,829)	279,940
Decrease (increase) in notes and accounts receivable	3,997	(4,749)	37,839
Increase (decrease) in accounts payable	4,612	(3,300)	43,654
Income taxes paid	(57,316)	(63,624)	(542,560)
Other, net	(4,889)	6,221	(46,299)
Net cash provided by operating activities	93,968	9,167	889,508
Investing activities:			
Payment for purchase of property and equipment	(44,390)	(1,899)	(420,197)
Proceeds from sales of property and equipment	31	1,260	298
Payment for purchase of investments in securities	(0)	(30)	(4)
Proceeds from sales of investments in securities	1,569	254	14,853
Acquisition of shares of subsidiaries resulted in the change in scope of consolidation	—	270	—
Payment for purchase of shares of subsidiaries	(357)	(250)	(3,382)
Proceeds from sales of investments in subsidiaries	25,248	—	238,996
Decrease (increase) in loans	41,786	(2,795)	395,556
Decrease in other investments	5,069	2,372	47,984
Net cash provided by (used in) investing activities	28,956	(818)	274,104
Financing activities:			
Proceeds from long-term debt	177,314	193,088	1,678,475
Repayments of long-term debt	(255,112)	(217,204)	(2,414,916)
Proceeds from issuance of bonds, net of expenses	14,896	39,719	141,011
Redemption of bonds	(32,000)	(30,000)	(302,916)
Increase (decrease) in short-term borrowings	(6,520)	2,919	(61,721)
Increase in treasury stock	(14,258)	(2,862)	(134,969)
Cash dividends paid	(12,291)	(12,550)	(116,350)
Net cash used in financing activities	(127,971)	(26,890)	(1,211,386)
Effect of exchange rate changes on cash and cash equivalents	(91)	(88)	(864)
Net decrease in cash and cash equivalents	(5,138)	(18,629)	(48,638)
Cash and cash equivalents at beginning of the year	105,761	124,390	1,001,145
Effect of the increase in scope of consolidated subsidiaries	488	—	4,618
Cash and cash equivalents at end of the year	¥ 101,111	¥ 105,761	$ 957,125
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	¥ 20,013	¥ 23,552	$ 189,444

The accompanying notes are an integral part of these statements.

1. BASIS OF PRESENTING THE CONSOLIDATED FINANCIAL STATEMENTS

The accounting records of Promise Co., Ltd. (the "Company") and its domestic consolidated subsidiaries are maintained in accordance with the provisions set forth in the Commercial Code of Japan (the "Commercial Code") and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of overseas subsidiaries consolidated with the Company are based on the financial statements prepared in conformity with generally accepted accounting principles ("GAAP") prevailing in the countries where the subsidiaries have been incorporated. Financial statements have not been materially affected by the differences between the GAAP prevailing in these countries and Japanese GAAP. Therefore, no adjustments have been reflected in the accompanying consolidated financial statements to present the accounts of the subsidiaries in compliance with Japanese accounting principles.

Certain account balances, as disclosed in the basic consolidated financial statements in Japan, have been summarized or reclassified to the extent deemed necessary to enable presentation in a form which is more familiar to readers outside Japan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Scope and Significant Accounting Policies

The Company had 12 subsidiaries and 2 affiliates as of March 31, 2004 and 15 subsidiaries and 3 affiliates as of March 31, 2003. The accompanying consolidated financial statements include the accounts of the Company and 8 (10 for each of the previous years) of its subsidiaries (together, the "Companies"), which are listed below:

Name	Country of incorporation	Fiscal year-end
Plat Corporation	Japan	March 31
Sun Life Co., Ltd.	Japan	March 31
PAL Servicer Co., Ltd. *1	Japan	March 31
PAL Life Co., Ltd. *2	Japan	March 31
Net Future Co., Ltd.	Japan	March 31
System Trinity Co., Ltd.	Japan	March 31
Liang Jing Co., Ltd. *3	Taiwan	December 31
PROMISE (HONG KONG) CO., LTD.	Hong Kong	December 31

*1. PAL Servicer Co., Ltd. has been included in consolidation from the year ended March 31, 2004.
*2. PAL Corporation Ltd. renamed to PAL Life Co., Ltd. on February 1, 2004.
*3. Yuukei Co., Ltd., which was previously a consolidated subsidiary in year ended March 31, 2003, was merged into Liang Jing Co., Ltd. on July 1, 2003.
4. GC Co., Ltd. and MITSUWAKAI Co., Ltd. which were excluded from consolidation on August 6, 2003 when the Company sold all stocks of GC Co., Ltd. to GE Consumer Finance Co., Ltd.

The remaining 4 unconsolidated subsidiaries at March 31, 2004 were not consolidated because their aggregate amount of sales, assets, net income and retained earnings were not material to the consolidated results of operations, total assets, net income and retained earnings, respectively.

On the acquisition of a subsidiary, all of the subsidiaries' assets and liabilities that exist at the date of acquisition are recorded at their fair value.

Any material difference between the cost of investment in a subsidiary and the equity in its net assets at the date of acquisition is amortized over 10 years.

For the purpose of preparing the accompanying consolidated financial statements, all significant intercompany transactions, account balances and unrealized profits among the Companies have been eliminated. The amounts of certain subsidiaries have been included in consolidation on the basis of their fiscal periods ended three months prior to March 31.

(2) Application of the Equity Method

Investments in companies that the Company has significant influence or ownership of more than 20% but less than or equal to 50% are accounted for under the equity method. An affiliate accounted for under the equity method is listed below:

Name	Country of incorporation	Equity ownership percentage at March 31, 2004	Fiscal year-end
MOBIT CO., LTD.	Japan	45.00%	March 31

Under the equity method, investments are stated at cost plus/minus the Company's equity in undistributed earnings (losses).

Any material difference between the cost of investment in an affiliated company and the equity in its net assets at the date of acquisition is amortized over 10 years.

Investments in unconsolidated subsidiaries and the remaining affiliates are carried at cost and are not adjusted for equity in earnings (losses) of such subsidiaries and affiliates for each period because the effect of applying the equity method is not material.

(3) Translation of Foreign Currencies

The accounts of the overseas consolidated subsidiaries are translated into Japanese yen by the methods prescribed under the statements issued by the Business Accounting Deliberation Council of Japan. Under this method, balance sheet accounts are translated at current rates, shareholders' equity is translated at the historical rate and revenues and expenses are translated at the average rate for the respective periods.

Differences arising from the translations are recorded as "Foreign currency translation adjustments" in shareholders' equity.

(4) Recognition of Revenues

Interest income

Interest income on consumer loans is recognized when collections are made during each financial period. At the end of each financial period, the accrual basis is used to reflect the interest income earned, in accordance with Japanese tax practices, at the lower of interest rates provided by the Interest Rate Restriction Law of Japan or contracted interest rates and any excess of contractual rates over statutory rates is not reflected for accounting purposes.

(5) Allowance for Credit Losses and Write-Offs

The allowance for credit losses of the Company and its consolidated subsidiaries is provided in an amount deemed necessary to cover possible non-collectible accounts based on the percentage of their own actual experience of bad debt loss written off against the balance of receivables and consumer loans.

Consumer loans are written off against the allowance for credit losses when both interest and principal of the loans have been unpaid for a certain specified period of time or after follow-up requests for payment and/or uncollectibility of accounts is clearly demonstrated by conditions such as the customer's bankruptcy or death.

The written-off balances of these consumer loans are managed by the special collection department. This department makes an effort to collect the previously written-off balances as long as these balances are legally collectible. When the previously written-off balances and the related interest are subsequently recovered and collected, the collected amounts are included in "Other operating income" in the accompanying statements of income in the year of recovery.

(6) Valuation of Securities

All equity securities and debt securities are classified as "Other securities", which represents securities other than trading or held-to-maturity securities.

The Company and its domestic subsidiaries have adopted the Financial Accounting Standard on "Accounting for Financial Instruments" issued by the Business Accounting Deliberation Council. Following the standard, the Company and its domestic subsidiaries' management determine the appropriate classification of securities, and record trading securities in current assets and other securities as investments in securities.

Marketable "Other securities" are stated at market value. Adjustments to market value are recorded as an increase or a decrease in shareholders' equity, net of tax. Under the Commercial Code, unrealized gain (loss) on securities, net of tax are not available for distribution as dividends and bonuses to directors and corporate auditors. Costs of their sales are determined by the moving average method. "Other securities" which are not marketable are stated at cost, cost being determined by the moving average method.

An impairment loss on deposits for golf club membership is also required to be recognized in accordance with the standard.

(7) Property and Equipment

Property and equipment (other than new buildings acquired on or after April 1, 1998, to which the straight-line method is applied) are depreciated by the declining-balance method over the estimated useful lives of the assets. The range of useful lives is principally from 3 to 50 years for buildings and from 2 to 20 years for furniture, fixtures and equipment.

(8) Foreign Currency Translation

The Company and its domestic subsidiaries have adopted the Financial Accounting Standard on "Accounting for Foreign Currency Transactions".

Following the standard, receivables and payables denominated in foreign currencies are translated into Japanese yen at the relevant exchange rates prevailing at the respective balance sheet dates.

The resulting transaction gains or losses are included in the determination of "Other operating income" ("Financial expenses") for the respective periods.

(9) Leases

Where financing leases do not transfer ownership of the leased property to the lessee during the terms of the leases, the leased property is not capitalized and the related rental expenses are charged to income in the periods in which they are incurred.

(10) Accrued Severance Indemnities

The Company and its domestic subsidiaries have adopted the Financial Accounting Standard on "Accounting for Retirement Benefits" issued by the Business Accounting Deliberation Council.

Following the standard, the amount of accrued severance indemnities for employees is provided based on the amount of the projected benefit obligation less the fair value of the pension plan assets. The accrued severance indemnity cost for the fiscal period is charged to income as incurred.

Unrecognized past service cost and net actuarial gain (loss) arising in the years are charged to income in the year in which they arise.

The directors and corporate auditors of the Company and certain subsidiaries are covered by a retirement benefit plan under which the retiring directors or corporate auditors are entitled to receive lump-sum retirement benefits. The amount of such benefits is determined based on these companies' pertinent rules. The accrued severance indemnities for directors and corporate auditors in the accompanying balance sheets represent the estimated amount to be paid if all directors and corporate auditors retired at the balance sheet dates.

In addition, an allowance for retirement benefits for the above-mentioned executive officers is provided based on the Company's pertinent rules and is calculated as the estimated amount which would be payable if these officers were to retire at the balance sheet date.

(11) Accruals for Debt Guarantees

From the year ended March 31, 2004, under the guarantee agreement between the Company and certain banks, the Company provides guarantees to the banks on the bank loans provided to bank customers. The guarantees are principally made to enhance the credits of these customers. The Company has received guarantee fees from these banks. For each guarantee provided, the Company would have to perform under the guarantee if the customer defaults on a payment.

Accruals for debt guarantees amounted to ¥70 million ($663 thousand) as of March 31, 2004 are provided to cover possible future losses on these guarantee balances at the balance sheet date.

(12) Accruals for Loss Guarantees

Under the GC's stock sales contracts between the Company and GE Consumer Finance Co., Ltd. ("GE") concluded in July 2003, the Company provides guarantees to GE on certain receivables of GC Co., Ltd. During the guarantee period, the Company would have to perform the guarantee if certain conditions on contracts are met and the Company takes over claim for indemnities. The Company has made a provision for estimated loss in the accompanying consolidated balance sheets to cover non-collectible amounts of claim for indemnities amounted to ¥2,700 million ($25,559 thousand) as of March 31, 2004.

(13) Bond Issue Expenses

Bond issue expenses are charged to income as incurred.

(14) Appropriation of Retained Earnings

Under the Commercial Code and the Articles of Incorporation of the Company, proposals by the Board of Directors for the appropriation of retained earnings (principally the payment of annual cash dividends) should be approved by a shareholders' meeting which must be held within three months after the end of each financial year. The appropriation of retained earnings reflected in the accompanying consolidated financial statements for each fiscal year represents the appropriations which were approved by the shareholders' meeting and disposed of during that year but were related to the immediately preceding fiscal year.

The payment of bonuses to directors and corporate auditors is made out of retained earnings instead of being charged to income for the year and constitutes a part of the appropriations referred to above.

(15) Net Income and Dividends per Share

Basic net income per share is based upon the weighted average number of shares of common stock outstanding during each period.

Diluted net income per share is based upon the weighted average number of shares of common stock outstanding after consideration of the dilutive effect of treasury stock for stock option plans during each year.

The Company has adopted the Financial Accounting Standard on "Accounting for Earnings per Share". The presented figures of "Amount per share" were calculated in accordance with the standard.

Cash dividends per share represent interim dividends paid and annual dividends declared as applicable to the respective years.

(16) Cash Equivalents

Cash equivalents include all highly liquid investments, generally with an original maturity date of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present an insignificant risk of change in value due to interest rates.

(17) Derivatives

Following the Financial Accounting Standard on "Accounting for Financial Instruments", derivative financial instruments are recognized in the financial statements and measured at fair value, effective April 1, 2000. Gains and losses on designated hedged instruments are deferred on the balance sheet to the period when gains and losses on the positions hedged have been recognized to match gains and losses on the hedging instruments. Certain derivative instruments satisfying the condition prescribed under the standard are not evaluated at fair value.

(18) Reclassifications

Certain prior-year amounts have been reclassified to conform to the current year's presentation.

3. UNITED STATES DOLLAR AMOUNTS

The Company prepares its consolidated financial statements in Japanese yen. The U.S. dollar amounts included in the accompanying consolidated financial statements and notes thereto represent the arithmetical results of translating yen into dollars at the rate of ¥105.64 to U.S.$1, being the effective rate of exchange at March 31, 2004. The inclusion of such dollar amounts is solely for convenience and is not intended to imply that yen amounts have been or could be readily converted, realized or settled in dollars at the rate of ¥105.64 to U.S.$1 or at any other rate.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents included ¥48,965 million ($463,504 thousand) and ¥46,076 million of short-term commercial notes, as of March 31, 2004 and 2003, respectively. The Companies received securities, commercial paper and others as collateral for short-term commercial notes. Market values of collateral as of March 31, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Securities	**¥12,997**	¥14,028	**$123,031**
Commercial paper	**32,995**	28,999	**312,334**
Others	**2,970**	3,050	**28,114**
	¥48,962	¥46,077	**$463,479**

5. CONSUMER LOANS RECEIVABLE

(1) Unsecured loans to individual customers, which were included in "Consumer loans receivable", were ¥1,523,667 million ($14,423,202 thousand) and ¥1,607,121 million as of March 31, 2004 and 2003, respectively.

(2) The amounts of loans which were disclosed in accordance with the enactment of the Nonbank Bond Issuing Law in May 1999 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Credits of bankrupt borrowers	**¥ 1,694**	¥ 4,437	**$ 16,034**
Delinquent loans	**601**	699	**5,696**
Delinquent loans three months or more past the due date	**13,858**	13,849	**131,179**
Restructured loans	**57,854**	46,417	**547,652**
	¥74,007	¥65,402	**$700,561**

Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings and whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.

Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.

Delinquent loans three months or more past the due date are loans which are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.

Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans and delinquent loans three months or more past the due date, as described above.

Restructured loans which are 30 days or less past due were ¥51,704 million ($489,436 thousand) and ¥41,246 million as of March 31, 2004 and 2003, respectively.

(3) A revolving credit facility agreement is a contract whereby the Companies are obligated to loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused, including credit facilities of customers without any loan balance, except for those making no payment or receipt for two years or more, was ¥378,478 million ($3,582,713 thousand) and ¥420,185 million as of March 31, 2004 and 2003, respectively. The balance of revolving credit facilities unused and secured was ¥253 million ($2,393 thousand) and ¥283 million as of March 31, 2004 and 2003, respectively. Since revolving credit facilities expire without making a loan, the total balance of unused credit facilities must not impact on future cash flows of the Companies.

Revolving credit facilities contain provisions that allow the Companies to refuse to loan to the customers or reduce the contract amount of the credit facilities if credit exposures or similar conditions change. After contracted, the Companies periodically monitor customers' creditworthiness and, if necessary, take measures to manage credit exposures, such as revising the terms of the contract.

6. ALLOWANCE FOR CREDIT LOSSES

Transactions affecting the "Allowance for credit losses" account for the years ended March 31, 2004 and 2003 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Balance at beginning of the year	**¥ 115,398**	¥ 87,213	**$ 1,092,375**
Adjustments for newly consolidated subsidiaries and foreign currency translation	**(8,377)**	(25)	**(79,306)**
Credit losses written off against the allowance	**(109,684)**	(86,523)	**(1,038,283)**
Provision for uncollectible loans	**136,540**	114,733	**1,292,507**
Balance at end of the year	**¥ 133,877**	¥115,398	**$ 1,267,293**

7. INVESTMENTS IN SECURITIES

Investments in securities held by the Companies as of March 31, 2004 and 2003 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Investments in securities:			
Equity securities	**¥13,490**	¥ 7,128	**$127,695**
Other	**13,472**	13,443	**127,531**
	¥26,962	¥20,571	**$255,226**

Book value and acquisition cost information on marketable "Other securities" as of March 31, 2004 is summarized as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	Acquisition cost	Book value per balance sheet	Difference	Acquisition cost	Book value per balance sheet	Difference
Securities whose book values on the accompanying consolidated balance sheet exceed their acquisition costs:						
Equity securities	¥6,208	¥13,037	¥6,829	$58,759	$123,405	$64,646
Other	115	172	57	1,092	1,632	540
	6,323	13,209	6,886	59,851	125,037	65,186
Securities whose book values on the accompanying consolidated balance sheet do not exceed their acquisition costs:						
Equity securities	1	1	(0)	14	13	(1)
	¥6,324	¥13,210	¥6,886	$59,865	$125,050	$65,185

"Other securities" sold during the year ended March 31, 2004 were as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	Proceeds from sales	Gain on sales	Loss on sales	Proceeds from sales	Gain on sales	Loss on sales
	¥1,569	¥504	¥62	$14,853	$4,767	$585

Book values of "Other securities" which were not marketable as of March 31, 2004 are summarized as follows:

	Millions of Yen	Thousands of U.S. Dollars
Investments in securities:		
Equity securities	¥ 452	$ 4,277
Other:		
Preference share	13,300	125,899

Book value and acquisition cost information on marketable "Other securities" as of March 31, 2003 is summarized as follows:

	Millions of Yen		
	Acquisition cost	Book value per balance sheet	Difference
Securities whose book values on the accompanying consolidated balance sheet exceed their acquisition costs:			
Equity securities	¥1,412	¥1,578	¥ 166
Securities whose book values on the accompanying consolidated balance sheet do not exceed their acquisition costs:			
Equity securities	4,455	3,482	(973)
Other	115	115	—
	4,570	3,597	(973)
	¥5,982	¥5,175	¥(807)

"Other securities" sold during the year ended March 31, 2003 were as follows:

	Millions of Yen		
	Proceeds from sales	Gain on sales	Loss on sales
	¥254	¥6	¥11

Book values of "Other securities" which were not marketable as of March 31, 2003 are summarized as follows:

	Millions of Yen
Investments in securities:	
Equity securities	¥ 2,068
Other:	
Discount debentures	28
Preference share	13,300

As for "Other securities", if their fair market value has declined more than 50% of their book value, such securities are measured at their fair market value, and any decreases in the carrying amount are charged to income as the loss on valuation of investments in securities. In case their fair market value has declined more than 30% but less than 50% of their book value, such securities are measured at their fair market value, and any decreases in the carrying amount are charged to income as the loss on valuation of investments in securities unless the fair market value is expected to be recoverable.

The Companies recognized ¥512 million in loss on valuation of investment in securities for the year ended March 31, 2003.

8. DERIVATIVES AND HEDGING ACTIVITIES

The Company and certain subsidiaries enter into interest rate swap agreements to convert variable interest rates on the principal amount of certain debts to fixed interest rates. In addition, the Company enters into interest rate cap agreements. These agreements are used to reduce the exposure to market risk from fluctuation in interest rates. The Companies do not hold or issue any financial instruments for trading purposes. The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions hedged. The market risk associated with these instruments is managed under the Company's internal manual approved by the Board of Directors. The derivatives and hedging activities of the subsidiaries are subject to the Company's approval.

The fair values of the off-balance-sheet financial instruments, excluding those deferred on the balance sheet in accordance with the accounting standard, were as follows:

	Millions of Yen			
	Notional amount			
	Total	Due after one year	Fair value	Unrealized loss
Year ended March 31, 2004:				
Interest rate swap:				
Changing floating rates into fixed rate	**¥41,562**	**¥37,132**	**¥(667)**	**¥(667)**
	¥41,562	**¥37,132**	**¥(667)**	**¥(667)**
Year ended March 31, 2003:				
Interest rate swap:				
Changing floating rates into fixed rate	¥20,960	¥20,800	¥(451)	¥(451)
Interest rate cap:				
Purchased	4,000	—	0	(10)
	¥24,960	¥20,800	¥(451)	¥(461)

	Thousands of U.S. Dollars			
	Notional amount			
	Total	Due after one year	Fair value	Unrealized loss
Year ended March 31, 2004:				
Interest rate swap:				
Changing floating rates into fixed rate	**$393,431**	**$351,496**	**$(6,318)**	**$(6,318)**
	$393,431	**$351,496**	**$(6,318)**	**$(6,318)**

9. PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2004 and 2003 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Buildings	¥ 26,771	¥ 25,219	$ 253,418
Structures	4,585	4,820	43,399
Furniture, fixtures and equipment	30,554	37,644	289,224
Other	106	126	1,008
	62,016	67,809	587,049
Less: Accumulated depreciation	(34,441)	(41,845)	(326,020)
	27,575	25,964	261,029
Land	52,062	13,044	492,822
	¥ 79,637	¥ 39,008	$ 753,851

10. FIXED LEASEHOLD DEPOSITS

Fixed leasehold deposits as of March 31, 2004 and 2003 were mainly those paid to the lessors in connection with the leases of facilities for office space. Lessors in Japan require large amounts of leasehold deposits equivalent to several months' lease rental payments. Such leasehold deposits do not bear interest and are generally returnable only when the lease is terminated.

11. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

(1) Information on the amount of short-term borrowings outstanding as of March 31, 2004 and 2003 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Short-term bank loans*:			
Secured	¥ 315	¥ 1,386	$ 2,982
Entered into the forward contract of assigning consumer loans receivable	—	3,150	—
Unsecured	15,108	19,859	143,014
	15,423	24,395	145,996
Commercial paper and other:			
Secured	536	277	5,069
Unsecured	1,433	2,318	13,567
	1,969	2,595	18,636
	¥17,392	¥26,990	$164,632

* Maximum month-end balance outstanding during the period	¥27,465	¥24,395	$259,985
Average month-end balance outstanding during the period	10,124	17,418	95,831
Weighted average interest rate for the period	1.037%	1.609%	

Short-term bank loans outstanding as of March 31, 2004 and 2003 were represented mainly by overdrafts with banks bearing interest at annual rates ranging from 0.570% to 5.000%, and from 0.590% to 5.000%, respectively.

The principal ranges of annual interest rates applicable to commercial paper and other as of March 31, 2004 and 2003 were from 0.500% to 1.050%, and from 1.250% to 1.780%, respectively.

(2) Long-term debt outstanding as of March 31, 2004 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Loans, principally from banks and other financial institutions with interest rates indicated below*:			
Secured	¥ 183,109	¥ 239,071	$ 1,733,332
Entered into the forward contract of assigning consumer loans receivable	303,987	351,739	2,877,572
Unsecured	194,545	214,286	1,841,587
	681,641	805,096	6,452,491
Bonds issued by Promise Co., Ltd.:			
2.030% per annum uncollateralized yen bonds, due 2004	20,000	20,000	189,322
1.790% per annum uncollateralized yen bonds, due 2004	10,000	10,000	94,661
1.400% per annum uncollateralized yen bonds, due 2003	—	10,000	—
2.270% per annum uncollateralized yen bonds, due 2005	10,000	10,000	94,661
2.510% per annum uncollateralized yen bonds, due 2006	20,000	20,000	189,322
1.900% per annum uncollateralized yen bonds, due 2003	—	20,000	—
2.950% per annum uncollateralized yen bonds, due 2009	10,000	10,000	94,661
2.560% per annum uncollateralized yen bonds, due 2010	15,000	15,000	141,993
Floating rate (six-month Japanese yen—LIBOR+0.5%) uncollateralized yen bonds, due 2005	10,000	10,000	94,661
2.270% per annum uncollateralized yen bonds, due 2008	10,000	10,000	94,661
2.900% per annum uncollateralized yen bonds, due 2012	10,000	10,000	94,661
2.040% per annum uncollateralized yen bonds, due 2007	20,000	20,000	189,322
2.080% per annum uncollateralized yen bonds, due 2005	10,000	10,000	94,661
Floating rate (six-month Japanese yen—LIBOR+0.75%) uncollateralized yen bonds, due 2005	10,000	10,000	94,661
1.750% per annum uncollateralized yen bonds, due 2005	10,000	10,000	94,661
1.700% per annum uncollateralized yen bonds, due 2006	10,000	10,000	94,661
1.740% per annum uncollateralized yen bonds, due 2008	10,000	10,000	94,661
1.200% per annum uncollateralized yen bonds, due 2006	15,000	15,000	141,993
1.630% per annum uncollateralized yen bonds, due 2008	10,000	10,000	94,661
1.400% per annum uncollateralized yen bonds, due 2007	20,000	20,000	189,322
0.920% per annum uncollateralized yen bonds, due 2005	20,000	20,000	189,322
1.470% per annum uncollateralized yen bonds, due 2007	10,000	10,000	94,661
2.050% per annum uncollateralized yen bonds, due 2009	10,000	10,000	94,661
2.290% per annum uncollateralized yen bonds, due 2010	10,000	10,000	94,661
1.000% per annum uncollateralized yen bonds, due 2006	10,000	10,000	94,661
1.370% per annum uncollateralized yen bonds, due 2013	15,000	—	141,993
Bond issued by GC Co., Ltd.:			
1.600% per annum uncollateralized yen bonds, due 2003	—	2,000	—
Less: Portion due within one year	(246,998)	(278,755)	(2,338,114)
	¥ 739,643	¥ 848,341	$ 7,001,542
Weighted average interest rate for the period	1.823%	2.006%	

* Annual interest rates on loans from banks and other financial institutions outstanding as of March 31, 2004 and 2003 ranged from 0.640% to 3.249% and from 0.955% to 5.150%, respectively.

(3) The Companies' assets pledged as collateral for short-term bank loans, commercial paper and other and long-term loans with banks and other financial institutions as of March 31, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Time deposits	¥ 7	¥ 649	$ 64
Notes and accounts receivable*	1,914	10,930	18,116
Consumer loans receivable*	186,019	243,751	1,760,880
Property and equipment	8,017	8,184	75,889
Other	44	4	415
	¥196,001	¥263,518	$1,855,364

* In addition to the above assets pledged, the Companies entered into the forward contract of assigning notes and accounts receivable and consumer loans receivable. The contract amounts were ¥314,501 million ($2,977,100 thousand) and ¥367,548 million as of March 31, 2004 and 2003, respectively.

The aggregate annual maturities of long-term debt outstanding, excluding the preceding bonds, as of March 31, 2004 were as follows:

Year ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2005	¥196,998	$1,864,809
2006	195,892	1,854,337
2007	174,613	1,652,905
2008	78,494	743,031
2009 and thereafter	35,644	337,409
	¥681,641	$6,452,491

(4) The outstanding bank overdraft and loan commitments contracted but not provided for and similar agreements as of March 31, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Bank overdraft commitments:			
Credit facilities	**¥ 18,293**	¥ 17,100	**$ 173,164**
Used	**(12,416)**	(6,646)	**(117,534)**
Unused	**¥ 5,877**	¥ 10,454	**$ 55,630**
Bank loan commitments:			
Credit facilities	**¥253,250**	¥232,080	**$2,397,293**
Used	**(9,798)**	(11,227)	**(92,749)**
Unused	**¥243,452**	¥220,853	**$2,304,544**

12. SEVERANCE AND PENSION PLANS

Under the terms of the severance plans of the Company and its consolidated subsidiaries, employees of the Companies with more than two years of service are generally entitled to lump-sum payments at the time of retirement.

The amount of the retirement benefit is, in general, based on the length of service, the accumulated points of individual performance evaluations and the cause of retirement.

The Company and its domestic subsidiaries have non-contributory pension plans, which are defined benefit plans, covering a portion of their severance plans.

In addition, the Company has contributory funded benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law, and defined benefit plans. These plans cover a portion of the governmental welfare pension program, under which both employers and employees contribute.

The overseas subsidiaries sponsor defined contribution plans.

The following is a reconciliation of benefit obligation to net liability recognized in the accompanying consolidated balance sheets as of March 31, 2004 and 2003.

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Benefit obligation	**¥(33,064)**	¥(34,507)	**$(312,990)**
Fair value of plan assets	**20,510**	16,818	**194,153**
Funded status	**(12,554)**	(17,689)	**(118,837)**
Net liability recognized in balance sheet	**(12,554)**	(17,689)	**(118,837)**
Prepaid pension expenses	**780**	—	**7,381**
Accrued severance indemnities for employees	**¥(13,334)**	¥(17,689)	**$(126,218)**

Components of net periodic benefit cost for the years ended March 31, 2004 and 2003 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Service cost	**¥2,601**	¥ 2,474	**$24,619**
Interest cost	**852**	901	**8,065**
Expected return on plan assets	**(4)**	(4)	**(36)**
Past service cost	**593**	(2,173)	**5,616**
Net actuarial loss (gain)	**(871)**	4,479	**(8,249)**
Net periodic benefit cost	**¥3,171**	¥ 5,677	**$30,015**

Service cost does not include employers' contributions to the contributory funded benefit pension plan.

The benefit obligation was determined using a discount rate of 2.1% to 2.5% and 2.5% for the years ended March 31, 2004 and 2003, respectively. The expected long-term rates of return on the non-contributory pension plan assets and contributory funded benefit pension plan assets ranged from 0% to 1.0% for the years ended March 31, 2004 and 2003.

Net periodic service cost is attributed based on years of service.

Certain subsidiaries' benefit obligations were calculated using a simplified method, which is permitted to be applied by the small size of companies, in conformity with the Financial Accounting Standard on "Accounting for Retirement Benefits".

On April 1, 2002, the three consolidated subsidiaries merged and coordinated their provision for the retirement plan. The effect of this change for the year ended March 31, 2003 was to increase past service cost by ¥106 million.

For the year ended March 31, 2003, the Company revised the age of pension payment eligibility in accordance with the Welfare Pension Insurance Law, revised in March 2000. The effect of this change for the year ended March 31, 2003 was to decrease past service cost by ¥2,279 million.

Under the revised Japanese Welfare Pension Insurance Law, the Company recalculated the projected benefit obligation relating to the government's social security pension program for the year ended March 31, 2004. Consequently, the projected benefit obligation was increased. This increasing in the projected benefit obligation reflected on the past service cost.

As a result, the past service cost increased by ¥593 million ($5,616 thousand) for the year ended March 31, 2004.

In addition to the above net periodic benefit cost, the special retirement payments of ¥18,746 million ($177,450 thousand) were incurred for covering the cost of special personnel reductions relating to the restructuring during 2004, and the payments were recorded on the accompanying consolidated statement of income for the year ended March 31, 2004.

13. LEASE COMMITMENTS

(1) Rental, depreciation and interest expense relating to financing leases which do not transfer ownership of the leased properties to the lessee during the terms of the leases as of March 31, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Rental expense	¥1,199	¥1,991	$11,351
Depreciation expense	1,119	1,794	10,589
Interest expense	78	160	735

Depreciation expense is computed by the straight-line method over the terms of the related leases. The interest expense is computed by the interest method.

The aggregate future lease payments as of March 31, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Due within one year	¥1,050	¥1,549	$ 9,943
Due after one year	938	2,718	8,878
	¥1,988	¥4,267	$18,821

A summary of the leased properties under the above leases as of March 31, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Furniture, fixtures and equipment	¥ 4,310	¥ 6,868	$ 40,804
Other	119	112	1,123
	4,429	6,980	41,927
Less: Accumulated depreciation	(2,507)	(2,804)	(23,729)
	¥ 1,922	¥ 4,176	$ 18,198

(2) Aggregate future lease payments under ordinary operating leases as of March 31, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Due within one year	¥106	¥36	$1,007
Due after one year	113	2	1,070
	¥219	¥38	$2,077

14. CONTINGENT LIABILITIES

(1) The Company's subsidiary in Taiwan operates brokerage of automobile loans. The subsidiary guarantees to purchase loans under certain conditions occur on them. The amounts were ¥225 million ($2,129 thousand) and ¥232 million as of March 31, 2004 and 2003, respectively.

(2) As described in Note 2 (11), the Company has agreements with financial institutions on debt guarantees.
The contracted amount was ¥2,779 million ($26,303 thousand) as of March 31, 2004.

(3) As described in Note 2 (12), the Company provides guarantees on certain receivables owned by GC Co., Ltd. The estimated loss is provided on the balance sheets as accruals for loss guarantees.
The aggregated amount of guarantees relating to the above transaction was ¥29,858 million ($282,643 thousand) as of March 31, 2004.

15. SHAREHOLDERS' EQUITY

Under the Commercial Code, at least 50% of the issue price of new shares, with a minimum of the par value thereof, is required to be designated as common stock. The portion which is to be designated as common stock is determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as common stock are credited to additional paid-in capital.

The Commercial Code provided that an amount equal to at least 10% of cash dividends and other appropriations of retained earnings paid out with respect to each financial period is required to set aside until the total amount of additional paid-in capital and legal reserve equals 25% of the amount of common stock. This reserve may be transferred to common stock by a resolution of the Board of Directors or used to reduce a deficit with the approval of the shareholders' meeting but is not available for dividend payments.

16. OTHER OPERATING INCOME

As described in Note 2 (5), the collected amounts are included in "Other operating income" in the accompanying statements of income in the year of recovery when the previously written-off balances of consumer loans and the related interest are subsequently recovered and collected.

Collected amounts for the years ended March 31, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Collected amounts	**¥5,384**	¥6,538	**$50,970**

17. FINANCIAL EXPENSES

Interest expense, which was included in "Financial expenses" in the accompanying consolidated statements of income, for the years ended March 31, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Interest expense	**¥20,096**	¥23,793	**$190,230**

18. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses in the accompanying consolidated statements of income for the years ended March 31, 2004 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Advertising expenses	**¥ 15,609**	¥ 22,198	**$ 147,753**
Employees' salaries and bonuses	**30,883**	37,963	**292,340**
Rent expenses	**12,758**	14,589	**120,772**
Other	**68,898**	70,759	**652,201**
	¥128,148	¥145,509	**$1,213,066**

19. INCOME TAXES

The Company and its domestic consolidated subsidiaries are subject to a number of different taxes based on income, which in the aggregate indicate a normal effective statutory income tax rate of approximately 42% for each of the years ended March 31, 2004 and 2003. Overseas consolidated subsidiaries are subject to income taxes of the countries in which they operate.

Reconciliation of the statutory tax rate to the effective tax rate for the year ended March 31, 2004 were as follows:

Statutory tax rate	42.0%
Effect of excluding subsidiaries from consolidation	5.6
Loss on valuation of investments in subsidiaries deducted for income tax purposes	(1.2)
Other	1.1
Effective tax rate	47.5%

For the year ended March 31, 2003, the difference between the statutory tax rate and the effective tax rate was immaterial.

On March 31, 2003, the law governing municipal tax was revised to impose enterprise taxes through "pro-forma standard taxation" from April 2004. According to this tax reform act, the tax rate of enterprise tax will decline starting in the fiscal year beginning April 1, 2004. As a result of the declining of the enterprise tax rate, a normal effective tax rate will decline and the deferred tax assets, which will recover income taxes after the fiscal year beginning April 1, 2004, have been revalued based on this effective tax rate.

The effect of this change for the year ended March 31, 2003 was to decrease deferred tax assets by ¥256 million, and to increase tax expenses by the same amount.

The major components of deferred tax assets and liabilities as of March 31, 2004 and 2003 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Deferred tax assets due to:			
Credit losses for receivables and consumer loans	**¥16,183**	¥12,199	**$153,195**
Allowance for credit losses	**17,813**	16,983	**168,618**
Accrued enterprise taxes	**1,537**	2,846	**14,547**
Accrued severance indemnities for employees	**4,694**	6,498	**44,430**
Accrued income	**3,480**	3,307	**32,943**
Other	**3,412**	3,837	**32,299**
	47,119	45,670	**446,032**
Deferred tax liabilities due to:			
Net unrealized gains on securities	**(2,848)**	(395)	**(26,958)**
Net deferred tax assets	**¥44,271**	¥45,275	**$419,074**

Net deferred tax assets as of March 31, 2004 and 2003 were included in the consolidated balance sheets as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Current assets:			
Deferred tax assets	**¥40,338**	¥37,702	**$381,840**
Investments and advances:			
Deferred tax assets	**3,933**	7,573	**37,234**
	¥44,271	¥45,275	**$419,074**

20. SEGMENT INFORMATION

The Companies' operations by business segment for the years ended March 31, 2004 and 2003 are not disclosed since the Companies' business other than consumer financial business is immaterial.

The Companies' operations by geographic segment for the years ended March 31, 2004 and 2003 are not disclosed since the Companies' business other than in Japan is immaterial.

Information about operating income overseas for the years ended March 31, 2004 and 2003 is not disclosed since the Companies' operating income overseas is immaterial.

21. AMOUNT PER SHARE

The amounts of basic and diluted net income per share for the years ended March 31, 2004 and 2003 were as follows:

	Yen		U.S. Dollars
	2004	2003	**2004**
Net income per share—Basic	**¥342.19**	¥483.62	**$3.25**
—Diluted	**—**	—	**—**

The figure of diluted net income per share is not disclosed since there was no potential share of common stock that had dilutive effect.

The amounts and numbers used for the basic net income per share computation were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Net income	**¥41,576**	¥60,716	**$393,567**
Less: The amount not applicable to shareholders of common stock			
Bonuses to directors and corporate auditors	**(84)**	(100)	**(797)**
Net income applicable to shareholders of common stock	**¥41,492**	¥60,616	**$392,770**

	Shares	
	2004	2003
Weighted average number of shares of common stock	**121,256,422**	125,338,763

The following figures are potential shares of common stock that were excluded from the net income per share computation because they had no dilutive effect.

	Shares	
	2004	2003
Treasury stock held for stock option	**351,000**	351,000
Warrant for stock option	**470,000**	709,350

22. SUBSEQUENT EVENT

(1) At the general shareholders' meeting of the Company held on June 23, 2004, the payment of cash dividends, ¥50.0 ($0.47) per share, was approved, which amounted to ¥6,050 million ($57,269 thousand).

(2) On June 21, 2004, the Company's Board of Directors resolved that the Company would enter into general agreement with Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation ("SMBC") in terms of business alliance in consumer finance business and capital alliance.

As to the details of business alliance, the Company will make a contract in near future.

In connection with the above capital alliance, the Company's Board of Directors resolved to issue 8,900,000 shares of common stocks at price ¥7,120 ($67.40) per share for net proceeding of ¥63,368 million ($599,849 thousand) to SMBC. The net proceeding will be credited to common stock and additional paid in capital equally. The paid up date of the issuances is set on July 13, 2004. The net proceedings are planned to use, approximately ¥10,000 million ($94,661 thousand) to incorporate joint-venture company, and approximately ¥5,000 million ($47,331 thousand) for investment in facilities, then the remaining proceeding will be applied to future capital expenditures and other joint-venture, but the Company has not yet determined in detail.

In addition to the above issuance, the Company's Board of Directors resolved to sell 4,330,000 shares of treasury stock to SMBC at price of ¥7,120 ($67.40) per share, and the total net proceeds from sales of treasury stocks are to ¥30,830 million ($ 291,836 thousand). The paid up date is also set on July 13, 2004.

>>Report of Independent Auditors

To the Board of Directors and Shareholders of
Promise Co., Ltd.

We have audited the accompanying consolidated balance sheets of Promise Co., Ltd. and its consolidated subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Promise Co., Ltd. and its consolidated subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan (see Note 1).

The amounts express in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

ChuoAoyama PricewaterhouseCoopers
Osaka, Japan
June 23, 2004

>>Non-Consolidated Balance Sheets

Promise Co., Ltd.
March 31, 2004 and 2003

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 93,533	¥ 93,292	$ 885,390
Time deposits	50	2,660	473
Consumer loans receivable:			
Principal	1,352,847	1,375,693	12,806,202
Accrued interest income	12,944	13,112	122,532
Less: Allowance for credit losses	(108,300)	(87,000)	(1,025,180)
	1,257,491	1,301,805	11,903,554
Prepaid expenses	2,622	2,065	24,820
Deferred tax assets	34,789	32,102	329,319
Other current assets	113,897	135,500	1,078,163
Total current assets	1,502,382	1,567,424	14,221,719
Investments and advances:			
Investments in securities	24,763	16,824	234,409
Investments in and advances to subsidiaries and affiliates	51,227	60,238	484,921
Investments in equity other than capital stock	737	1,038	6,978
Long-term prepaid expenses	1,010	847	9,559
Deferred tax assets	2,853	6,681	27,011
Other investments and advances	7,358	8,794	69,641
Total investments and advances	87,948	94,422	832,519
Property and equipment, net	68,567	26,433	649,062
Fixed leasehold deposits	9,237	12,201	87,443
Total assets	¥1,668,134	¥1,700,480	$15,790,743

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥105.64 to U.S.$1, the approximate exchange rate at March 31, 2004.

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings	¥ —	¥ 1,000	$ —
Current portion of long-term debt	239,555	244,435	2,267,654
Accounts payable	32,312	4,757	305,866
Accrued income taxes	12,870	29,730	121,825
Accruals for debt guarantees	70	—	663
Accrued expenses	6,782	6,679	64,197
Other current liabilities	3,610	3,307	34,187
Total current liabilities	295,199	289,908	2,794,392
Long-term liabilities:			
Long-term debt	732,077	794,477	6,929,922
Non-current accounts payable	560	965	5,301
Accrued severance indemnities	12,977	17,198	122,840
Accruals for loss guarantees	2,700	—	25,559
Other long-term liabilities	610	668	5,773
Total long-term liabilities	748,924	813,308	7,089,395
Commitments			
Shareholders' equity:			
Common stock:			
Authorized—300,000,000 shares			
Issued—125,966,665 shares at March 31, 2004	49,054	—	464,348
—125,966,665 shares at March 31, 2003	—	49,054	—
Capital surplus:			
Additional paid-in capital	80,956	80,956	766,338
Net gain on sales of treasury stock	255	—	2,410
Retained earnings:			
Legal reserve	12,263	12,263	116,087
Voluntary reserve	448,700	399,000	4,247,444
Unappropriated retained earnings	49,428	62,182	467,891
Net unrealized gain (loss) on securities	4,151	(397)	39,294
Less: Treasury stock—4,948,249 shares at March 31, 2004	(20,796)	—	(196,856)
—1,054,188 shares at March 31, 2003	—	(5,794)	—
Total shareholders' equity	624,011	597,264	5,906,956
Total liabilities and shareholders' equity	¥1,668,134	¥1,700,480	$15,790,743

>>Non-Consolidated Statements of Income

Promise Co., Ltd.
For the years ended March 31, 2004 and 2003

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Operating income:			
Interest on consumer loans	**¥314,682**	¥318,068	**$2,978,810**
Other operating income	**7,486**	8,488	**70,868**
Total operating income	**322,168**	326,556	**3,049,678**
Operating expenses:			
Financial expenses	**20,137**	21,817	**190,618**
General and administrative expenses	**104,041**	109,857	**984,861**
Credit losses including provision for uncollectible loans	**115,255**	89,463	**1,091,019**
Total operating expenses	**239,433**	221,137	**2,266,498**
Operating profit	**82,735**	105,419	**783,180**
Other income (expenses):			
Interest and dividend income on investments	**1,335**	629	**12,636**
Bond issue expenses	**(8)**	(34)	**(74)**
Insurance money received and insurance divided	**238**	267	**2,251**
Equity in earnings of Tokumei Kumiai	**405**	877	**3,386**
Net gain on sales of investments in securities	**450**	2	**4,262**
Loss on valuation of investments in securities	**—**	(507)	**—**
Net loss on sales or disposal of property and equipment	**(1,777)**	(533)	**(16,825)**
Gain on sales of investments in subsidiaries	**23,737**	—	**224,701**
Loss on valuation of investments in subsidiaries	**(189)**	—	**(1,793)**
Provision for loss guarantees	**(2,700)**	—	**(25,559)**
Special retirement payments	**(18,746)**	—	**(177,450)**
Expense for relocation of offices	**(321)**	(100)	**(3,043)**
Gain on sales of golf club membership	**—**	36	**—**
Impairment loss on deposits for golf club membership	**(48)**	(23)	**(450)**
Other, net	**13**	(28)	**121**
Total other income, net	**2,389**	586	**22,613**
Income before income taxes	**85,124**	106,005	**805,793**
Income taxes:			
Current	**37,800**	49,700	**357,819**
Deferred	**(1,995)**	(5,107)	**(18,881)**
	35,805	44,593	**338,938**
Net income	**¥ 49,319**	¥ 61,412	**$ 466,855**

	Yen		U.S. Dollars
Amount per share:			
Net income:			
Basic	**¥406.05**	¥488.87	**$3.84**
Diluted	**—**	—	**—**
Cash dividends	**100.00**	100.00	**0.95**
Weighted average number of shares (Thousands):			
Basic	**121,278**	125,455	
Diluted	**—**	—	

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥105.64 to U.S.$1, the approximate exchange rate at March 31, 2004.

>>Non-Consolidated Statements of Shareholders' Equity

Promise Co., Ltd.
For the years ended March 31, 2004 and 2003

			Millions of Yen						
			Capital surplus		Retained earnings				
	Number of shares of common stock	Common stock	Additional paid-in capital	Net gain on sales of treasury stock	Legal reserve	Voluntary reserve	Unappropriated retained earnings	Net unrealized gain (loss) on securities	Treasury stock
Balance at March 31, 2002	125,966,665	¥49,054	¥80,956	¥ —	¥12,263	¥350,800	¥ 61,685	¥ 1,062	¥ (2,931)
Net income	—	—	—	—	—	—	61,412	—	—
Cash dividends paid	—	—	—	—	—	—	(12,561)	—	—
Bonuses to directors and corporate auditors	—	—	—	—	—	—	(154)	—	—
Transfer to voluntary reserve	—	—	—	—	—	48,200	(48,200)	—	—
Decrease due to valuation of securities, net of tax	—	—	—	—	—	—	—	(1,459)	—
Increase in treasury stock	—	—	—	—	—	—	—	—	(2,863)
Balance at March 31, 2003	125,966,665	¥49,054	¥80,956	¥ —	¥12,263	¥399,000	¥ 62,182	¥ (397)	¥ (5,794)
Net income	—	—	—	—	—	—	**49,319**	—	—
Cash dividends paid	—	—	—	—	—	—	**(12,292)**	—	—
Bonuses to directors and corporate auditors	—	—	—	—	—	—	**(81)**	—	—
Gain on sales of treasury stock	—	—	—	**255**	—	—	—	—	—
Transfer to voluntary reserve	—	—	—	—	—	**49,700**	**(49,700)**	—	—
Increase due to valuation of securities, net of tax	—	—	—	—	—	—	—	**4,548**	—
Increase in treasury stock	—	—	—	—	—	—	—	—	**(15,002)**
Balance at March 31, 2004	**125,966,665**	**¥49,054**	**¥80,956**	**¥255**	**¥12,263**	**¥448,700**	**¥ 49,428**	**¥ 4,151**	**¥(20,796)**

		Thousands of U.S. Dollars						
		Capital surplus		Retained earnings				
	Common stock	Additional paid-in capital	Net gain on sales of treasury stock	Legal reserve	Voluntary reserve	Unappropriated retained earnings	Net unrealized gain (loss) on securities	Treasury stock
Balance at March 31, 2003	$464,348	$766,338	$ —	$116,087	$3,776,978	$ 588,613	$ (3,754)	$ (54,843)
Net income	—	—	—	—	—	**466,855**	—	—
Cash dividends paid	—	—	—	—	—	**(116,350)**	—	—
Bonuses to directors and corporate auditors	—	—	—	—	—	**(761)**	—	—
Gain on sales of treasury stock	—	—	**2,410**	—	—	—	—	—
Transfer to voluntary reserve	—	—	—	—	**470,466**	**(470,466)**	—	—
Increase due to valuation of securities, net of tax	—	—	—	—	—	—	**43,048**	—
Increase in treasury stock	—	—	—	—	—	—	—	**(142,013)**
Balance at March 31, 2004	**$464,348**	**$766,338**	**$2,410**	**$116,087**	**$4,247,444**	**$ 467,891**	**$39,294**	**$(196,856)**

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥105.64 to U.S.$1, the approximate exchange rate at March 31, 2004.

(As of March 31, 2004)

Domestic Subsidiaries

Plat Corporation

http://plat.biz

Address	1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004
Paid-in Capital	¥2,400 million
Ownership	100%
Principal Business	Consumer finance

Sun Life Co., Ltd.

http://www.sunlife-net.co.jp

Address	2-7-6, Kawaramachi, Takamatsu, Kagawa 760-0052
Paid-in Capital	¥185 million
Ownership	100%
Principal Business	Consumer finance

PAL Servicer Co., Ltd.

http://www.palsvc.co.jp

Address	4-2-4, Minami Semba, Chuo-ku, Osaka 542-0081
Paid-in Capital	¥500 million
Ownership	100%
Principal Business	Debt collection

PAL Life Co., Ltd.

http://www.kk-pal.co.jp

Address	1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004
Paid-in Capital	¥3,000 million
Ownership	100%
Principal Business	Credit obligation investigations, management of leased real estate

Net Future Co., Ltd.

http://www.netfuture.co.jp

Address	1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004
Paid-in Capital	¥300 million
Ownership	100%
Principal Business	Telemarketing, maintenance and management of ATMs

System Trinity Co., Ltd.*

http://www.stc-ltd.co.jp

Address	1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004
Paid-in Capital	¥90 million
Ownership	100%
Principal Business	Computer system design, operation, and management

* System Trinity changed its corporate name to STC Co., Ltd., on July 1, 2004.

Overseas Subsidiaries

Taiwan

Liang Jing Co., Ltd.

Address	2, Sec. 3, Minsheng E. Rd., Taipei
Paid-in Capital	NT$290 million
Ownership	100%
Principal Business	Automobile installment sales

China

PROMISE (HONG KONG) CO., LTD.

http://www.promise.com.hk

Address	3rd Floor, Number 80 Building, 80 Gloucester Road, Wanchai, Hong Kong
Paid-in Capital	HK$45 million
Ownership	100%
Principal Business	Consumer finance

Equity-Method Affiliate Company

MOBIT CO., LTD.

http://www.mobit.ne.jp

Address	2-4-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0810
Paid-in Capital	¥20,000 million
Ownership	45%
Principal Business	Consumer finance

Corporate Data

Head Office:	1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004, Japan Tel: +81-3-3287-1515 URL: http://cyber.promise.co.jp/
Date of Establishment:	March 20, 1962
Fiscal Year:	April 1 to March 31
Paid-in Capital:	¥49,054 million
Number of Employees:	3,323
Auditor:	ChuoAoyama PricewaterhouseCoopers
Listing:	First Section of Tokyo Stock Exchange

Shareholder and Investor Information

Common Stock:	Authorized:	300,000,000 shares
	Issued:	125,966,665 shares
Number of Shareholders:	6,210	
Transfer Agent:	The Sumitomo Trust and Banking Company, Limited 4-5-33, Kitahama, Chuo-ku, Osaka 541-0041, Japan	

Principal Shareholders: (Thousands / %)

Name	Shareholdings	Percent of Total Shares Issued
Ryoichi Jinnai	12,500	9.92
Yumiko Jinnai	9,144	7.26
State Street Bank and Trust Company	6,199	4.92
Nippon Life Insurance Company	5,704	4.53
Shinsei Bank, Limited	5,682	4.51
Japan Trustee Services Bank, Ltd. (Trust Account)	5,526	4.39
Tsuyako Jinnai	5,500	4.37
The Master Trust Bank of Japan, Ltd. (Trust Account)	5,146	4.09
The Sumitomo Trust and Banking Company, Limited	4,000	3.18
Citigroup Global Markets, Inc.	3,288	2.61
Total	62,693	49.77


PROMISE

Please visit our IR website for detailed IR information, such as Monthly Data, Business Performance, and Financial Results (TANSHIN).

Notes: 1. The Company holds 4,948 thousand shares of treasury stock, but, as these shares have no voting rights, they are excluded from the holdings of principal shareholders. Although Promise's name is listed in the registry of shareholders, there are an additional 19 thousand shares that Promise does not actually hold.

2. The shares held by The Sumitomo Trust and Banking Company, Limited, include 3,600 thousand shares (representing 2.86% of outstanding shares) that have been entrusted to Japan Trustee Services Bank, Ltd., in connection with an employee retirement benefit trust.

3. The corporate name of Salomon Smith Barney, Inc., was changed to Citigroup Global Markets, Inc., on April 7, 2003.

4. In accordance with "Disclosure of large shareholdings" under the Securities Exchange Law, Promise received notification from Alliance Capital Asset Management Group that they held a total of 10,664 thousand shares in Promise as of August 31, 2003. Promise also received notification from Schroders Investment Management Group that they held a total of 6,883 thousand shares in Promise as of March 31, 2003. However, at the end of the previous fiscal year, these two companies were not listed in the registry of shareholders and Promise is unable to ascertain the number of shares held by these companies. As a result, these two companies are not included in the list of principal shareholders.

Composition of Shareholders

(As of March 31, 2004)


29.9%
29.3%
5.0%
35.8%
Commercial finance institutions
Other companies
Non-Japanese companies
Individuals and others

(Thousands)

	2000/3	2001/3	2002/3	2003/3	**2004/3**
Number of Shares Outstanding at Year-End	121,597	124,715	125,966	125,966	**125,966**
Commercial finance institutions	40,519	42,281	42,380	43,196	**36,936**
Percentage of total (%)	*33.3*	*33.9*	*33.6*	*34.3*	***29.3***
Other companies	6,836	6,366	4,851	4,897	**6,347**
Percentage of total (%)	*5.6*	*5.1*	*3.9*	*3.9*	***5.0***
Non-Japanese companies	25,992	28,278	40,171	39,298	**45,071**
Percentage of total (%)	*21.4*	*22.7*	*31.9*	*31.2*	***35.8***
Individuals and others	48,247	47,788	38,563	38,574	**37,611**
Percentage of total (%)	*39.7*	*38.3*	*30.6*	*30.6*	***29.9***
Number of Shareholders	7,396	4,660	9,106	9,422	**6,210**

PROMISE CO., LTD.

1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004, Japan
Tel: +81-3-3213-2545 (Corporate Communications Department)
URL: http://cyber.promise.co.jp/
E-mail: ir@promise.co.jp

PROMISE

Printed in Japan

Consolidated Financial Results for the Fiscal Year Ended March 31, 2004

The summary of this document (unaudited) has been translated from the original Japanese document released on April 27, 2004 for reference only. In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company name: Promise Co., Ltd.
Stock Code: 8574
(URL: http://cyber.promise.co.jp/)

Stock Listing: Tokyo Stock Exchange
Head Office: Tokyo

President and Representative Director: Hiroki Jinnai
Inquiries: Yoshiyuki Tateishi, Executive Officer, General Manager, Corporate Communications Dept.
TEL: 81-3-3287-1515
Application of U.S. GAAP: Not applicable

1. Consolidated Financial Results for the Fiscal Year Ended March 2004 (Apr. 1, 2003 -- Mar. 31, 2004)

(1) Consolidated Operating Results

(Note: In this report, amounts (consolidated) of less than one million are omitted.)

	Operating income		Operating profit		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Year ended Mar. 31, 2004	390,980	-4.8	87,869	-17.8	89,858	-16.8
Year ended Mar. 31, 2003	410,619	4.1	106,957	-6.6	108,030	-3.6

	Net income		Net income per share	Diluted net income per share	ROE	Recurring profit to total asset ratio	Recurring profit to operating income ratio
	Millions of yen	%	Yen	Yen	%	%	%
Year ended Mar. 31, 2004	41,576	-31.5	342.18	--	6.6	5.0	23.0
Year ended Mar. 31, 2003	60,716	-3.5	483.61	--	10.2	5.9	26.3

Notes:
1. Equity in net gain (loss) of affiliate: Year ended Mar. 31, 2004: ¥94 million Year ended Mar. 31, 2003: -¥36 million
2. Average number of shares (consolidated): Year ended Mar. 31, 2004: 121,256,422 Year ended Mar. 31, 2003: 125,338,763
3. Change in accounting method: None
4. Percentages for operating income, operating profit, recurring profit, and net income represent percentage changes from the same period of the previous year.

(2) Consolidated Financial Position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Year ended Mar. 31, 2004	1,718,721	636,667	37.0	5,260.21
Year ended Mar. 31, 2003	1,855,352	618,109	33.3	4,952.12

Note:
Number of shares outstanding (consolidated): Year ended Mar. 31, 2004: 121,018,416 Year ended Mar. 31, 2003: 124,796,732

(3) Consolidated Cash Flows

	Net cash provided by operating activities	Net cash provided by (used in) investing activities	Net cash used in financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Year ended Mar. 31, 2004	93,967	28,956	-127,970	101,110
Year ended Mar. 31, 2003	9,168	-818	-26,890	105,760

Note:
Increase in consumer loans receivable included in net cash provided by (used in) operating activities
Year ended Mar. 31, 2004: ¥29,572 million Year ended Mar. 31, 2003: -¥71,829 million.

(4) Scope of Consolidation and Application of Equity Method

Consolidated subsidiaries: 8
Non-consolidated subsidiaries accounted for by the equity method: -
Affiliates accounted for by the equity method: 1

(5) Changes in the Scope of Consolidation and Equity Method

Newly consolidated subsidiaries: 1
Subsidiaries excluded from consolidation: 3
Companies included in equity method accounting: -
Companies excluded from equity method accounting: -

2. Forecast for the Fiscal Year Ending March 31, 2005 (Apr. 1, 2004 -- Mar. 31, 2005)

	Operating income	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Six months ending Sept. 30, 2004	186,081	55,200	32,400
Year ending Mar. 31, 2005	369,317	103,800	60,000

Reference: Projected net income per share for the year ending Mar. 31, 2005: ¥494.25

Notes:
1. Projected net income per share for the fiscal year ending Mar. 31, 2005 is calculated based on projected average number of shares of 121,234,521.
2. The above forecasts are based on information currently available to the Company at the time of the release of this report. Actual results could differ materially from projections due to various factors.

Appendix

1 Company Profile

(1) The Promise Group consists of Promise Co., Ltd., eight consolidated subsidiaries, four non-consolidated subsidiaries, and two affiliated companies (including one accounted for by the equity method of consolidation). The Group's principal business activities and the operations of each subsidiary and affiliated company are described below.

Financing Business

The financing business is the Promise Group's principal business. It mainly involves the direct provision of both unsecured and unguaranteed small-lot loans (i.e., the consumer financing business) to general consumers based on simplified credit analysis.

The Promise Group is constructing a system that will enable it to provide comprehensive consumer loan services to a broad range of customers. In Japan, Promise Co., Ltd., Plat Corporation (consolidated subsidiary), Sun Life Co., Ltd., (consolidated subsidiary), and MOBIT Co., Ltd. (equity-method affiliate) operate consumer loan businesses.

Overseas, PROMISE (HONG KONG) CO., LTD. (consolidated subsidiary) operates a consumer loan business in Hong Kong.

Promise and MOBIT also provide guarantees on loans made by financial institutions to individuals. PAL Servicer Co., Ltd. (consolidated subsidiary) operates a debt factoring and collection business.

Other Businesses

In addition to the aforementioned businesses, the Promise Group leverages the know-how cultivated in its core consumer loan business to develop finance-related businesses both in Japan and overseas.

PAL Life Co., Ltd. (consolidated subsidiary) operates a real estate business, centered on PAL Building, which collects rents for tenant-occupied buildings. PAL Life also provides a variety of services, including travel arrangements and credit verification, to Group companies.

Net Future Co., Ltd. (consolidated subsidiary) provides telemarketing services to Group companies. System Trinity Co., Ltd. (consolidated subsidiary) provides computer system design, operation, and management for Group companies.

Overseas, Liang Jing Co., Ltd. (consolidated subsidiary) operates an automobile installment sales business in Taiwan.

Note: On February 1, 2004, PAL Corporation Ltd. changed its corporate name to PAL Life Co., Ltd.

The names and business descriptions of other affiliated companies are listed below.

[Domestic affiliated companies]	[Business description]
All Japan Information Center Co., Ltd.	Holding of securities

[Overseas affiliated companies]	[Business description]
PROMISE (EUROPE) S.A.	Management of golf courses
PAL Investment (Cayman) Co., Ltd.	Investment in China (NANJING SHENZHOU SEED INDUSTRY CO., LTD.)
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	Production, processing, and sales of agricultural seeds
PROMISE (TAIWAN) Co., Ltd.	Credit appraisal and analysis for loans and purchase of claimable assets

Notes:

1. GC Co., Ltd., accounted for as a consolidated subsidiary in fiscal 2003, and its wholly owned subsidiary, MITSUWAKAI Co., Ltd., were excluded from the scope of consolidation on August 6, 2003, when all shares in GC Co., Ltd. were acquired by General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.).
2. HARBIN SHENNONG M.V. FEED CO., LTD., accounted for as an affiliated company in fiscal 2003, was excluded from the

category of affiliated company on August 19, 2003, when PAL Investment (Cayman) Co., Ltd. sold its holdings in the company.

3. Yuukei Co., Ltd., accounted for as a consolidated subsidiary in fiscal 2003, was merged with Liang Jing Co., Ltd. on July 1, 2003, with Liang Jing Co., Ltd. as the continuing entity.

(2) **Promise Group Organization**



Financing Business
Other Businesses
(Domestic companies)
Customers
Promise Co., Ltd. (the Company)
Plat Corporation (consolidated subsidiary)
Sun Life, Co., Ltd. (consolidated subsidiary)
MOBIT Co., Ltd. (equity-method affiliate)
PAL Servicer Co., Ltd. (consolidated subsidiary)
Business support
Telemarketing
System development
PAL Life Co., Ltd. (consolidated subsidiary)
Net Future Co., Ltd. (consolidated subsidiary)
System Trinity Co., Ltd. (consolidated subsidiary)
All Japan Information Center Co., Ltd. (subsidiary)
Customers
(Overseas companies)
Liang Jing Co., Ltd. (consolidated subsidiary)
PROMISE (HONG KONG) CO., LTD. (consolidated subsidiary)
PROMISE (TAIWAN) Co., Ltd. (subsidiary)
PROMISE (EUROPE) S.A. (subsidiary)
PAL Investment (Cayman) Co., Ltd. (subsidiary)
NANJING SHENZHOU SEED INDUSTRY CO., LTD. (affiliated company)

(3) Status of Consolidated Subsidiaries

Name	Location	Capital	Principal business	% of voting rights	Related information				Notes
					Directors	Capital support	Business dealings	Leased facilities	
Plat Corporation	Kita-ku, Osaka	¥2,400 million	Consumer finance	100.00	8 (6)	Debt guarantees and loans	ATM network tie-up	Business office leasing	
Sun Life Co., Ltd.	Takamatsu, Kagawa Prefecture	¥185 million	Consumer finance	100.00	4 (3)	Loans	ATM network tie-up	Business office leasing	
PAL Servicer Co., Ltd.	Chuo-ku, Osaka	¥500 million	Debt collection	100.00	3 (2)	Debt guarantees	--	--	1
PAL Life Co., Ltd.	Chiyoda-ku, Tokyo	¥3,000 million	Credit obligation investigations, management of leased real estate	100.00	7 (5)	Loans	--	Business office leasing	2
Net Future Co., Ltd.	Chiyoda-ku, Tokyo	¥300 million	Telemarketing, Maintenance and management of ATMs	100.00	5 (4)	Debt guarantees and loans	--	Business office leasing	
System Trinity Co., Ltd.	Chiyoda-ku, Tokyo	¥90 million	Computer system design, operation, and management	100.00	4 (3)	Loans	--	Business office leasing	
PROMISE (HONG KONG) CO., LTD.	Hong Kong	HK$45,000 thousand	Consumer finance	100.00	4 (3)	Debt guarantees	--	--	
Liang Jing Co., Ltd.	Taipei, Taiwan	NT$290,000 thousand	Automobile installment sales	100.00	5 (4)	Debt guarantees	--	--	

Notes:
1. PAL Servicer Co., Ltd., was consolidated from the fiscal year ended Mar. 31, 2004 due to its increased importance within the Group.
2. PAL Life Co., Ltd.'s corporate name was changed from PAL Corporation Ltd. At the same time, the location of that company's headquarters was also changed.
3. The figure in parentheses under directors represents the number of directors serving in concurrent positions.

(4) Status of Equity-Method Affiliate

Name	Address	Capital	Principal business	% of voting rights	Related information				Notes
					Directors	Capital support	Business dealings	Leased facilities	
MOBIT Co., Ltd.	Shinjuku-ku, Tokyo	¥20,000 million	Consumer finance	45.00	4 (2)	--	ATM network tie-up	--	

Note:
The figure in parentheses under directors represents the number of directors serving in concurrent positions.

2 Management Policies, Business Results, and Financial Condition

(1) Management Policies

1) Basic Management Policies

To earn the support of a wide customer base and attain sustainable growth, the Promise Group is making its utmost efforts to realize the Promise Vision. Promise Vision is a paradigm for the Company to specialize in the business domain of consumer financing and focus on businesses that evolve in tandem with customer needs and the times. The Promise Vision is also a roadmap for evolution from customer relationships based on borrowing and lending to relationships driven by utility and advice. By taking these steps, Promise aims to evolve into a personal main bank that can provide financial support and advice to customers on a one-to-one basis.

Despite increasingly fierce inter-industry competition, the Promise Group is striving to generate earnings and strengthen its business foundation by creating a high-quality loan portfolio and offering highly personalized lending services to an even broader customer base. Looking ahead, the Group aims to promote more-efficient use and greater sharing of its corporate resources and assets as well as strives to raise efficiency in accordance with circumstances. By taking these measures, the Group aims to improve return on assets (ROA), which it regards as the most important management indicator.

2) Dividend Policy

The Promise Group considers returning a portion of profits to shareholders to be an issue of the highest priority. Looking ahead, the Promise Group intends further enhance retained earnings and bolster its financial condition. On the other hand, the Group will work to improve earnings by drawing on a solid business foundation formed by high-quality assets, and will return profits in accordance with shareholder expectations. In view of the market environment, the Company's policy regarding the use of retained earnings will be to curtail capital investment compared with the period of rapid expansion and to allocate retained earnings for investments in information technology (IT) and for investments to raise efficiency.

3) Medium- and Long-term Business Strategy

The long-term slump in the Japanese economy and worsening of the employment and wage environments has made the issue of loans becoming nonperforming a major point of concern for the consumer finance industry, the core business of the Promise Group. Under these circumstances, the Promise Group is striving to secure a stable earnings base, achieve profits in accordance with stakeholder expectations, and attain further growth of the entire Group. To achieve these objectives, the Group is attaching top priority to minimizing nonperforming loans and increasing customer retention.

As part of these efforts, Promise is adopting three specific strategies.

[1] Improve the capabilities of the Promise Group, mainly in consumer finance services, by restructuring various Group companies according to function;

[2] Cultivate new markets while responding to the diverse funding needs of the Group's broad customer base by offering a full line of interest rate options in the consumer finance market; and

[3] Increase efficiency and promote the shared use of Group corporate resources, including personnel, business channels, credit analysis/loan management capabilities, fund procurement functions, and systems infrastructure.

The Promise Group's strategy of offering a "full lineup of interest rate products" allows the Group to provide services best suited to customer needs. Specifically, Promise, the parent company, offers products with interest rates ranging from 17.8% to 25.55%, while Mobit provides loans with interest rates at 15% and 18% and Plat and Sun Life charge rates up to 29.2%.

Also, Promise is implementing a strategy to "promote the sharing of the Group's management resources." As typified by the joint use of automated contract machines and ATMs by Promise and Plat, Promise is progressing with the creation of a new business model that "raises efficiency through the sharing of resources," as it strives to achieve low-cost operations and sharpen its competitiveness.

Promise strives to provide services based on the concept that "Promise is number one in the minds of consumers." Accordingly, Promise works to continually upgrade its three essential contact points with customers --- products, networks, and communication. Products are designed to accurately meet customer needs using know-how cultivated over many years. Networks are used to provide customers with easy and close access, including through tie-ups with financial institutions. Communication is carried out using a leading-edge IT infrastructure to create relationships of mutual trust with customers.

Promise continues to press ahead with restructuring commenced in the previous fiscal year with the objectives of strengthening its financial, systems, and personnel foundations. By taking these steps, Promise is building a firm business foundation for providing services based on the concept that "Promise is number one in the minds of customers."

4) Basic Stance on Corporate Governance and Status of Policy Execution
The Promise Group strives for a relationship of coexistence and coprosperity with society as a trusted corporate citizen. Accordingly, the Group believes that stringent compliance is paramount for establishing a sound and highly transparent system of corporate governance and for preventing management risk. The Group continually works to strengthen and reinforce such a system.

Promise introduced an Executive Officer System in June 2002. The Board of Directors is small, consisting of seven members, who are responsible for deliberating strategies to respond to urgent business issues and for making prompt business decisions.

Promise augments this with an auditing system that consists of four auditors (two inside auditors and two outside auditors). To determine the effectiveness and actual execution of internal controls, the Inspection Department undertakes scheduled internal inspections of all other departments. Additionally, with the cooperation of corporate auditors, the Inspection Department works closely with the internal auditing departments of each Group company to improve internal controls for the entire Group. Moreover, Promise and its outside auditors have no business or other conflicts of interest.

Mainly through the Compliance Department, which was set up in October 2001, Promise is working to instill the importance of compliance in employees through the formulation of a Code of Ethics and through internal education and on-the-job training. To bolster this structure, since 2003 personnel have been encouraged to take and pass the compliance officer test (consumer finance course) offered by Kinzai Institute for Financial Affairs. As of June 2003, 1,171 employees have passed this test. By adopting such measures, Promise is working to firmly establish compliance as part of its corporate culture.

From the perspective of raising management transparency and improving disclosure to shareholders, Promise undertakes dynamic investor relations activities both in Japan and overseas. By carrying out proactive disclosure targeted at investors, the mass media, and industry watchers, Promise strives to promote a greater understanding of its corporate activities.

5) Other Important Management Issues
[1] Voluntary retirement program

As part of structural reforms commenced in fiscal 2003, Promise implemented a voluntary retirement program aimed at achieving an optimally structured human resources portfolio by correcting the Company's employee age composition. Under this program, 734 employees chose voluntary retirement, with an effective retirement date of March 31, 2004.

We believe these measures will enable Promise to improve its corporate structure, which is an aim of its structural reforms, and will also allow the Company to strengthen its ability to respond appropriately to changes in the environment and bolster its competitiveness.

[2] Sale of sales finance business

In August 2003, Promise sold its entire stake in the wholly owned sales finance company GC Co., Ltd. to General Electric Capital Commercial Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.).

This sale was in line with the Promise Vision and was aimed at improving business efficiency and increasing earnings power by achieving greater concentration of corporate resources in the consumer finance business.

(2) Business Results and Financial Condition

1) Overview of Fiscal 2004

Despite a protracted period of pessimistic sentiment resulting from uncertainties regarding the direction of the economy due to such factors as long-term deflation and a slowdown of the U.S. economy, during the fiscal year the scope of the mild recovery in the Japanese economy continued to widen—underpinned by robust capital investment and brisk exports—as the rebound spread from manufacturing to non-manufacturing industries and from large companies to small- and medium-sized enterprises. In addition, despite continued harsh conditions, the employment and wage environment has recently shown a partial pickup, while regular household spending is also exhibiting signs of brightness that include an increase in personal consumption.

However, the consumer finance industry inevitably recorded large loan losses due to the effects of personal bankruptcies and legal settlements for debt problems against a background of a long-term slump in the employment and wage environments. Moreover, the size of market grew only slightly because of activities to reduce lending levels.

Amid this business environment, respective Promise Group consumer finance companies worked to minimize nonperforming loans and enhance customer retention. Accordingly, management has introduced new policies, strengthened its credit asset management, and taken a vigorous approach to trimming costs.

Results for fiscal 2004 by business are provided as follows.

[1] Financing Business

In the Promise Group's mainstay consumer finance business, the balance of loans outstanding fell slightly, owing to a review of lending standards to prevent nonperforming loans accompanying a deterioration in the employment and wage environments and the sale of GC Co., Ltd. As a result, in fiscal 2004, the consumer financing business posted financial revenues of ¥377,962 million, down ¥17,728 million, or 4.5%, from the previous fiscal year.

The principal policies undertaken in fiscal 2004 are outlined below.

(Strengthening Sales Structure)

In April 2003, Promise moved to flatten its organizational structure by abolishing its division system, excluding the Marketing Division. At the same time, Promise clearly separated the Planning and Development Division from the Policy Implementation Division to strengthen its planning, development, and policy promotion capabilities. Additionally, with the primary aim of fortifying the coordination between headquarters functions and front-line sales, Promise abolished its Eastern and Western Area Marketing Divisions and introduced a system consisting of seven geographic blocs. Each bloc has its own ST Center (a department for centralized processing for automated contract machines) and Customer Relation Center to provide closer interaction with customers and strengthen customer counseling functions.

In July 2003, Promise introduced *Chosoku* loan processing machines with the aim of acquiring new customers. As of the end of March 2004, 123 *Choso*ku machines had been installed. *Chosoku* are compact, low-cost terminals that require only 5--10 minutes to process new applications, conduct provisional credit analyses, and issue temporary cards. These features allow *Chosoku* to be installed in locations where we were previously unable to open branches because of space limitations. While utilizing the advantages of *Chosoku*, Promise also reviewed its existing channels, including branches, from the perspective of customer traffic. As a result, Promise altered the format of some branches and closed/consolidated others, thus improving marketing capabilities and reducing operating costs.

Promise will continue emphasizing an optimal balance between operational efficiency and service quality. Concurrently, while considering market conditions and regional characteristics, Promise will at any given time, consolidate or decentralize operations that have achieved balance to both reduce operating costs and improve profitability.

(Improving quality of loan portfolio and strengthening loan management system)
Besides its existing methods of loan management based on computer automated scoring systems, Promise uses the so-called "navigation system" that enables detailed responses to the needs of individual customers. This system is aimed at discouraging customers from taking on too much debt while strengthening lending functions.

Promise also strives to flexibly assess its loan management system in terms of efficiency and effectiveness, with the aim of building a stronger overall system. In April 2003, Legal Centers were established in each marketing bloc to consolidate previously scattered legal functions. By taking this measure, the Company has strengthened its ability to respond to petitions for personal bankruptcy and court-mandated debt adjustments. Moreover, from October 2003, loan management operations---previously concentrated within departments in each geographic bloc---were dispersed among sales branches.

This move is aimed at integrating our processes—from new lending to collecting---thereby increasing points of contact with customers and raising the effectiveness of customer communications. This, in turn, will allow Promise to build a structure capable of more effectively utilizing the "navigation system."

In addition, Promise has introduced its know-how in loan management methods at Plat and Sun Life and is continually reassessing its loan management structure with the aims of bolstering its lending functions and improving the quality of the Group's loan portfolio.

With an eye to the future, Promise will proceed with its navigator-type operating structure, centered on its navigation system, while concentrating on enhancing loan management methods and raising loan portfolio quality for the entire Group.

(Providing greater customer convenience)
Promise's main aim is to acquire new customers and increase the satisfaction of existing ones. As such, the Company will use IT and business alliances to provide services based on the concept that "Promise is number one in the minds of customers."

Regarding its service network, Promise is establishing alliances with financial institutions and convenience stores to create an environment that makes lending and repayment easy and that places no constraints on time or place. As a result of these efforts, Promise has built the industry's largest CD/ATM network, with a total of 113,168 locations (98,554 CDs/ATMs, 14,614 convenience stores) in its deposit/withdrawal channel, consisting of those it operates independently and those of its 429 alliance partners, at the end of March 2004.

Promise is also vigorously introducing new services as it strives to further raise customer convenience. As part of these efforts, Promise launched Internet Repayment Service in February 2004. Targeted at customers who use Internet-based banking of financial institutions, the new service introduced by Promise allows customers to immediately carry out repayment procedures using the Company's own website.

In products, Promise is focusing on the matter of cards issued jointly with a broad array of companies in addition to offering its existing product line up, thereby addressing a wide range of customer needs. Such cards include a fan club ID that includes a cash-on-credit capability issued from April 2003 through a tie-up with New Japan Prowrestling Co., Ltd. In August 2003, Promise teamed with Matsumoto Household Movers Co., Ltd., as well as real estate companies, to provide specific-purpose loans, such as those to cover moving expenses, rent, and security deposits. Through this alliance strategy, Promise can better respond to customers' funding needs.

(Acquiring new profit bases)
Promise teamed up with The Kita-Nippon Bank, Ltd. in April 2003 and the Hokuetsu Bank, Ltd. in June 2003 to cooperate for loan guarantees for unsecured loans to individuals. These tie-ups are aimed at securing a new profit base by drawing fully on Promise's lending know-how cultivated over many years in the consumer finance industry. The resulting balance of loan guarantees is brisk, totaling ¥2,778 million at both banks at the end of March 2004. With a view toward effectively deploying its management resources, Promise is making available all its ATMs throughout the country. At the end of March 2004, Promise's ATMs were available for use by 20 companies, including one bank-affiliated

credit card company, six installment sales finance companies, and 13 consumer finance companies (includes three Group companies). In the future as well, Promise will continue to concentrate on the consumer finance industry as it uses its related know-how while securing new profit bases and expanding the earnings power of its businesses in the financial field as well as in peripheral domains.

[2] Other Businesses

In Other Businesses, Promise has progressed with the reorganization of functions of the entire Group. This includes the consolidation of operations involving the design, execution, and management of signage and branches into related departments of Promise Co., Ltd., which had been the responsibility of PAL Life Co., Ltd. (corporate name changed from PAL Corporation Ltd. in February 2004). In addition, with the aim of securing new earnings bases, Net Future Co., Ltd. began offering its telemarketing services on an outsourcing basis as did PAL Life with its research business. However, because of the effects of the prolonged slump in the Japanese economy environment and the implementation of cost-cutting measures within the Promise Group, all companies, with the exception of System Trinity Co., Ltd. and Net Future, recorded decreases in revenue accompanying a decrease in order volume. As a result, other operating revenue for the fiscal year declined ¥1,909 million, or 12.8%, from the previous period, to ¥13,018 million.

To create a more-efficient business structure, on July 1, 2003, the operations of wholly owned subsidiaries Liang Jing Co., Ltd. and Yuukei Co., Ltd., both operating as automobile installment sales companies in Taiwan, were merged, with Liang Jing Co., Ltd. as the continuing entity.

Due to the previously mentioned activities, consolidated operating income in fiscal 2004 declined ¥19,638 million, or 4.8%, to ¥390,980 million. This decrease reflected a slight decline in the balance of loans in the core consumer finance business. At the profit level, recurring profit decreased ¥18,171 million, or 16.8%, from the previous fiscal year, to ¥89,858 million. This decline is attributable to increased credit costs amid a rise in personal bankruptcy petitions. Net income shrank ¥19,140 million, or 31.5%, to ¥41,576 million. This decrease was due to necessary consolidated accounting adjustments along with the sale of all shares in GC Co., Ltd. as well as to the booking of extraordinary losses accompanying the implementation of a voluntary retirement program.

2) Financial Position

Assets, liabilities, and shareholders' equity at the end of the fiscal 2004 are shown below.

Total assets	¥1,718,721 million (down 7.4% from March 31, 2003)
Shareholders' equity	¥636,667 million (up 3.0% from March 31, 2003)
Shareholders equity ratio	37.0% (up 3.7percentage points from March 31, 2003)

Total assets at the end of fiscal 2004 declined ¥136,631 million from the end of the previous fiscal year. This decline was because of the previously mentioned ¥85,469 million decrease in the balance of loans outstanding, mainly in the core unsecured loan business; the reserve for loan losses increased ¥18,842 million because of stricter loan assessments associated with deterioration in loan quality, and Notes and accounts receivable decreased ¥53,557 million along with the sale of GC Co., Ltd.

Total liabilities fell ¥155,188 million, due to such factors as a ¥132,126 million decline in borrowing and a ¥17,000 million decline in corporate bonds outstanding. Shareholders' equity expanded ¥18,557 million, owing to the net effect of a ¥28,812 million rise in retained earnings and a ¥14,224 million rise in treasury stock, which is a deductible item.

Consolidated cash flows for fiscal 2004 are shown as follows.
As the end of fiscal 2004, cash and cash equivalents (hereinafter, "cash") declined ¥5,138 million, or 4.4% from the end of the previous fiscal year, to ¥101,110 million. This reflected net cash provided by operating activities of ¥93,967 million, net cash provided by investing activities of ¥28,956 million, and net cash used in financing activities of ¥127,970 million.

(Net cash provided by operating activities)

Net cash provided by operating activities amounted to ¥93,967 million, up ¥84,799 million from the previous fiscal year. This increase was due to the recording of a cash inflow of ¥29,572 million due to a decline in the balance of loans, mainly in the Promise Group's core consumer finance business, while

Promise recorded an outflow of ¥71,829 million in consumer loans receivable the previous fiscal year.

(Net cash provided by investing activities)
Net cash provided by investing activities improved ¥29,774 million from the previous fiscal year to ¥28,956 million. This was due mainly to ¥25,247 million in inflows from of the sale of Company's entire holdings of the consolidated subsidiary, GC Co., Ltd., and the repayment of ¥41,800 million in loans to GC Co., Ltd., which was removed from the consolidated accounts. On other hand, payment for the purchase of property and equipment resulted in an outflow of ¥42,490 million.

(Net cash used in financing activities)
Net cash used in financing activities amounted to ¥127,970 million, an increase of ¥101,080 million from the previous fiscal year. This was due primarily to the use of ¥122,924 million in cash provided by operating activities and cash provided by investing activities of ¥332,881 million for the repayment of loans, ¥32,000 million for redemption of corporate bonds, and ¥15,417 million for an increase in treasury stock.

3) Outlook for Fiscal Year ending March 31, 2005
The recovery in the Japanese economy, albeit mild, has gained strength, thanks to such factors as growth in exports, increased capital investment, and improved corporate earnings against a background of a rebound in the U.S. economy and robust demand in China. Along with this recovery, signs of brightness finally appear to be emerging in household expenditures, reflecting slight improvements in the still-harsh employment and wage environments and increases in consumer spending.

However, in the consumer finance industry, although the uptrend in personal bankruptcies has very recently appeared to be slowing, these bankruptcies remain at a high level. Thus, difficult conditions are expected to persist.

Even amid this environment, the Promise Group will continue to place high priority on minimizing nonperforming loans and improving customer retention to secure a stable earnings base and achieve corporate growth.

Therefore, the Promise Group continues to focus on improving loan quality and is implementing its strategy of offering a full line of interest rate options that meet the funding needs of a diverse customer base. Through these measures, the Group intends to diversify its risk exposure while increasing its loan balance. Concurrently, the Group is working to raise its earning power by promoting the sharing of management resources and striving to build a more diverse and more stable funding base and raising the Group's management efficiency.

In other activities, Promise is progressing with efforts to prune costs, which includes promoting higher efficiency through its media mix for advertising. Also, Promise is working to establish a new business model that utilizes e-commerce, mainly via the Net Business Development Department, set up in March 2004.

Also, Promise will continue to make investments to upgrade services that enhance customer convenience, which includes the establishment of a quick-response structure for IC card systems.

For the fiscal year ending March 31, 2005, the Promise is forecasting operating income of ¥369,317 million, down 5.5% from the previous fiscal year. Recurring profit is expected to increase 15.5% to ¥103,800 million, while net income is forecast to increase 44.3% to ¥60,000 million.

Note:
Figures in the section "Management Policies, Business Results, and Financial Condition" do not include consumption tax.

The above forecasts are based on forecasts based on information currently available to the Company at the time of the release of this report. Actual results could differ materially from projections due to various factors. Such factors include the following.

[1] Interest rates on lending by the various companies in the Promise Group are regulated by the Capital Subscription Law, with the legal maximum annual interest rate limited to 29.2%. However, a

lowering of this maximum rate could have an effect on Promise's business results.

[2] The operations of respective companies in the Promise Group are subject to various regulations under the Money Lending Control Law. Future revisions to this law or penalties imposed on Promise for violation of laws and ordinances could have an effect on Promise's business results.

[3] A portion of interest on lending by respective companies in the Promise Group exceeds the maximum rate under the Interest Restriction Law (20% for principal of less that ¥100,000, 18% for principal from ¥100,000 to less than ¥1,000,000, and 15% for principal of ¥1,000,000 or more). There is a possibility that Promise could be requested to return the portions that exceed the maximum interest rate.

3 Consolidated Financial Statements

(1) Consolidated Balance Sheets

Classification	FY 2003 (Mar. 31, 2003)			FY 2004 (Mar. 31, 2004)			Change
	Amount (Millions of yen)		% of total	Amount (Millions of yen)		% of total	Amount (Millions of yen)
(Assets)							
I Current assets							
1 Cash and deposits		63,848			52,233		-11,614
2 Notes and accounts receivable		60,997			7,439		-53,557
3 Consumer loans receivable		1,614,523			1,529,054		-85,469
4 Short-term loans		49,726			48,994		-731
5 Deferred tax assets		37,702			40,337		2,635
6 Other		25,258			28,895		3,636
Reserve for loan losses		-114,550			-133,392		-18,842
Total current assets		1,737,505	93.6		1,573,562	91.6	-163,943
II Fixed assets							
1 Property and equipment							
(1) Buildings and structures	30,038			31,355			
Accumulated depreciation	13,859	16,178		14,233	17,132		953
(2) Furniture, fixtures and equipment	37,770			30,660			
Accumulated depreciation	27,985	9,784		20,217	10,442		657
(3) Land		13,044			52,061		39,016
Total property and equipment		39,008	2.1		79,636	4.6	40,628
2 Intangible fixed assets							
(1) Excess investment cost over net assets of consolidated subsidiaries acquired		5,775			5,649		-125
(2) Other		10,375			6,114		-4,261
Total intangible fixed assets		16,150	0.9		11,763	0.7	-4,386
3 Investments and advances							
(1) Investments in securities		28,589			34,742		6,153
(2) Deferred tax assets		7,573			3,933		-3,640
(3) Other		26,525			15,081		-11,443
Total investments and advances		62,687	3.4		53,758	3.1	-8,929
Total fixed assets		117,846	6.4		145,158	8.4	27,311
Total assets		1,855,352	100.0		1,718,721	100.0	-136,631

Classification	FY 2003 (Mar. 31, 2003) Amount (Millions of yen)	FY 2003 % of total	FY 2004 (Mar. 31, 2004) Amount (Millions of yen)	FY 2004 % of total	Change Amount (Millions of yen)
(Liabilities)					
I Current liabilities					
1 Trade	1,733		189		-1,543
2 Short-term borrowings	24,394		15,423		-8,971
3 Current portion of long-term debt	246,754		196,998		-49,756
4 Bonds scheduled for redemption within one year	32,000		50,000		18,000
5 Accrued income taxes	31,809		15,739		-16,069
6 Reserve for bonuses	4,640		3,678		-962
7 Provision for loss on guarantees	--		70		70
8 Other	24,985		41,126		16,141
Total current liabilities	366,318	19.8	323,226	18.8	-43,092
II Long-term liabilities					
1 Corporate bonds	290,000		255,000		-35,000
2 Long-term debt	558,041		484,642		-73,398
3 Accrued severance indemnities	17,688		13,333		-4,355
4 Allowance for retirement benefits for directors and auditors	422		361		-60
5 Allowance for indemnity losses	--		2,700		2,700
6 Other	4,772		2,789		-1,982
Total long-term liabilities	870,924	46.9	758,827	44.2	-112,096
Total liabilities	1,237,242	66.7	1,082,054	63.0	-155,188
(Minority interest held by other companies in consolidated subsidiaries and affiliate)					
Minority interest held by other companies in owned consolidated subsidiaries and affiliate	--	--	--	--	--
(Shareholders' equity)					
I Common stock	49,053	2.6	49,053	2.9	--
II Additional paid-in capital	92,287	5.0	92,287	5.4	--
III Retained earnings	483,972	26.1	512,784	29.8	28,812
IV Net unrealized gain (loss) on securities	-403	-0.0	4,150	0.2	4,554
V Foreign currency translation adjustments	-228	-0.0	-813	-0.1	-585
VI Treasury stock	-6,571	-0.4	-20,795	-1.2	-14,224
Total shareholders' equity	618,109	33.3	636,667	37.0	18,557
Total liabilities, minority interest, and shareholders' equity	1,855,352	100.0	1,718,721	100.0	-136,631

(2) Consolidated Statements of Income

Classification	FY 2003 (Apr. 1, 2002 -- Mar. 31, 2003) Amount (Millions of yen)		% of total	FY 2004 (Apr. 1, 2003 -- Mar. 31, 2004) Amount (Millions of yen)		% of total	Change Amount (Millions of yen)
I Operating income							
1 Interest on consumer loans		381,125			368,662		
2 Other financial revenues		2,307			40		
3 Sales		9,868			8,199		
4 Other operating income		17,316			14,077		
Total operating income		410,619	100.0		390,980	100.0	-19,638
II Operating expenses							
1 Financial expenses		24,802			21,398		
2 Cost of sales		8,539			7,151		
3 Other operating expenses							
(1) Advertising expenses	22,198			15,608			
(2) Provision for uncollectible loans	114,732			136,525			
(3) Credit losses	10,077			9,887			
(4) Employees' salaries and bonuses	33,364			30,882			
(5) Provision for bonuses	4,598			3,806			
(6) Allowance for employee retirement benefits	5,668			3,160			
(7) Allowance for retirement accounts for directors and auditors	89			85			
(8) Employee welfare expenses	4,074			4,169			
(9) Rent expenses	14,589			12,758			
(10) Depreciation	8,714			6,768			
(11) Fee expenses	17,017			17,713			
(12) Communications expenses	6,055			4,893			
(13) Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries	709			854			
(14) Other	28,430	270,319		27,447	274,560		
Total operating expenses		303,661	74.0		303,111	77.5	-549
Operating profit		106,957	26.0		87,869	22.5	-19,088
III Non-operating revenues							
1 Interest and dividend income on investments	786			1,559			
2 Insurance money received and insurance dividends	269			242			
3 Equity in earnings of Tokumei Kumiai	973			691			
4 Equity in net gain of affiliated companies	--			94			
5 Other	429	2,458	0.6	428	3,016	0.8	557

Classification	FY 2003 (Apr. 1, 2002 -- Mar. 31, 2003)			FY 2004 (Apr. 1, 2003 -- Mar. 31, 2004)			Change
	Amount (Millions of yen)		% of total	Amount (Millions of yen)		% of total	Amount (Millions of yen)
IV Non-operating expenses							
1 Interest expense	329			192			
2 Expense for relocation of offices	624			346			
3 Equity in net loss of affiliated companies	36			--			
4 Other	395	1,386	0.3	488	1,027	0.3	-359
Recurring profit		108,030	26.3		89,858	23.0	-18,171
V Extraordinary income							
1 Net gain on sale of stock in affiliated companies	--			12,868			
2 Net gain on sales of investments in securities	5			503			
3 Gain on sales of golf club membership	36			--			
4 Other	0	42	0.0	1	13,373	3.4	13,331
VI Extraordinary losses							
1 Net loss on sales or disposal of property and equipment	1,374			1,862			
2 Net loss on sales of investments in securities	10			61			
3 Loss on valuation of investments in securities	511			--			
4 Impairment loss on deposits for golf club membership	42			66			
5 Loss on lease cancellations	300			--			
6 Allowance for indemnity losses	--			2,700			
7 Additional retirement benefits	--			18,745			
8 Other	26	2,266	0.5	657	24,094	6.2	21,827
Income before income taxes		105,805	25.8		79,138	20.2	-26,667
Income taxes (current)	53,211			41,283			
Income taxes (deferred)	-8,122	45,089	11.0	-3,722	37,561	9.6	-7,527
Net income		60,716	14.8		41,576	10.6	-19,140

(3) Consolidated Statement of Retained Earnings

Classification	FY 2003 (Apr. 1, 2002 -- Mar. 31, 2003) Amount (Millions of yen)		FY 2004 (Apr. 1, 2003 -- Mar. 31, 2004) Amount (Millions of yen)	
(Additional paid-in capital)				
I Additional paid-in capital at beginning of period		92,287		92,287
II Additional paid-in capital at fiscal year-end		92,287		92,287
(Retained earnings)				
I Retained earnings at beginning of period		436,003		483,972
II Increase in retained earnings				
Net income		60,716		41,576
III Decrease in retained earnings				
1 Cash dividends	12,549		12,291	
2 Bonuses to directors and corporate auditors	197		100	
3 Loss from differentials of treasury stock	--		33	
4 Decline in retained earnings due to inclusion of newly consolidated subsidiaries	--	12,747	338	12,764
IV Retained earnings at fiscal year- end		483,972		512,784

(4) Consolidated Statements of Cash Flows

Classification	FY 2003 (Apr. 1, 2002 -- Mar. 31, 2003)	FY 2004 (Apr. 1, 2003 -- Mar. 31, 2004)	Change
	Amount (Millions of yen)	Amount (Millions of yen)	Amount (Millions of yen)
I Operating activities			
1 Income before income taxes	105,805	79,138	-26,667
2 Depreciation and amortization	8,714	6,768	-1,946
3 Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries	709	854	145
4 Increase in provision for credit loss on receivables and consumer loans	28,444	26,856	-1,588
5 Increase/decrease in provision for bonuses ("-" represents decrease)	52	-806	-858
6 Increase in provision for loss on guarantees	--	70	70
7 Increase/decrease in provision for accrued severance indemnities ("-" represents decrease)	3,660	-4,163	-7,824
8 Increase/decrease in allowance for retirement benefits for directors and auditors ("-" represents decrease)	-661	46	708
9 Increase in allowance for indemnity losses	--	2,700	2,700
10 Interest and dividend income on investments	-786	-1,559	-772
11 Interest expense	329	192	-136
12 Equity in net loss (gain) of affilitated companies	36	-94	-131
13 Net gain on sale of stock in affiliated companies	--	-12,868	-12,868
14 Net gain on sale of investments in securities	-5	-503	-497
15 Net loss on sales or disposal of property and equipment	1,374	1,862	487
16 Equity in earnings of Tokumei Kumiai	-973	-691	282
17 Additional retirement benefits	--	18,745	18,745
18 Increase/decrease in consumer loans receivable: Principal ("-" represents increase)	-71,829	29,572	101,402
19 Increase/decrease in sales credits ("-" represents increase)	-4,776	4,185	8,962
20 Increase/decrease in procurement obligations ("-" represents decrease)	-3,421	4,550	7,971
21 Other	5,663	-4,950	-10,614
Subtotal	72,336	149,904	77,567
22 Interest and dividend income	785	1,572	787
23 Interest expense	-329	-192	136
24 Income taxes paid	-63,623	-57,316	6,307
Net cash provided by operating activities	9,168	93,967	84,799

Classification	FY 2003 (Apr. 1, 2002 -- Mar. 31, 2003)	FY 2004 (Apr. 1, 2003 -- Mar. 31, 2004)	Change
	Amount (Millions of yen)	Amount (Millions of yen)	Amount (Millions of yen)
II Investing activities			
1 Payment for purchase of property and equipment	-1,899	-44,389	-42,490
2 Proceeds from sales of property and equipment	1,259	31	-1,228
3 Payment for purchase of investments in securities	-30	-0	29
4 Proceeds from sales of investments in securities	254	1,569	1,315
5 Acquisition of shares of subsidiaries resulted in the change in scope of consolidation	269	--	-269
6 Proceeds from sales of shares of subsidiaries resulted in the change in scope of consolidation	--	25,247	25,247
7 Payment for purchase of shares of subsidiaries	-250	-357	-107
8 Payment for loans made	-2,900	-30	2,870
9 Proceeds from collection of loans receivable	105	41,816	41,711
10 Other	2,372	5,069	2,696
Net cash provided by (used in) investing activities	-818	28,956	29,774
III Financing activities			
1 Net repayment on commercial paper	-2,121	-420	1,700
2 Proceeds from short-term borrowings	69,084	71,670	2,585
3 Repayments of short-term borrowings	-64,044	-77,769	-13,725
4 Proceeds from long-term debt	193,088	177,314	-15,773
5 Repayments of long-term debt	-215,703	-255,111	-39,407
6 Proceeds from issuance of bonds	39,718	14,896	-24,822
7 Redemption of bonds	-30,000	-32,000	-2,000
8 Proceeds from sale of treasury stock	--	1,159	1,159
9 Increase in treasury stock	-2,862	-15,417	-12,554
10 Cash dividends paid by parent company	-12,549	-12,291	258
11 Other	-1,500	--	1,500
Net cash used in financing activities	-26,890	-127,970	-101,080
IV Effect of exchange rate changes on cash and cash equivalents	-88	-91	-3
V Net decrease in cash and cash equivalents	-18,628	-5,138	13,490
VI Cash and cash equivalents at beginning of period	124,389	105,760	-18,628
VII Effect of the increase in scope of consolidated subsidiaries	--	487	487
VIII Cash and cash equivalents at end of period	105,760	101,110	-4,650

(Excerpt translation)

FILE NO. 82-4837

June 2, 2004

To the Shareholders:

Notice of the 43rd Ordinary General Meeting of Shareholders

Dear Shareholders:

Notice is hereby given that the 43rd Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to be present at such meeting.

Since you may exercise your voting rights in writing even if you are not present at the meeting, please review the accompanying information and send us by return mail the enclosed voting form indicating your approval or disapproval under your seal by June 22, 2004.

Yours very truly,

Hiroki Jinnai
President and Representative Director

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Description

1. Date and hour of meeting:

   June 23, 2004 (Wednesday), 10:00 a.m.

2. Place of meeting:

   Banri-no-ma, 2nd Floor, Hotel Metropolitan Edmont
   10-8, Iidabashi 3-chome, Chiyoda-ku, Tokyo

3. Matters forming the objects of the meeting:

   Matters to be reported:

   Report on the balance sheet as of March 31, 2004 and the business report and the statement of income for the 43rd business term (from April 1, 2003 to March 31, 2004)

Matters for resolution:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 43rd business term
Proposition No. 2:	Amendment to the Articles of Incorporation
Proposition No. 3:	Election of six Directors
Proposition No. 4:	Granting of retirement gratuities to the retiring Director

- END -

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2003 to March 31, 2004)

I. Overview of business activities:

1. Developments and results of business activities:

During the business term under review, despite a protracted period of pessimistic sentiment resulting from uncertainties regarding the direction of the economy due to such factors as long-term deflation and a slowdown of the U.S. economy, the scope of mild recovery in the Japanese economy continued to widen — underpinned by robust capital investment and brisk exports — as the rebound spread from manufacturing to non-manufacturing industries and from large companies to small- and medium-sized enterprises. In addition, despite continued harsh conditions, the employment and wage environment has recently shown a partial pickup, while regular household spending is also exhibiting signs of brightness that include an increase in personal consumption.

However, the consumer finance industry inevitably recorded large loan losses due to the effects of personal bankruptcies and legal settlements for debt problems against a background of a long-term slump in the employment and wage environment. Moreover, the size of market grew only slightly because of activities to reduce lending levels.

Amid this business environment, the Company, in cooperation with its group companies, exerted its utmost efforts to minimize nonperforming loans and enhance customer retention.

Specifically, the Company implemented the following measures during the business term under review:

(1) Strengthening Marketing Division

In April 2003, the Company moved to flatten its organizational structure by abolishing its division system, excluding the Marketing Division. At the same time, the Company reorganized the Marketing Division and clearly separated the Planning and Development Division from the Policy Implementation Division to strengthen its planning, development and policy promotion capabilities. Additionally, with the primary aim of fortifying the coordination between headquarters functions and front-line sales, the Company abolished its Eastern and Western Area Marketing Divisions and introduced a system consisting of seven geographic blocs. Each bloc has its own ST Center (a department for centralized processing for automated contract machines) and Customer Relation Center to provide closer interaction with customers and strengthen customer counseling functions.

In July 2003, the Company introduced *Chosoku* loan processing machines with the aim of acquiring new customers. As of March 31, 2004, 123 *Chosoku* machines had been installed. *Chosoku* machines are compact, low-cost terminals that require only 5 to 10 minutes to process new applications, conduct provisional credit analyses and issue temporary cards. These features allow *Chosoku* machines to be installed in locations where we were previously unable to open branches because of space limitations.

While utilizing the advantages of *Chosoku*, the Company also reviewed its existing channels, including branches, from the perspective of customer traffic. As a result, the Company altered the format of some branches and closed/consolidated others, thus improving marketing capabilities and reducing operating costs.

(2) Strengthening loan management system

Besides its existing methods of loan management based on computer automated scoring systems, the Company uses the so-called "navigation system" that enables detailed responses to the needs of individual customers. This system is aimed at discouraging customers from taking on too much debt while strengthening lending functions.

The Company also strives to flexibly assess its loan management system in terms of efficiency and effectiveness. In April 2003, a Legal Center was established in each marketing bloc to consolidate its previously scattered legal functions. By taking this measure, the Company has strengthened its ability to respond to petitions for personal bankruptcy and court-mandated debt adjustments.

Moreover, from October 2003, loan management operations — previously concentrated within departments in each geographic bloc — were dispersed among sales branches. This move is aimed at integrating its processes - from new lending to collecting - thereby increasing points of contact with customers and raising the effectiveness of customer communications. This, in turn, will allow the Company to build a structure capable of more effectively utilizing the "navigation system" and prevent its loans from defaulting and enhance customer retention.

In addition, the Company has introduced its know-how in loan management methods at Plat Corporation and Sun Life Co., Ltd. and is continually reassessing its loan management structure with the aims of bolstering its lending functions and improving the quality of the Group's loan portfolio.

(3) Providing greater customer convenience

The Company's main aim is to acquire new customers and increase the satisfaction of existing ones. As such, the Company will use IT and business alliances to provide services based on the concept that "Promise is number one in the minds of customers."

Regarding its service network, the Company is establishing alliances with financial institutions and convenience stores to create an environment that makes lending and repayment easy and places no constraints on time or place. As a result of these efforts, the Company has built the industry's largest CD/ATM network, with a total of 113,168 locations (98,554 CDs/ATMs, 14,614 convenience stores) in its deposit/withdrawal channel, consisting of those it operates independently and those of its 429 alliance partners, as of March 31, 2004.

The Company is also vigorously introducing new services as it strives to further raise customer convenience. As part of these efforts, the Company launched an "Internet Repayment Service" in February 2004. Targeted at customers who use Internet-based banking of financial institutions, the new service introduced by the Company allows customers to immediately carry out repayment procedures using the Company's own website.

In products, the Company is focusing on alliances with a broad array of companies in addition to offering its existing product lineup, thereby addressing a wide range of customer needs. Such efforts include the joint issuance of cards, such as a fan club ID that includes a cash-on-credit capability issued from April 2003 through a tie-up with New Japan Prowrestling Inc. In August 2003, the Company teamed with Matsumoto Household Movers Co., Ltd., as well as real estate companies, to provide specific-purpose loans, such as those to cover moving expenses, rent and security deposits. Through this alliance strategy, the Company can better respond to customers' funding needs.

(4) Acquiring new profit bases

The Company teamed up with The Kita-Nippon Bank, Ltd. in April 2003 and the Hokuetsu Bank, Ltd. in June 2003 to cooperate for loan guarantees for unsecured loans to individuals. These tie-ups are aimed at securing a new profit base by drawing fully on the Company's lending know-how cultivated over many years in the consumer finance industry. The resulting balance of loan guarantees is brisk, totaling ¥2,778 million at both banks as of March 31, 2004.

With a view toward effectively deploying its management resources, the Company is making available all its ATMs throughout the country. As of March 31, 2004, the Company's ATMs were available for use by 20 companies, including one bank-affiliated credit card company, six installment sales finance companies and 13 consumer finance companies (including three Group companies).

(5) Other important measures

As part of structural reforms commenced in the business term ended March 31, 2003, the Company implemented a voluntary retirement program aimed at achieving an optimally structured human resources portfolio by correcting the Company's employee age composition. Under this program, 734 employees chose voluntary retirement, with an effective retirement date of March 31, 2004. Management believes these measures will enable the Company to improve its corporate structure, which is an aim of its structural reforms, and will also allow the Company to strengthen its ability to respond appropriately to changes in the business environment and bolster its competitiveness.

In August 2003, the Company sold its entire stake in its wholly owned sales finance company GC Co., Ltd. to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.), with the aim of improving business efficiency and increasing earnings power by achieving greater concentration of corporate resources in the consumer finance business.

The composition of incomes by the business sectors is set forth below:

Classification	42nd term ended March 31, 2003 Amount (A)	42nd term ended March 31, 2003 Composition ratio	43rd term ended March 31, 2004 Amount (B)	43rd term ended March 31, 2004 Composition ratio	Increase/ decrease (B – A)
	(million yen)	(%)	(million yen)	(%)	(million yen)
Income from unsecured loans	317,034	97.08	313,843	97.42	(-) 3,191
Income from secured loans	1,032	0.32	838	0.26	(-) 194
Income from other loans	2,365	0.72	2,005	0.62	(-) 360
Other operating income	6,122	1.88	5,481	1.70	(-) 641
Total	326,556	100.00	322,167	100.00	(-) 4,388

As a result of operating activities by these efforts in the severe business conditions, operating loans outstanding as of the end of the business term in the consumer finance business amounted to ¥1,352,847 million, down ¥22,845 million (or 1.7%) compared with the end of the previous business term, due to a change in the lending levels to prevent loan defaults. Due to a decrease in operating loans outstanding, operating income amounted to ¥322,167 million, down ¥4,388 million (or 1.3%) compared with the previous business term. With regard to profit, ordinary income amounted to ¥84,434 million (down 21.1% compared with the previous business term). The Company accounted for an income from sale of shares of GC Co., Ltd. and a special loss resulting from the solicitation of voluntary retirement to employees. Consequently, net income for the term amounted to ¥49,318 million (down 19.7% compared with the previous business term).

2. Future challenges:

The recovery in the Japanese economy, albeit mild, has gained strength, thanks to such factors as growth in exports, increased capital investment and improved corporate earnings against the background of a rebound in the U.S. economy and robust demand in China. Along with this recovery, signs of brightness finally appear to be emerging in household expenditures, reflecting slight improvements in the still-harsh employment and wage environment and increases in consumer spending.

However, in the consumer finance industry, although the uptrend in personal bankruptcies has very recently appeared to be slowing, these bankruptcies remain at a high level. Thus, difficult conditions are expected to persist.

Even amid this environment, the Company, under the slogan of materializing its concept that "Promise is number one in the minds of consumers", will continue to place high priority on minimizing nonperforming loans and improving customer retention. Simultaneously, the Company will work to firmly establish compliance, bolster its lending functions, review its loan management methods, increase points of contact with customers through optimal channels and systems, augment opportunities for communications with customers, promote navigation-style marketing activities, reduce operating cost, diverse fund-raising channels and establish and improve its risk management systems.

The Company is working to establish a new business model that utilizes e-commerce, mainly via the Net Business Development Department, set up in March 2004. Also, the Company will continue to make investments to upgrade services that enhance customer convenience, which includes the establishment of a quick-response structure for 1C card systems.

As for the Group's lineup of interest rates, the Company offers products with interest rates ranging from 17.8% to 25.55%, while MOBIT Co., Ltd. provides loans with interest rates from 15% to 18% and Plat Corporation and Sun Life Co., Ltd. charge rates up to 29.2%. The Company will continue to implement such strategy of offering a "full lineup of interest rate products" to allow the Group to provide services best suited to customer needs. While focusing on improving the qualities of loans, the Company will diversify risk exposure and increase the amount of operating loans outstanding. The Company will also raise efficiency through the sharing of the Group's management resources to improve profitability.

The Company cordially seeks the continued support of its shareholders.

3. State of capital investment:

Capital investment made during the business term under review totaled ¥47,496 million, which was principally used for the acquisition of the land and building of the head office, replacement of ATMs and installation of loan application machines.

4. State of fund procurement:

As a result of a slight decrease in operating loans outstanding and the sale of shares of its subsidiary GC Co., Ltd., capital requirements decreased. Consequently, the amount of loans payable and bonds outstanding decreased. In the meantime, the Company actively established commitment facilities to secure alternative liquidity and financial flexibility to maintain security of fund management.

The Company will continue its efforts to maintain a good balance of direct financing and indirect financing and also study new financing schemes to secure steady fund raising and reduce funding costs.

The funds required for the business term under review were covered by the Company's own funds, loans from financial institutions, commercial paper and funds raised by the issuance of bonds.

The state of changes in the loans payable and bonds:

Classification	42nd term ended March 31, 2003 Amount (A) (million yen)	42nd term ended March 31, 2003 Composition ratio (%)	43rd term ended March 31, 2004 Amount (B) (million yen)	43rd term ended March 31, 2004 Composition ratio (%)	Increase/ decrease (B – A) ((-) decrease) (million yen)
Short-term loans	1,000	0.10	-	-	(-) 1,000
Long-term loans	718,912	69.13	666,632	68.61	(-) 52,280
Sub total	719,912	69.23	666,632	68.61	(-) 53,280
Bonds	320,000	30.77	305,000	31.39	(-) 15,000
Total	1,039,912	100.00	971,632	100.00	(-) 68,280

(Note) Commercial paper, not outstanding at the end of the term, was traded during the term.

The state of issuance of bonds during the current term:

Title of bonds	Issue date	Total issue amount	Interest rate (per annum)	Redemption date
The 32nd Unsecured Bonds	June 4, 2003	¥15,000 million	1.37%	June 4, 2013

(Notes) 1. The proceeds from the issuance of the above-listed unsecured bonds were used as funds for operating loans.

2. The 9th Unsecured Bonds (¥10,000 million) and the 12th Unsecured Bonds (¥20,000 million) were redeemed at maturity during the business term under review.

5. Changes in operating results and state of assets:

Classification	40th term ended March 31, 2001	41st term ended March 31, 2002	42nd term ended March 31, 2003	43rd term ended March 31, 2004 (current term)
		(million yen, unless stated otherwise)		
Operating results:				
Operating income	¥292,774	¥316,246	¥326,556	¥322,167
Ordinary income	120,625	105,335	107,042	84,434
Net income	63,521	61,250	61,411	49,318
Net income per share (yen)	513.23	491.08	488.87	406.05
State of assets:				
Operating loans outstanding	1,228,026	1,324,663	1,375,693	1,352,847
Total assets	1,503,918	1,670,481	1,700,480	1,668,134
Net assets	501,332	552,888	597,263	624,010
Net assets per share (yen)	4,019.80	4,401.48	4,780.81	5,155.72
Capital ratio (%)	33.34%	33.10%	35.12%	37.41%

(Notes)

1. Net income per share is calculated on the basis of the average of the total number of shares issued and outstanding during the term.

2. As from the 40th term, the accounting standard concerning financial instruments is applicable.

3. As from the 41st term, treasury stock is treated as an item deductible from shareholders' equity. Net income per share and net assets per share are calculated on the basis of the total number of shares issued and outstanding at the end of the term, minus the number of shares of treasury stock, respectively.

4. As from the 42nd term, the "Accounting Standard for Earnings per Share" (Accounting Standard No. 2 dated September 25, 2002, Accounting Standards Board of Japan) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (Accounting Standard Implementation Guidance No. 4 dated September 25, 2002, Accounting Standards Board of Japan) are applicable.

5. As from the 43rd (current) term, the "Ministerial Ordinance to Amend Part of the Regulations for the Enforcement of the Commercial Code" (Ministry of Justice Ordinance No. 7 dated February 28, 2003) of Japan is applicable.

II. **Outline of the Company** (as of March 31, 2004):

1. Major businesses:

The Company is principally engaged in direct lending of retail funds with no security or guarantee to consumers.

Classification	Number of customers	Composition rate (%)	Amount outstanding (million yen)	Composition rate (%)	Interest on operating loans (million yen)	Composition rate (%)
Unsecured loans	2,439,585	99.92	1,347,657	99.62	313,843	99.73
Secured loans	1,903	0.08	5,189	0.38	838	0.27

2. State of shares:

(1) Total number of shares authorized to be issued by the Company: 300,000,000 shares

(2) Total number of issued shares, capital and number of shareholders:

Classification	As at March 31, 2003	Increase/Decrease during the business term	As at March 31, 2004
Total number of issued shares	125,966,665shares	- shares	125,966,665 shares
Capital	¥49,053 million	¥- million	¥49,053 million
Number of shareholders	9,422 persons	(-) 3,212 persons	6,210 persons

(3) Principal (ten) shareholders:

Name	Shares in the Company held by Shareholder (Ratio of voting rights)		Shares in Shareholder held by the Company (Ratio of voting rights)	
	(thousand shares)	(%)	(thousand shares)	(%)
Ryoichi Jinnai	12,500	10.33	-	-
Yumiko Jinnai	9,144	7.56	-	-
State Street Bank and Trust Company (Standing proxy: Mizuho Corporate Bank, Ltd.)	6,199	5.13	-	-
Nippon Life Insurance Company	5,704	4.72	-	-
Shinsei Bank, Limited	5,682	4.70	-	-
Japan Trustee Services Bank, Ltd. (Trust account)	5,526	4.57	-	-
Tsuyako Jinnai	5,500	4.55	-	-
The Master Trust Bank of Japan, Ltd. (Trust account)	5,146	4.25	-	-
The Sumitomo Trust and Banking Company, Limited	4,000	3.31	9,337	0.62
City Group Global Markets Inc. (Standing proxy: Nikko Citygroup Limited)	3,288	2.72	-	-

(4) Stock acquisition rights issued:

Date of resolution for the issue:	June 25, 2004
Number of stock acquisition rights:	12,235 rights (Number of shares to be issued or transferred for each stock acquisition right: 50 shares)
Class of shares to be issued or transferred upon exercise of stock acquisition rights:	Shares of common stock
Number of shares to be issued or transferred upon exercise of stock acquisition rights:	611,750 shares
Issue price of a stock acquisition right:	Free of charge

(Note) The number of stock acquisition rights and the number of shares to be issued or transferred upon exercise of stock acquisition rights, with the deduction of those decreased due to the forfeiture of the rights, are 9,400 rights and 470,000 shares, respectively.

(5) Acquisition, disposition and possession by the Company of its own shares:

Classification	Class of shares	Number of shares	Total acquisition/disposition prices
Acquisition of shares:	Shares of common stock	4,000,895 shares	¥15,417 million
Disposition of shares:	Shares of common stock	106,834 shares	¥670 million
Shares held as of March 31, 2004:	Shares of common stock	4,948,249 shares	

(Notes) 1. The number of shares acquired includes no shares purchased from any specific party nor shares purchased pursuant to a resolution under Article 211-3, paragraph 1 of the Commercial Code of Japan.

2. During the business term under review, the Company followed no procedure of invalidation of its own shares.

3. State of business affiliations:

(1) State of major subsidiaries:

The Company has 12 subsidiaries (domestic: 7, overseas: 5), including Plat Corporation. The following are its major subsidiaries:

Name of Company	Capital stock	Ratio of voting rights of the Company (%)	Main business
Plat Corporation	¥2,400 million	100.00	Consumer finance services
Sun Life Co., Ltd.	¥185 million	100.00	Consumer finance services
PAL Servicer Co., Ltd.	¥500 million	100.00	Credit management and collection business
Pallife Corporation	¥3,000 million	100.00	Credit investigation services and lease and management of real estate
Net Future Co., Ltd.	¥300 million	100.00	Telemarketing business and operation and management of ATM networks

Name of Company	Capital stock	Ratio of voting rights of the Company	Main business
System Trinity Co., Ltd.	¥90 million	100.00	Design, operation and management of computer systems
PROMISE (HONG KONG) CO., LTD.	HK$45,000 thousand	100.00	Consumer finance services
Liang Jing Co., Ltd.	T$290,000 thousand	100.00	Installment sales of automobiles

(2) State of other important business affiliations:

Company	Capital stock	Ratio of voting rights of the Company	Main business
MOBIT Co., Ltd.	¥20,000 million	45.00%	Consumer finance services

(3) Progress of business affiliations:

1) As from the business term under review, PAL Servicer Co., Ltd., a subsidiary of the Company, is listed as a major subsidiary because of its importance.

2) As of July 1, 2003, Yuukei Co., Ltd., a major subsidiary, merged with Liang Jing Co., Ltd., which is a surviving company.

3) As of August 6, 2003, the Company sold the whole shares of GC Co., Ltd., a major subsidiary, to General Electric Capital Consumer Finance Co., Ltd. (current GE Consumer Finance Co., Ltd.). As a result, GC Co., Ltd. and its wholly owned subsidiary Mitsuwa-kai Co., Ltd. were excluded from the subsidiaries of the Company.

4) As of February 1, 2004, Pallife Corporation changed its trade name from PAL Corporation Ltd.

(4) Results of business affiliations:

The Company has 8 consolidated subsidiaries (as listed in "(1) State of major subsidiaries" above) and one equity method affiliate. On a consolidated basis, operating income and net income for the business term under review accounted for ¥390,980 million (down 4.8% compared with the previous business term) and ¥41,576 million (down 31.5% compared with the previous business term), respectively.

Changes in operating results on a consolidated basis are shown below:

Business term / Classification	40th term ended March 31, 2001	41st term ended March 31, 2002	42nd term ended March 31, 2003	43rd term ended March 31, 2004 (current term)
	(million yen, unless stated otherwise)			
Operating income	359,641	394,495	410,619	390,980
Net income	64,845	62,941	60,716	41,576
Net income per share (yen)	525.01	504.77	483.61	342.18
Total assets	1,679,394	1,833,776	1,855,352	1,718,721
Net assets	517,504	574,866	618,109	636,667
(For reference)				
Number of consolidated subsidiaries	9 companies	11 companies	10 companies	8 companies
Number of equity method affiliates	1 company	1 company	1 company	1 company

4. Principal lenders:

Lenders	Balance of Borrowings	Shares in the Company held by Lender	
	(million yen)	Shares (thousand shares)	Ratio of voting rights (%)
The Sumitomo Trust and Banking Company, Limited	100,630	4,000	3.31
Nippon Life Insurance Company	93,780	5,704	4.72
Shinsei Bank, Limited	78,361	5,682	4.70
Meiji Yasuda Life Insurance Company	46,104	353	0.29
Sumitomo Life Insurance Company	35,462	1,500	1.24
The Dai-Ichi Mutual Life Insurance Company	29,674	420	0.35
The Mitsubishi Trust and Banking Company, Limited	28,000	104	0.09
The Chuo Mitsui Trust and Banking Company, Limited	24,087	-	-
UFJ Bank Limited	23,033	-	-
UFJ Trust Bank Limited	19,809	-	-

5. Main offices:

(Translation omitted)

6. State of employees:

(Translation omitted)

7. Directors and Statutory Auditors:

Title	Name
Chairman and Representative Director	Masaaki Uchino
President and Representative Director	Hiroki Jinnai
Director	Shunji Kosugi
Director	Hideshige Tsukamoto
Director	Isao Takeuchi
Director	Teruaki Watanabe
Director	Tsutomu Kasori
Full-time Statutory Auditor	Kazuyuki Furukawa
Full-time Statutory Auditor	Hidetsugu Iriyama
Full-time Statutory Auditor	Hiroaki Mori
Full-time Statutory Auditor	Kazuo Nagasawa

8. Important fact concerning the state of the Company which occurred after the date of the closing of accounts:

Nothing of significance to be reported.

BALANCE SHEET
(As of March 31, 2004)

ASSETS

	(million yen)
Current assets:	**1,502,382**
Cash on hand and in banks	44,618
Operating loans	1,352,847
Short-term loans receivable	159,568
Prepaid expenses	2,621
Accrued income	13,025
Deferred tax assets	34,789
Other current assets	3,212
Allowance for doubtful accounts	(108,300)
Fixed assets:	**165,751**
Tangible fixed assets:	**68,566**
Buildings	11,490
Structure	2,000
Furniture and fixtures	9,721
Land	45,354
Intangible fixed assets:	**5,837**
Software	4,801
Telephone rights	961
Other intangible fixed assets	73
Investments and other assets:	**91,347**
Investment securities	33,763
Investment in subsidiaries' stocks	40,417
Investment capital	737
Long-term prepaid expenses	1,009
Guarantee money deposited	9,237
Deferred tax assets	2,853
Other investments	3,329
TOTAL ASSETS	**1,668,134**

LIABILITIES (million yen)

Current liabilities:	**295,199**
Current portion of long-term loans payable	189,555
Current portion of bonds	50,000
Other accounts payable	32,311
Accrued expenses	3,671
Accrued corporate income tax, etc.	12,869
Reserve for bonuses	3,110
Provision for loss on guarantees of obligations	70
Other current liabilities	3,611
Long-term liabilities:	**748,923**
Bonds	255,000
Long-term loans payable	477,077
Long-term accounts payable	559
Reserve for retirement allowances	12,688
Reserve for retirement gratuities for officers	288
Provision for loss on compensation	2,700
Other long-term liabilities	609
TOTAL LIABILITIES	**1,044,123**

SHAREHOLDERS' EQUITY

Capital:	**49,053**
Additional paid-in capital:	**81,210**
Capital reserve	80,955
Other additional paid-in capital	254
Income from disposition of shares of treasury stock	254
Retained earnings:	**510,391**
Earned surplus reserve	12,263
Voluntary reserve	448,700
General reserve	448,700
Unappropriated retained earnings for the current term	49,427
Revaluation difference of stocks, etc.:	**4,151**
Treasury stock:	**(20,795)**
TOTAL SHAREHOLDERS' EQUITY	**624,010**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,668,134**

STATEMENT OF INCOME

(For the period from April 1, 2003 to March 31, 2004)

(million yen)

Ordinary income and loss		
Operating income and loss:		
Operating income:		
Interest on operating loans	314,681	
Other financing income	2,005	
Other operating income	5,481	**322,167**
Operating expenses:		
Financing expenses	20,136	
Other operating expenses	219,295	239,432
Operating income		**82,735**
Non-operating income and loss:		
Non-operating income:		
Interest and dividend received	1,334	
Insurance and insurance dividend received	237	
Income from contribution to anonymous associations	405	
Other non-operating income	314	**2,292**
Non-operating expenses:		
Expenses of office relocation, etc.	321	
Expenses of cancellation of office leases	71	
Other non-operating expenses	199	**593**
Ordinary income		**84,434**
Special income and loss		
Special income:		
Income from sale of subsidiaries' stocks	23,737	
Income from sale of investment securities	501	24,238
Special losses:		
Loss from retirement of fixed assets	1,763	
Amount transferred to provision for loss on compensation	2,700	
Special retirement premiums	18,745	
Other special losses	340	**23,549**
Income before tax		**85,123**
Corporate income, inhabitant and enterprise taxes	37,800	
Adjustment to corporate income tax, etc.	(1,994)	35,805
Net income		**49,318**
Income carried over from the prior term		6,154
Interim dividends		6,045
Unappropriated retained earnings for the term		**49,427**

PROPOSED APPROPRIATION OF RETAINED EARNINGS

Unappropriated retained earnings for the term	¥49,427,936,756
To be appropriated as follows:	
Dividends (¥50 per share)	¥6,049,940,800
Bonuses for officers	¥73,100,000
(for Statutory Auditors:	¥13,900,000)
Voluntary reserve	
General reserve	¥37,000,000,000
Retained earnings to be carried forward to the next term	¥6,304,895,956

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITORS' AUDIT REPORT

May 6, 2004

To: The Board of Directors
Promise Co., Ltd.

ChuoAoyama Audit Corporation

By Shuho Yoshida (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Shigehiko Kataoka (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Hidenori Nagano (seal)
Certified Public Accountant
Participating Partner

In accordance with the provision of Article 2, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations", this firm has audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 43rd business term of Promise Co., Ltd. (the "Company"), covering the period from April 1, 2003 to March 31, 2004. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the books of accounts. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) Such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(2) The business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) The proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation; and

(4) With respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law.

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 43rd business term from April 1, 2003 to March 31, 2004, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and the principal places of business of the Company, required the Company's Account Auditors to render reports and accounts and examined the financial statements and their accompanying detailed statements. We also required the subsidiaries to render reports on their business operations and made investigation into the state of activities and property at the subsidiaries whenever necessary.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition, etc. by the Company of its own shares, we, in addition to following the aforementioned method of audit, required Directors, etc. to render reports and made a full investigation into the state of any transaction in question, whenever necessary.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by ChuoAoyama Audit Corporation, the Company's Account Auditors, are found to be proper;

(2) That the business report is found to present fairly the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings is found to have nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements are found to present fairly the matters to be stated therein and to contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, including the performance with regard to the subsidiaries, no dishonest act or material fact of violation of the laws, ordinances or the Articles of Incorporation is found to exist.

With respect to any competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition, etc. by the Company of its own shares, we find that there is no breach of duties on the part of the Directors.

May 13, 2004

Promise Co., Ltd.
The Board of Statutory Auditors

Kazuyuki Furukawa (seal)
(Full-time) Statutory Auditor

Hidetsugu Iriyama (seal)
(Full-time) Statutory Auditor

Hiroaki Mori (seal)
(Full-time) Statutory Auditor

Kazuo Nagasawa (seal)
(Full-time) Statutory Auditor

Note: Statutory Auditors Hiroaki Mori and Kazuo Nagasawa are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations".

INFORMATION RELATING TO VOTING

1. Total number of voting rights held by all the shareholders:

   2,419,357 rights

2. Propositions and explanatory information:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 43rd business term

The particulars of the proposition are as set forth on page 19 hereof.

With regard to dividends for the business term under review, management proposes to pay ¥50 per share, by taking into consideration the economic and financial conditions and the business results of the Company for the business term under review. As a result, the annual dividend per share for the business term under review will be ¥100, including the interim dividend of ¥50 per share.

Proposition No.2: Amendment to the Articles of Incorporation

1. Reasons for the amendment

(1) To prepare for the diversification and development of businesses of the Company and its subsidiaries in the future, it is hereby proposed that business objectives be added and that the numbering of the relevant items be changed accordingly.

(2) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" (2003 Law No. 132) of Japan as of September 25, 2003, which authorizes a company to acquire its own shares by resolution of its board of directors, it is hereby proposed that a new provision for the acquisition by the Company of its own shares be established as Article 6 to allow the Company to implement its capital policies with agility and that the numbers of Article 6 of the existing Articles of Incorporation and thereafter be carried down by one increment.

2. Contents of the amendment

The contents of the amendment are shown as follows:

(The underlines show amendment)

Current Articles	Proposed amendment
(Objectives)	(Objectives)
Article 2. The objectives of the Company shall be to engage in the following businesses:	Article 2. (Same as existing)
	(1) (Same as existing)
(1) Financial operations;	
(2) Factoring;	(2) Factoring, credit management and collection business as provided for in the Law for Special Measures Concerning Credit Management and Collection Business of Japan;
(To be newly established)	(3) Business of issuing third-party-issue-type prepaid vouchers;
(3) through (36) (Descriptions omitted)	(4) through (37) (Same as existing)
Article 3. through Article 5. (Descriptions omitted)	Article 3. through Article 5. (Same as existing)
(To be newly established)	(Acquisition by the Company of its own shares)
	Article 6. The Company may, by resolution of the Board of Directors, purchase its own shares, pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.
Article 6. through Article 32. (Descriptions omitted)	Article 7. through Article 33. (Same as existing)

Proposition No.3: Election of six Directors

(Translation omitted)

Proposition No.4: Granting of retirement gratuities to the retiring Director

(Translation omitted)

- END -

(Excerpt Translation)

FILE NO. 82-4837

June 23, 2004

To the Shareholders:

Notice of Resolutions of the 43rd Ordinary General Meeting of Shareholders

Dear Shareholders:

Please take notice that at the 43rd Ordinary General Meeting of Shareholders of the Company held today, report was made and resolutions were adopted as described below.

Yours very truly,

Hiroki Jinnai
President and Representative Director

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku,
Tokyo

Description

Matters reported:

Report on the balance sheet as of March 31, 2004 and the business report and statement of income for the 43rd business term (from April 1, 2003 to March 31, 2004).

The particulars of the above accounting documents were reported to the meeting.

Matters for resolution:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 43rd business term

The proposition was approved and adopted as proposed.

The year-end dividend was determined to be ¥50 per share. As a result, the annual dividend per share for the business term under review is ¥100, including the interim dividend of ¥50 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 3: Election of six Directors

Messrs. Masaaki Uchino, Hiroki Jinnai, Shunji Kosugi, Teruaki Watanabe, Isao Takeuchi and Tsutomu Kasori were reelected and assumed office, respectively.

Proposition No. 4: Granting of retirement gratuities to the retiring Director

The proposition was approved and adopted as proposed.

- END -

FILE NO. 82-4837

(Translation)

NEWS RELEASE

PROMISE

March 16, 2004

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
General Manager,
Public Relations Department
Tel: (03) 3213-2545

Notice on Adjustments to the Forecasts of Business Results for the Year Ending March 31, 2004

In accordance with result of solicit voluntary retirement and the recent development of the Company's performance, the forecasts of consolidated and non-consolidated business results for the year ending March 31, 2004 (from April 1, 2003 to March 31, 2004), as given at the time of publication of the interim financial statements on October 23, 2003, are adjusted as described in the following tables:

Description

1. Adjustment to the forecasts of business results for the year ending March 31, 2004 (from April 1, 2003 to March 31, 2004):

[Consolidated]

(million yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecast (A)	393,392	81,950	83,374	48,116
Adjusted forecast (B)	390,831	86,904	88,416	40,205
Amount of increase or decrease (B-A)	(-) 2,561	4,954	5,042	(-) 7,911

	Net sales	Operating income	Ordinary income	Net income
Rate of increase or decrease	(-) 0.7%	6.0%	6.0%	(-) 16.4%
Previous results (for the year ended March 31, 2002)	410,619	106,957	108,030	60,716
Rate of increase or decrease of the previous forecast to the previous results	(-) 4.2%	(-) 23.4%	(-) 22.8%	(-) 20.8%
Rate of increase or decrease of the adjusted forecast to the previous results	(-) 4.8%	(-) 18.7%	(-) 8.2%	(-) 3.8%

[Non-consolidated]

(million yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecast (A)	323,505	78,554	80,000	57,000
Adjusted forecast (B)	322,270	81,558	82,844	48,200
Amount of increase or decrease (B-A)	(-) 1,235	3,004	2,844	(-) 8,800
Rate of increase or decrease	(-) 0.4%	3.8%	3.6%	(-) 15.4%
Previous results (for the year ended March 31, 2002)	326,556	105,419	107,042	61,411
Rate of increase or decrease of the previous forecast to the previous results	(-) 0.9%	(-) 25.5%	(-) 25.3%	(-) 7.2%
Rate of increase or decrease of the adjusted forecast to the previous results	(-) 1.3%	(-) 22.6%	(-) 22.6%	(-) 21.5%

2. Reason for the adjustments

The Company has adjusted the forecasts of business results for the current year downward principally due to the following factors:

1) Operating loans outstanding grew slightly less than projected due to declines in consumer confidence;

2) The Company incurred more bad debt expense and consequently increased an allowance for doubtful accounts due to an increase in the number of voluntary

bankruptcies and consolidation of debt as a result of the deteriorated employment and income conditions; and

3) The Company reduced the discount rate of the retirement allowance obligations from 3.0% to 2.5% to maintain strong balance sheets in consideration of the current monetary conditions and incurred more retirement allowance obligations and expense due to poorer investment yields on pension funds.

To respond to changes in the recent operating conditions, the Company will make modifications to its organization to make it less hierarchic and strengthen the capabilities of its marketing division to work out and implement plans, among other things, as of April 1, 2003. With the new organization, the Company will concentrate its energy on the strengthening of marketing and the control of credit and receivables, in a group-wide effort to secure a new basis for growth and strengthen its earnings power.

- END -

FILE NO. 82-4837

(Excerpt translation)

NEWS RELEASE **PROMISE**

April 8, 2004

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
Executive Officer,
General Manager,
Public Relations Department
Tel: 03-3213-2545

Notice of Issuance of ¥10 Billion 33rd Unsecured Straight Bonds

Promise Co., Ltd. (the "Company") has concentrated efforts on the diversification and cost reduction of fund raising. The Company has determined to issue ¥10 billion domestic unsecured straight bonds (due in ten years).

Consequently, the balance of bonds of the Company issued and outstanding will account for ¥315 billion of domestic straight bonds.

Description

(Translation omitted)

- END -

PROMISE

June 10, 2004

Company name: Promise Co., Ltd.

Stock Code: 8574; First Section of Tokyo Stock Exchange

President and Representative Director: Hiroki Jinnai

Inquiries: Yoshiyuki Tateishi, Executive Officer, General Manager, Corporate Communications Dept.

TEL: 81-3-3213-2545

E-mail: ir@promise.co.jp

Notice Regarding Transfer of Credit Assets Held by Taiwanese Finance Subsidiary Liang Jing Co., Ltd.

On June 10, 2004, Promise Co., Ltd. decided to transfer installment credit assets held by Liang Jing Co., Ltd., a wholly owned subsidiary in Taiwan engaged in automobile installment sales finance, to International Bank of Taipei. Details are as follows.

1. Reason for transfer of credit assets

In October 2002, Promise established a joint venture in Taiwan with Ta Chong Bank, a medium-sized Taiwanese bank, to provide guarantees for unsecured loan receivables. From the perspective of consolidating the Promise Group's management resources, Promise has also undertaken deliberations regarding the status of Liang Jing (established in August 1989), which has undertaken its business activities with the aim of future participation in the consumer finance business. These deliberations have included consideration of the advantages and disadvantages of continuing the operations of Liang Jing. Based on these considerations, we decided to transfer Liang Jing's installment credit assets upon determining that our aims were in accordance with those of International Bank of Taipei, which seeks to expand its business base with the takeover of these installment credit assets.

* Liang Jing will continue operations following the transfer of the credit assets.

2. Details of the credit assets to be transferred

(1) Details of credit assets to be transferred

A total of ¥3.9 billion in individual automobile installment credit assets will be transferred.

(2) Liang Jing's business results

	FY ended December 31, 2003
Recurring profit	¥142 million
Net income	¥96 million

3. Outline of business asset transferee

(1) Corporate name: International Bank of Taipei

(2) Principal business: Banking

(3) Established: September 23, 1949

(4) Headquarters address: 36, Nanking E. Rd., Sec. 3, Taipei, Taiwan, R.O.C.

(5) Representative: Show Chung Ho

(6) Capital: NT$21,159 million (1 NT$ = ¥3.16/end of December 2003)

(7) Number of employees; 2,258

4. Schedule

June 10, 2004: Signing of contract for transferring credit assets

July 1, 2004: Transfer of credit assets

5. Outlook for consolidated business results following transfer of credit assets

The transfer of credit assets will have no major impact on Promise's consolidated business results in the fiscal year ending March 31, 2005.

Sumitomo Mitsui Financial Group, Inc.
Promise Co., Ltd.

Strategic Alliance between Sumitomo Mitsui Financial Group and Promise

Tokyo, June 21, 2004 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) and Promise Co., Ltd. ("Promise", President: Hiroki Jinnai) today reached an agreement, subject to the approvals of the relevant authorities, to form a strategic alliance in the consumer finance business.

I. Purpose of Strategic Alliance

The consumer finance business is expected to grow further as it changes significantly in step with the maturing of economy and diversification of consumers' sense of value and lifestyles. Under such circumstances, SMFG and Promise has agreed to form a strategic alliance in order to establish the No. 1 consumer finance business in Japan by meeting customers' various finance needs and providing attractive products.

As strategic partners, SMFG and Promise will form a full-scale alliance forged from positions of strength, and provide the best products and services by leveraging their respective resources such as brands, customer base, expertise, and experience.

As a first step, SMFG and Promise will form a business alliance and a capital alliance. The outline is as follows.

II. Outline of Business Alliance

1. Sumitomo Mitsui Banking Corporation ("SMBC"), a wholly-owned subsidiary of SMFG, and Promise will jointly develop new consumer loan models in order to capture immediate cashing needs of a wide range of customers, including first-timers. SMBC and Promise will provide several types of loans with different levels of interest rates and quickly make loans due to fast credit approval process.

SMBC and Promise will significantly grow consumer finance business by providing convenient loan products with interest rates ranging from 8% to around 12% through SMBC's marketing channels. At the same time, SMBC and Promise plan to establish a new joint venture (tentative name: SMBC Consumer Finance Co., Ltd. "SMBCCF") for promoting loan products with interest rates ranging from 15% to 18%.

Promise, with its experience in consumer finance business, will fully support SMBC and SMBCCF by guaranteeing their loan products, as well as providing expertise in marketing, credit monitoring and loan collection. SMBC will set up consumer loan counters and install loan processing machines to be developed by Promise at its branches. Furthermore, SMFG and Promise will cooperate to utilize their respective network infrastructures.

2. The Japan Net Bank Limited ("JNB"), a subsidiary of SMFG, will forge a comprehensive strategic alliance with Promise, starting with the consumer loan business.

3. SMBC and Promise will jointly develop finance products and services for small businesses.

4. SMFG and Promise will exchange a wide range of officers and employees on a group basis to enhance the mutual understanding of each other's business.

In addition, both companies will seek further development of business alliance, including collaboration of Promise with other subsidiaries of SMFG, such as Sumitomo Mitsui Card Co., Ltd. and SAKURA CARD CO., Ltd.

SMFG and Promise aim to achieve about 500 billion yen in consumer loan balance in 3 years on a group basis, and further expand the business alliance to enhance the synergy effect.

III. Outline of Capital Alliance

SMFG and Promise will enter into the following capital alliance in order to share the profit from the business alliance and strengthen their relationship.

1. SMBC, a subsidiary of SMFG, will acquire shares of common stock equivalent to 20% of Promise's outstanding shares through the following methods.

(1) By July 13, 2004, SMBC will acquire shares equivalent to 15% of Promise's outstanding shares as follows:
   (a) Subscription of newly issued shares through third party allocation (8,900,000 ordinary shares)
   (b) Purchase of treasury stock (4,330,000 ordinary shares)
   (c) Purchase of shares from existing major individual shareholders (7,000,000 ordinary shares)

(2) SMFG plans to acquire additional shares of common stock of Promise, in appropriate ways, up to 20% of Promise's outstanding shares.

2. SMFG will obtain a seat on Promise's board of directors, subject to the approval at Promise's general shareholders meeting.

3. There will be no changes in Promise's management structure, corporate organization and business structure.

PROMISE

June 21, 2004

Company name: Promise Co., Ltd.
Stock Code: 8574; First Section of Tokyo Stock Exchange

President and Representative Director: Hiroki Jinnai
Inquiries: Yoshiyuki Tateishi, Executive Officer, General Manager, Corporate Communications Dept.
TEL: 81-3-3213-2545
E-mail: ir@promise.co.jp

Notice Regarding the Issuance of New Shares through a Third-Party Allotment and the Disposition of Treasury Stock Accompanying a Strategic Alliance with the Sumitomo Mitsui Financial Group

At a Meeting of the Board of Directors convened on June 21, 2004, a resolution was passed whereby Promise Co., Ltd. (President: Hiroki Jinnai) will issue new shares through a third-party allotment to Sumitomo Mitsui Banking Corporation (hereafter, SMBC), a subsidiary of Sumitomo Mitsui Financial Group, Inc. (President and CEO: Yoshifumi Nishikawa; hereafter SMFG) and dispose of treasury stock as part of an agreement with SMFG to form a strategic alliance. Details of the resolution are as follows.

Details

1. Issue of New Shares though a Third-Party Allotment

1) Main points of new stock issue

(1) Number of new shares to be issued: 8,900,000 of common shares
(2) Price of shares to be issued: ¥7,120 per share
(3) Total value of shares to be issued: ¥63,368,000,000
(4) Amount of capitalization: ¥3,560 per share
(5) Application period: July 12, 2004 (Monday)
(6) Payment date: July 13, 2004 (Tuesday)
(7) Date from which dividends are calculated: April 1, 2004 (Thursday)
(8) Date of delivery of new stock certificates: None issued
(9) Party to which shares will be allotted and number of shares: Sumitomo Mitsui Banking

Corporation; 8,900,000 shares

(10) Items related to agreement for continuing to hold new shares

Promise plans to ask SMFG and SMBC to hold these shares over the long term with a view toward strengthening the relationship among Promise and SMFG and SMBC.

(11) The previous items are based on the condition that notification submitted in accordance with the Securities and Exchange Law is effective.

Note: Method for determining the price of shares to be issued

This amount is calculated at ¥7,120 per share (with a discount rate of 1.955%) based on a per-share price of ¥7,262, which was the average TSE closing price per share of Promise's common stock during the most-recent 30-day period (May 19-June 18, 2004) up to the last business day before the date of the resolution passed at the Board of Directors Meeting.

2) Movements in the total number of shares issued as a result of the capital increase (Capital movements)

Current number of shares issued	125,966,665 shares
Increase in number of shares as a result of capital increase	8,900,000 shares
Number of shares issued following capital increase	134,866,665 shares

3) Capital movements as a result of the capital increase

Current capital	¥49,053,694,164
Amount of increase in capital	¥31,684,000,000
Capital after increase	¥80,737,694,164

4) Reason for capital increase and uses of capital

(1) Reason for capital increase

To progress with a mutual sharing of profits with SMFG and strengthen affiliations with SMFG.

(2) Uses of procured capital through capital increase

Of the ¥63,112 million in estimated proceeds procured from the issue of new shares, Promise plans to allocate approximately ¥10.0 billion for the establishment of a joint venture and approximately ¥5.0 billion for the installation of loan processing machines. Promise plans to promptly consider the use of the remaining funds, including for such uses as capital investment and the carrying out of joint business.

(3) Expected impact on business results

For the above-mentioned reasons, Promise believes the capital increase will enable the Company to strengthen its financial stability, product development capabilities and brand power, and thus contribute to an improvement in its corporate earnings capabilities. There is no revision to the earnings forecast announced on April 27, 2004.

5) Distribution of profits to shareholders and other matters

(1) Basic policy on distribution of profits

While maintaining sufficient internal reserves necessary for carrying out future business and strengthening its management structure, Promise works to provide stable and continuous distribution of profits as well as to increase these distributions.

(2) Rationale for determining distributions

In accordance with the above-mentioned policies, Promise determines distributions based on comprehensive considerations that include financial condition, profit or loss in the fiscal period and payout ratio.

(3) Use of internally retained funds

To contribute to earnings capabilities and corporate value, and thereby raise shareholders' value, Promise strives to make effective use of internally retained funds as part of its strategies for bolstering various aspects of its operations that include product development, IT investments and nurturing of employees.

6) Equity finance carried out in the past three years

(1) Promise has not carried out any equity finance in the past three years.

(2) Stock price movements for the past three fiscal years as well as recent stock price movements

	Fiscal 2002	Fiscal 2003	Fiscal 2004	Fiscal 2005
Opening price	¥9,500	¥5,650	¥3,230	¥7,350
High	¥10,650	¥7,000	¥7,900	¥7,810
Low	¥5,350	¥3,250	¥3,230	¥6,320
Closing	¥5,750	¥3,300	¥7,150	¥7,360
PER	11.7 times	6.8 times	17.6 times	15.8 times

Note: The stock prices shown for fiscal 2005 are from April 1, 2004 to June 18, 2004.

7) Outline of party to which shares will be allotted

Party to which shares will be allotted	Sumitomo Mitsui Banking Corporation
Address	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo
Representative Officer	President and CEO: Yoshifumi Nishikawa
Capital	¥559,985 million (as of March 31, 2004)
Total number of shares issued	55,778,805 shares (as of March 31, 2004) Common shares: 54,811,805 shares Preferred shares: 967,000 shares
Principal shareholder and percentage of shares held	Sumitomo Mitsui Financial Group, Inc. (100%)
Principal business activities	Banking
Relationship with Promise	Borrowings totaling ¥2.16 billion by Promise (as of March 31, 2004)

2. Disposition of Treasury Stock

1) Purpose of disposition

Regarding the strategic alliance agreed upon with SMFG, Promise will transfer treasury stock to SMBC with the aim of progressing with the mutual sharing of profits and the strengthening of mutual affiliations.

2) Details of disposition of treasury stock

(1) Type of stock: Common stock

(2) Total number of shares: 4,330,000 shares

(3) Price of stock: ¥7,120 per share

(4) Number of shares of treasury stock after disposition: 543,450 shares

Note: Method for determining the price of treasury shares to be disposed

This amount is calculated at ¥7,120 per share (with a discount rate of 1.955%) based on a per-share price of ¥7,262, which was the average TSE closing price per share of Promise's common stock during the most-recent 30-day period (May 19-June 18, 2004) up to the last business day before the date of the resolution passed at the Board of Directors Meeting.

3) Schedule for disposition (plan)

June 21, 2004: Resolution by the Board of Directors for disposition of treasury shares

July 13, 2004: Payment date

3. Regarding Business Alliance with SMFG (Reference)

1) Reason for business alliance

While striving to ascertain in detail the evolving finance needs of customers, Promise and SMFG aim to address new customer needs through the development of attractive loan products, and the two companies will work to build a top position in Japan's consumer finance industry.

2) Details of business alliance

(1) Promise and SMBC, a subsidiary of SMFG, will jointly develop and promote schemes to provide new loan products that respond to needs for immediate borrowing across a wide range of customer segments, including those individuals who have yet to use loan products. Under these schemes, we will offer multiple loan products with different levels of interest rates. After receiving applications from customers and carrying out credit screening, we will promptly provide these products to customers. As we head for the realization of such schemes, Promise will engage in the handling of guarantees for loan products for SMBC and a consumer finance company to be established with joint investment from Promise and SMBC. We will also provide total support by offering know-how in such areas as sales promotions, credit provision management and loan collection.

(2) SMBC will establish a branch sales structure that includes setting up loan product counters while proceeding with the installation of loan processing machines developed by Promise in its branches.

(3) The Japan Net Bank Limited (hereafter JNB), a SMFG subsidiary, and Promise will carry out a comprehensive alliance that encompasses JNB's loan business.

(4) SMBC and Promise will engage in joint research with regard to the finance business, targeting the market for small corporations.

(5) To promote deeper mutual understanding of each other's businesses, the SMFG Group and the Promise Group will implement wide-ranging personnel exchanges that span all levels within the two groups.

(6) Both companies plan to further expand and upgrade the scope of the business alliance through measures that will include collaborative activities between Promise and such SMFG Group companies as Sumitomo Mitsui Card Co., Ltd. and SAKURA CARD CO., Ltd.

July 13, 2004

Company name: Promise Co., Ltd.

Stock Code: 8574; First Section of Tokyo Stock Exchange

President and Representative Director: Hiroki Jinnai

Inquiries: Yoshiyuki Tateishi, Executive Officer, General Manager, Corporate Communications Dept.

TEL: 81-3-3213-2545

E-mail: ir@promise.co.jp

Change in Major Shareholders through Strategic Alliance with the Sumitomo Mitsui Financial Group

Today, a change occurred in the holdings of the major shareholder of Promise Co., Ltd., to be followed by a change in the major shareholder on July 14, 2004.

The changes are a result of the strategic alliance with Sumitomo Mitsui Financial Group, Inc. (SMFG), based on which Promise and major shareholders are selling shares in the Company to Sumitomo Mitsui Banking Corporation (SMBC) through the following transactions.

(1) Sale of shares by existing shareholders (7,000,000 common shares)

(2) Issue of new shares through third-party allotment (8,900,000 common shares)

(3) Sale of treasury stock (4,330,000 common shares)

I. Change in Holdings of Major Shareholder, Effective July 13, 2004

1. Reason for change in holdings of major shareholder

Based on the strategic alliance with SMFG, Promise shareholders transferred 7,000,000 common shares to SMBC, effective July 13, 2004.

Of that amount, 1,500,000 shares were transferred by the major shareholder in the Company and 5,500,000 shares by other principal shareholder.

2. Name and details of said shareholder (major shareholder)

Name	Occupation
Ryoichi Jinnai	Supreme Advisor, Promise Co., Ltd.

3. Voting rights (shareholdings) held by said shareholder (major shareholder) and percent of total voting rights

	Voting Rights (Shareholdings)	Percent of Total Voting Rights Issued (Notes 1 and 2)	Shareholder Ranking
July 13, 2004 (Before change)	250,000 units (12,500,000 shares)	10.32%	No. 1
July 13, 2004 (After change)	220,000 units (11,000,000 shares)	9.08%	No. 1

Notes: 1. Number of shares without voting rights to be excluded from outstanding shares: 4,831,465 shares
2. Number of shares issued at July 13, 2004: 125,966,665 shares

II. Change in Major Shareholder, Effective July 14, 2004

1. Reason for change in major shareholder

Based on the strategic alliance with SMFG, Promise will transfer to SMBC 4,330,000 common shares being held as treasury stock and 8,900,000 common shares through a third-party allotment of newly issued shares. These transactions will result in the following shareholder becoming the major shareholder.

2. Name and details of said shareholder

Name	Head Office Address	Principal Business Activity
Sumitomo Mitsui Banking Corporation President and CEO: Yoshifumi Nishikawa	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo	Banking

3. Voting rights (shareholdings) held by said shareholder and percent of total voting rights

	Voting Rights (Shareholdings)	Percent of Total Voting Rights Issued (Notes 1 and 2)	Shareholder Ranking
July 13, 2004 (Before change)	140,000 units (7,000,000 shares)	5.78%	No. 3
July 14, 2004 (After change)	404,600 units (20,230,000 shares)	15.06%	No. 1

Notes: 1. Number of shares without voting rights to be excluded from outstanding shares: 501,465 shares
2. Number of shares issued at July 14, 2004: 134,866,665 shares

(Reference)

Voting rights (shareholdings) held by Mr. Ryoichi Jinnai and percent of total voting rights

	Voting Rights (Shareholdings)	Percent of Total Voting Rights Issued (Note)	Shareholder Ranking
July 13, 2004	220,000 units (11,000,000 shares)	9.08%	No. 1
July 14, 2004	220,000 units (11,000,000 shares)	8.19%	No. 2

Note: The change in the percent of total voting rights is due to the issue of new shares.

4. Outlook

SMBC is expected to be a stable and long-term shareholder.

(Reference)

Movement in Promise's Capital (scheduled for July 14)

Capital on July 13, 2004	¥49,053,694,164
Capital increase on July 14, 2004	¥31,684,000,000
New capital on July 14, 2004	¥80,737,694,164